SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2020 Annual Report

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 20, 2021	By /s/ Wang Jun Name: Wang Jun Title: Company Secretary

Exhibit 99.1

2020 ANNUAL REPORT

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED

Stock Code: 2600 (HKSE) ACH (US) 601600 (China)

2020 ANNUAL REPORT





Contents



Corporate Profile


Alumina production capacity
No.1
in the world
Primary aluminum
production capacity
No.2
in the world
Refined alumina
capacity
No.1
in the world
Revenue scale in the
same industry
No.1
in the world
Carbon production capacity
No.1
in the world
Assets scale in the same industry
No.1
in the world

Aluminum Corporation of China Limited ("**Chalco**" or the "**Company**") is a joint stock limited company established in the People's Republic of China (the "**PRC**"); its shares are listed on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**"), the New York Stock Exchange and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "**Group**") is a leading enterprise in aluminum industry in China, ranking among the top in the global aluminum industry in terms of overall strengths, and is a large manufacturer and operator with integration of mining of bauxite, coal and other resources; production, sales and technology research of alumina, carbon, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

The core competitiveness of the Group is mainly reflected in:

- its clear and pragmatic development strategy to build itself into a top-notch aluminum company with global competitiveness in the world;

- its ownership of stable and reliable supply of bauxite resources to ensure sustainable development;

- its complete industrial chain and distinct comprehensive competitive edge;
- its advanced management concepts to promote the realization of the operation objectives of the Company;
- its experienced professional technician team to ensure a continuous improvement in the productivity of labour of the Company;
- its excellent management team to achieve the Company's efficient operation;
- its sustainable scientific innovation capacity to achieve effective transformation of technological achievements into economic benefits;
- its combination of party building and operating management to ensure the health development of the Company.

The Group is principally comprised of the following branches, subsidiaries, joint ventures and associates:

Branches:

- Guangxi branch (mainly engaged in producing alumina products);





- Qinghai branch (mainly engaged in producing primary aluminum and alloy products);
- Guizhou branch (mainly engaged in mining bauxite and producing alloy products);

Subsidiaries:

- Chalco Shanxi New Material Co., Ltd.* (中鋁山西新材料有限公司) ("**Shanxi New Material**") (mainly engaged in producing alumina products, primary aluminum and alloy products);
- Fushun Aluminum Co., Ltd. ("**Fushun Aluminum**") (mainly engaged in producing carbon products);
- Zunyi Aluminum Co., Ltd. ("**Zunyi Aluminum**") (mainly engaged in producing alumina and primary aluminum products);
- Shandong Huayu Alloy Materials Co., Ltd. ("**Shandong Huayu**") (mainly engaged in producing carbon products);
- Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") (mainly engaged in producing primary aluminum and alloy products);
- Chalco Mining Co., Ltd. ("**Chalco Mining**") (mainly engaged in mining bauxite and producing alumina products);
- China Aluminum International Trading Co., Ltd. ("**Chalco Trading**") (mainly engaged in the trading of non-ferrous metal products);
- Chalco Hong Kong Ltd. ("**Chalco Hong Kong**") (mainly engaged in overseas bauxite mining and bauxite trading);
- Chalco Shandong Co., Ltd. ("**Chalco Shandong**") (mainly engaged in producing alumina products);
- Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司) ("**Zhongzhou Aluminum**") (mainly engaged in producing alumina products);



- Chalco Zhengzhou Research Institute of Non-ferrous Metal* (中鋁鄭州有色金屬研究院有限公司) ("**Zhengzhou Institute**") (mainly engaged in research and development services);
- Chalco Energy Co., Ltd. ("**Chalco Energy**") (mainly engaged in energy development);
- Chalco Ningxia Energy Group Co., Ltd. ("**Ningxia Energy**") (mainly engaged in power generation and coal resources development);
- Guizhou Huajin Aluminum Co., Ltd. ("**Guizhou Huajin**") (mainly engaged in producing alumina products);
- China Aluminum Logistics Group Corporation Co., Ltd ("**Chalco Logistics**") (mainly engaged in logistics transportation services);
- Chalco Shanghai Company Limited* (中鋁(上海)有限公司) ("**Chalco Shanghai**") (mainly engaged in trading and engineering project management);
- Guangxi Huasheng New Material Co., Ltd. ("**Guangxi Huasheng**") (mainly engaged in producing alumina products);
- Chalco Materials Co., Ltd. ("**Chalco Materials**") (mainly engaged in procurement of materials including raw materials and fuels);
- Shanxi Huaxing Alumina Co., Ltd. ("**Shanxi Huaxing**") (mainly engaged in producing alumina products);
- Chalco International Trading Group Co., Ltd. ("**Chalco International Trading Group**") (mainly engaged in trading, importing and exporting of non-ferrous metal products);
- Shanxi Chalco China Resources Co., Ltd. ("**Shanxi Zhongrun**") (mainly engaged in producing primary aluminum products);
- Guizhou Huaren New Material Co., Ltd. ("**Guizhou Huaren**") (mainly engaged in producing primary aluminum products);



- Lanzhou Aluminum Co., Ltd. ("**Lanzhou Aluminum**") (mainly engaged in producing primary aluminum products);
- Chinalco Shanxi Jiaokou Xinghua Technology Co., Ltd.* (中鋁集團山西交口興華科技股份有限公司) ("**Xinghua Technology**") (mainly engaged in producing alumina products);
- Gansu Hualu Aluminum Co., Ltd. ("**Gansu Hualu**") (mainly engaged in producing carbon products);

Joint Ventures and Associates:

- Guangxi Huayin Aluminum Company Limited ("**Guangxi Huayin**") (mainly engaged in producing alumina products);
- Chalco Steering Intelligent Technology Co., Ltd. ("**Chalco Steering**") (mainly engaged in provision of information technology services);
- Hua Dian Ningxia Ling Wu Power Co., Ltd. ("**Ling Wu Power**") (mainly engaged in coal and energy power generation);
- Guangxi Hualei New Materials Co., Ltd. ("**Guangxi Hualei**") (mainly engaged in producing primary aluminum and aluminum processed products);
- Yunnan Aluminum Co., Ltd. ("**Yunnan Aluminum**") (mainly engaged in producing primary aluminum and aluminum processed products);
- Heqing Yixin Aluminum Industry Co.,Ltd. ("**Yixin Aluminum**") (mainly engaged in producing primary aluminum products).



1. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

The revenue of the Group for the year ended 31 December 2020 amounted to RMB185,994 million, representing a decrease of 2.22% as compared with the same period of last year, Profit attributable to the owners of the parent for the year amounted to RMB741 million, and profit per share attributable to the owners of the parent for the year amounted to RMB0.028.

The following is the summary of the consolidated statements of profit or loss and other comprehensive income for the year 2020 and year 2016 to year 2019:

	For the year ended 31 December				
	2020	2019	2018	2017	2016
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Revenue	**185,994,253**	190,215,398	180,350,912	181,116,427	144,970,316
Cost of sales	**-172,571,364**	-178,068,129	-167,110,215	-166,357,188	-133,791,706
Gross profit	**13,422,889**	12,147,269	13,240,697	14,759,239	11,178,610
Selling expenses	**-1,457,056**	-1,675,869	-2,499,394	-2,375,288	-2,114,672
Administrative expenses	**-4,156,940**	-3,971,895	-3,981,521	-4,571,215	-3,353,672
Research and development expenses	**-1,434,056**	-940,828	-626,873	-498,234	-168,862
Impairment losses on property, plant and equipment	**-416,841**	-259,354	-46,484	-16,200	-57,080
Other income	**139,551**	84,611	135,367	89,873	155,576
Impairment losses on financial assets	**-978,834**	-171,016	-107,956	–	–
Impairment losses on investments in joint ventures	**–**	–	-216,953	–	–
Other gains, net	**903,872**	1,247,509	925,100	320,548	171,031
Finance costs, net	**-4,193,607**	-4,660,348	-4,389,311	-4,496,921	-4,204,437
Share of profits and losses of joint ventures	**180,502**	270,115	-199,452	8,151	-95,508



1. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

	For the year ended 31 December				
	2020	2019	2018	2017	2016
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Share of profits and losses of associates	**145,737**	48,767	39,335	-165,249	115,091
Profit/(loss) before income tax	**2,155,217**	2,118,961	2,272,555	3,054,704	1,626,077
Income tax (expense)/gain	**-582,188**	-628,376	-826,366	-646,835	-404,919
Net profit/(loss) for the year	**1,573,029**	1,490,585	1,446,189	2,407,869	1,221,158
Profit/(loss) for the year attributable to					
Owners of the Company	**741,004**	853,102	709,397	1,414,019	368,762
Non-controlling interests	**832,025**	637,483	736,792	993,850	852,396
Proposed final dividend for the year	**–**	–	–	–	–

1. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The following is the summary of the consolidated total assets and total liabilities of the Group:

	For the year ended 31 December				
	2020	2019	2018	2017	2016
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
		(Restated)	(Restated)	(Restated)	(Restated)
Total assets	**194,901,684**	203,137,491	201,102,404	200,083,364	191,563,765
Total liabilities	**123,729,968**	132,380,025	133,402,883	134,280,936	135,537,895
Net assets	**71,171,716**	70,757,466	67,699,521	65,802,428	56,025,870

2. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

Item	**For the year ended 31 December 2020** ***RMB'000***
Operating profit	**2,302,768**
Profit for the year	**1,573,029**
Profit attributable to owners of the parent	**741,004**
Profit attributable to owners of the parent after excluding gains or losses from non-recurring items	**393,423**
Net cash flows generated from the operating activities	**14,928,904**



2. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CONTINUED)

Gains or losses from non-recurring items	For the year ended 31 December 2020 *RMB'000*
Gains or losses on disposal of non-current assets	319,796
Government subsidies included in the gains or losses for the reporting period (other than government subsidies which are closely related to the ordinary business of the Company and enjoyed on an ongoing basis under the state's policies according to certain standard amount or quantity)	412,456
Gain or loss on debt restructuring	47,658
Corporate restructuring fees such as staff resettlement expenses, consolidation charges, etc.	-176,210
Profit or loss of subsidiaries from the beginning of the year to the consolidation date arising from business combination under common control	-2,135
Gains or losses arising from contingencies unrelated to the ordinary activities of the Company	-81,729
Investment income arising from fair value change or disposal gain of financial asset/liability at fair value through profit and loss, derivative financial asset/liability and other debt investments excluding those from the effective hedging activities in relation to ordinary business of the Company	512,984
Reversal of the allowance for impairment of receivables that is individually tested for impairment	29,204
Gain or loss from external entrusted loans	-248,745
Other non-operating income and expenses other than above items	11,065
Non-controlling interests effect	-284,404
Income tax effect	-192,359
Total	347,581

2. FINANCIAL SUMMARY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CONTINUED)

Principal accounting information and financial indicators for 2020 and 2019 of the Group:

	2020 ***RMB'000***	2019 *RMB'000* (Restated)	Increase/ (decrease) for the year 2020 over 2019 *(%)*
Revenue	**185,994,253**	190,215,398	-2.22
Profit before income tax	**2,155,217**	2,118,961	1.71
Profit attributable to owners of the parent	**741,004**	853,102	-13.14
Profit attributable to owners of the parent after excluding gains from non-recurring items	**393,423**	232,597	69.14
Basic earnings per share *(RMB)*	**0.028**	0.037	-24.32
Diluted earnings per share *(RMB)*	**0.028**	0.037	-24.32
Basic earnings per share after excluding gains from non-recurring items *(RMB)*	**0.008**	0.001	800.00
Weighted average rate of return on net assets *(%)*	**1.36**	1.59	Decreased by 0.23 percentage point
Weighted average rate of return on net assets after excluding gains from non-recurring items *(%)*	**0.72**	0.44	Increased by 0.28 percentage point
Net cash flows generated from operating activities	**14,928,904**	12,595,046	18.53
Net cash flows generated from operating activities per share *(RMB)*	**0.88**	0.74	18.53
Total assets	**194,901,684**	203,137,491	-4.05
Equity attributable to owners of the parent	**54,332,010**	54,671,979	-0.62
Equity attributable to owners of the parent per share *(RMB)*	**3.19**	3.21	-0.62



3. COMPARISON BETWEEN THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS AND THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES

	Profit attributable to owners of the parent for the year ended 31 December		Equity attributable to owners of the parent as of 31 December	
	2020 ***RMB'000***	2019 *RMB'000* (Restated)	**2020** ***RMB'000***	2019 *RMB'000* (Restated)
Prepared in accordance with the PRC Accounting Standards for Business Enterprises	**741,004**	853,102	**54,332,010**	54,671,979
Prepared in accordance with International Financial Reporting Standards	**741,004**	853,102	**54,332,010**	54,671,979

1. PROFILES OF DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AT PRESENT AND DURING THE REPORTING PERIOD

Name	Position	Gender	Age	Start date of his/her tenure	End date of his/her tenure	Total remuneration before tax received from the Company during the reporting period (RMB'0000)	Whether receiving emolument from related parties of the Company
Ao Hong	Acting Chairman and Non-executive Director	M	59	2019.06.25	2022.06.30	0	Yes
Lu Dongliang (resigned)	Chairman and Executive Director	M	47	2019.06.25	2020.05.14	0	Yes
Zhu Runzhou	Executive Director	M	56	2019.06.25	2022.06.30	93.74	No
	President			2020.10.21			
	Vice President (resigned)			2018.05.25	2020.10.21		
He Zhihui (resigned)	Executive Director	M	58	2019.06.25	2020.10.21	90.34	No
	President			2019.02.21	2020.10.21		
Jiang Yinggang (deceased)	Executive Director	M	57	2019.06.25	2020.08.31	59.25	No
	Senior Vice President			2018.06.26	2020.08.31		
Wang Jun	Non-executive Director	M	55	2019.06.25	2022.06.30	5.00	No
Chen Lijie	Independent Non-executive Director	F	66	2019.06.25	2021.06.30	21.12	No
Hu Shihai	Independent Non-executive Director	M	66	2019.06.25	2021.06.30	21.12	No
Lie-A-Cheong Tai Chong, David	Independent Non-executive Director	M	61	2019.06.25	2021.06.30	21.12	No

Name	Position	Gender	Age	Start date of his/her tenure	End date of his/her tenure	Total remuneration before tax received from the Company during the reporting period *(RMB'0000)*	Whether receiving emolument from related parties of the Company
Ye Guohua	Chairman of the Supervisory Committee	M	52	2019.06.25	2022.06.30	0	Yes
Ou Xiaowu (resigned)	Supervisor	M	56	2019.12.10	2020.10.22	14.05	No
Shan Shulan	Supervisor	F	49	2019.06.25	2022.06.30	0	Yes
Guan Xiaoguang	Supervisor	M	50	2019.06.25	2022.06.30	81.38	No
Yue Xuguang	Supervisor	M	57	2019.12.10	2022.06.30	81.38	No
Tian Yong (resigned)	Vice President	M	61	2018.06.06	2020.02.27	13.89	No
Wang Jun	Chief Financial Officer, Secretary to the Board (Company Secretary)	M	50	2019.02.20		86.81	No
Wu Maosen	Vice President	M	57	2019.03.21		90.23	No
Total	/	/	/	/	/	679.43	/

Explanation:

1. "Total remuneration before tax received from the Company during the reporting period" in the above table includes total remuneration, endowment insurance and housing provident fund (except for non-executive Directors and independent non-executive Directors). Due to the COVID-19 pandemic, the Company was exempted from paying the pension insurance from February 2020 to December 2020 in accordance with the national policy.

2. Due to the resignation of Mr. He Zhihui, former executive Director and president of the Company, on 21 October 2020, the total remuneration received by Mr. He Zhihui from the Company listed in the above table is the remuneration he received during his tenure in the Company.

3. Due to the pass away of Mr. Jiang Yinggang, former executive Director and senior vice president of the Company, on 31 August 2020, the total remuneration received by Mr. Jiang Yinggang from the Company listed in the above table is the remuneration he received during his tenure in the Company.

4. Due to the statement of voluntary waiver of emolument for Director issued from Mr. Wang Jun, a non-executive Director of the Company, since May 2020, Mr. Wang Jun has voluntarily waived his emolument for his position as a Director of the Company. According to the Proposal on Formulating the Remuneration Standards for Directors and Supervisors of the Company for 2020 considered and approved at the 2019 annual general meeting held on 23 June 2020, the annual remuneration before tax of Mr. Wang Jun for his position as a non-executive Director in the Company is RMB150,000. Therefore, the total remuneration received by Mr. Wang Jun from the Company for the period from January to April 2020 is RMB50,000.

5. Due to the resignation of Mr. Tian Yong, former vice president of the Company, on 27 February 2020, the total remuneration received by Mr. Tian Yong from the Company listed in the above table is the remuneration he received during his tenure in the Company.

6. Mr. Ou Xiaowu has served as deputy secretary of the Party Committee and secretary of the Discipline Inspection Committee of the Company since October 2020. The remuneration obtained by Mr. Ou Xiaowu from the Company as set out above is his remuneration obtained during his tenure in the Company in 2020.

2. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AS AT THE DATE OF THIS ANNUAL REPORT

Major Working Experience of Directors ("**Directors**"), Supervisors ("**Supervisors**") and Senior Management of the Company as at the Date of this Annual Report:

Executive Director

Mr. Zhu Runzhou, aged 56, is currently an executive Director and president of the Company. Mr. Zhu graduated from Wuhan University, majoring in software engineering, with a master degree in engineering. He is a professor-level senior engineer. Mr. Zhu has successively served as the deputy chief engineer of Gansu Jingyuan Power Plant* (甘肅靖遠發電廠), the chairman of Baiyin Huadian Water Supply Co., Ltd.* (白銀華電供水有限公司), head of Guodian Guizhou Kaili Power Plant* (國電貴州凱里發電廠), director of the preparatory office of the technical transformation program of Guodian in Duyun City, deputy general manager of Guodian Guizhou Branch, deputy general manager of Guodian Yunnan Branch and general manager of Guodian Power Xuanwei Power Generation Co., Ltd.* (國電電力宣威發電有限責任公司), general manager of Guodian Guangxi Branch, deputy general manager of the energy management department of the Company and deputy general manager of Chalco Energy Co., Ltd.* (中鋁能源有限公司), a director, general manager and chairman of Chalco Ningxia Energy Group Co., Ltd.* (中鋁寧夏能源集團有限公司), the general manager of Chalco Xinjiang Aluminum Power Co., Ltd.* (中鋁新疆鋁電有限公司), and an executive Director and vice president of the Company.

Non-executive Directors

Mr. Ao Hong, aged 59, is currently acting chairman and legal representative of the Company and a non-executive Director of the Company. Mr. Ao graduated from Central South University with a doctoral degree in management science and engineering. He is a professor-grade senior engineer with over 30 years of work experience in enterprises of non-ferrous metals industry. He has successively served as the deputy dean of Beijing General Research Institute for Non-ferrous Metals* (北京有色金屬研究總院) and concurrently the chairman of GRINM Semiconductor Materials Co., Ltd.* (有研半導體硅材料股份有限公司), the chairman of Guorui Electronics Co., Ltd.* (國瑞電子股份有限公司), the chairman of Guo Jing Micro-electronic Holding Limited* (國晶微電子控股公司) in Hong Kong, a deputy general manager of Aluminum Corporation of China* (中國鋁業公司). He also successively served as the chairman of the supervisory committee of the Company, chairman of the Labour Union of Aluminum Corporation of China* (中國鋁業公司), the dean of Chinalco Research Institute of Science and Technology* (中鋁科學技術研究院) and the chairman of China Rare Earth Co., Ltd.* (中國稀有稀土有限公司) and an executive Director and the president of the Company. Mr. Ao is currently a director and the full-time deputy secretary of the Communist Party Committee of Aluminum Corporation of China ("**Chinalco**").

Mr. Wang Jun, aged 55, is currently a non-executive Director of the Company. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, he is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd. Mr. Wang also serves as a director of China Nuclear Engineering Corporation Limited currently.

Independent Non-executive Directors

Ms. Chen Lijie, aged 66, is currently an independent non-executive Director of the Company. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of the State-owned Assets Supervision and Administration Commission of the State Council (the "**SASAC**") and chief legal consultant of China Mobile Communications Corporation. Ms. Chen is currently also an independent director of Beijing Empyrean Software Co., Ltd. (北京華大九天科技股份有限公司).

Mr. Hu Shihai, aged 66, is currently an independent non-executive Director of the Company. Mr. Hu graduated from Shanghai Jiao Tong University majoring in thermal energy engineering. He is a professor-level senior engineer with more than 40 years of working experience in power industry. Mr. Hu has extensive experience in corporate management and technical management and successively served as the supervisor, director and deputy head of the Huaneng Shanghai Shidongkou No. 2 Power Plant (華能上海石洞口第二發電廠), deputy director of the preparatory office of the Shanghai Waigaoqiao No. 2 Power Plant (上海外高橋第二電廠籌建處), manager of the production department and assistant to the general manager of Huaneng Power International, Inc. (華能電力股份有限公司) and assistant to the general manager and director of the safety production department, and chief engineer of China Huaneng Group (中國華能集團公司).

Mr. Lie-A-Cheong Tai Chong, David, aged 61, honoured with the Silver Bauhinia Star (SBS), Officier de l'Ordre National du Merite and Justice of Peace. Mr. Lie is currently an independent non-executive Director of the Company. Mr. Lie is the executive chairman of Newpower International (Holdings) Co., Ltd. and China Concept Consulting Ltd. He was selected as a member of the National Committee of the 8th, 9th, 10th, 11th and 13th Chinese People's Political Consultative Conference since 1993. From 2007 to 2013, he acted as a panel convenor cum member of the Financial Reporting Review Panel of Hong Kong Special Administrative Region ("**HKSAR**"). Mr. Lie is currently the honorary consul of the Hashemite Kingdom of Jordan in the HKSAR, the chairman of the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council, a member of the Commission on Strategic Development of the HKSAR, a standing committee member of the China Overseas Friendship Association, and a member of the Hong Kong General Chamber of Commerce (HKGCC). Currently, Mr. Lie is also an independent non-executive director of Herald Holdings Limited and Harbour Centre Development Limited, both of which are listed companies in Hong Kong.

Supervisors

Mr. Ye Guohua, aged 52, is currently the chairman of the Supervisory Committee of the Company. Mr. Ye graduated from Shanghai University of Finance and Economics, majoring in accounting, with a bachelor degree in economics and is a senior accountant. Mr. Ye has extensive experience in financial management and accounting. He has successively served as the director of accounting department of the refinery of Shanghai Gaoqiao Petrochemical Company* (上海高橋石油化工公司), the deputy chief accountant and head of accounting department of Sinopec Shanghai Gaoqiao Branch* (中國石化股份公司上海高橋分公司), the chief financial officer, executive director, a member of the Party Committee, deputy general manager of Sinopec Shanghai Petrochemical Company Limited* (上海石油化工股份有限公司), the director of accounting department of China Petroleum & Chemical Group Corporation* (中國石油化工集團公司), the chairman of Century Bright International Investment Company* (盛駿國際投資有限公司), the chairman of Sinopec Insurance Limited* (中石化保險有限公司), the vice chairman of Taiping & Sinopec Financial Leasing Co., Ltd.* (太平石化金融租賃有限責任公司), a director of Sinopec Finance Co., Ltd.* (中石化財務有限責任公司), and a director of Sinopec Oilfield Service Corporation* (中石化石油工程技術服務股份有限公司). Mr. Ye is also a member of the Communist Party Committee and the chief accountant of Chinalco, and the chairman of Chinalco High-end Manufacturing Co., Ltd.* (中國鋁業集團高端製造股份有限公司).



Ms. Shan Shulan, aged 49, is currently a Supervisor of the Company. Ms. Shan graduated from Beijing Institute of Light Industry* (北京輕工業學院), majoring in industrial corporate management, with a bachelor degree in engineering. She is a certified public accountant and statistician. Ms. Shan has extensive experience in accounting, finance management and other fields. She has successively served as an economic analyst at the economic research office of Beijing Glass Instruments Plant* (北京玻璃儀器廠), the financial manager of Beijing CEMFIL Glass Fiber Co. Ltd.* (北京賽姆菲爾玻璃纖維有限公司) under Saint-Gobain in China, the financial manager for Beijing region of Carrefour (China) Co., Ltd.* (家樂福(中國)有限公司), the financial manager for China region of Baker Hughes Centrilift, the financial manager for China region of Microsoft Research Asia (China)* (微軟(中國)亞洲研究院), and the business director and deputy head of budget division and the head of budget assessment division of the finance department of Aluminum Corporation of China* (中國鋁業公司). Ms. Shan currently serves as the deputy director of the finance department of Aluminum Chinalco, she also concurrently serves as a supervisor of Chinalco Innovative Development Investment Company Limited* (中鋁創新開發投資有限公司), a director of Aluminum Corporation of China Overseas Holdings Limited , a supervisor of China Aluminum Intelligent Technology Development Co., Ltd.* (中鋁智能科技發展有限公司), a director of Chinalco High-end Manufacturing Co., Ltd.*(中國鋁業集團高端製造股份有限公司) and a director of China Aluminum Insurance Broker (Beijing) Co., Ltd.* (中鋁保險經紀(北京)股份有限公司).

Mr. Guan Xiaoguang, aged 50, is currently a Supervisor of the Company and the general manager of the general affairs department of the Company. Mr. Guan is a master of business administration from Peking University. He is a senior economist with rich experience in human resources management and political work. Mr. Guan has successively served as a cadre of the personnel division and deputy secretary of the Youth League Committee of the North China University of Technology, deputy secretary of the Youth League Committee of the attached agencies directly under the China Nonferrous Metals Industry Corporation* (中國有色金屬工業總公司), deputy director and director of the Investment Management Office of the China Nonferrous Metals Industry Association* (中國有色金屬工業協會), head of business and deputy director of the office of the expert advisory committee of the Aluminum Corporation of China* (中國鋁業公司), manager of the talent development and training division of the human resources department of the Company, head and deputy director of the talent development and training division of the human resources department (veteran cadre work department) of the Aluminum Corporation of China* (中國鋁業公司), deputy secretary of the Party committee, chairman of the labour union and supervisor of Shandong Aluminum Co., Ltd* (山東鋁業有限公司), deputy general manager and general manager of the president's office (the office of the Party committee (discipline inspection commission)) of the Company.

Mr. Yue Xuguang, aged 57, is currently a Supervisor of the Company. Mr. Yue graduated from Kunming Institute of Technology with a bachelor degree in engineering majoring in mineral census and exploration. He is a senior economist. He has rich experience in human resources management. Mr. Yue has successively served as the deputy head of the coordination division of the labour insurance bureau and the head of the labour management division of the personnel and education department of China Nonferrous Metals Industry Corporation* (中國有色金屬工業總公司), the deputy head of the general division of the personnel office of State Bureau of Nonferrous Metal Industry* (國家有色金屬工業局) (enjoying the head-level treatment), the deputy head of the personnel department of China Aluminum Corporation* (中國鋁業集團公司), the head of the labour division of the personnel department of Aluminum Corporation of China* (中國鋁業公司), the manager of the remuneration management division of the human resources department of the Company, the head of the general division of the general office of Aluminum Corporation of China* (中國鋁業公司), the manager of the general division of the capital operating department of the Company, the deputy general manager and general manager of the human resources department of the Company, the deputy head (departmental head level) of the human resources department (veteran cadre work department) of the Aluminum Corporation of China* (中國鋁業公司), the secretary of the party committee and deputy general manager of Chinalco Asset Operation and Management Co., Ltd* (中鋁資產經營管理有限公司) and the general manager of the human resources department of the Company.

Other Senior Management

Mr. Wang Jun, aged 50, is currently the chief financial officer and the secretary to the Board (company secretary) of the Company. Mr. Wang obtained a master's degree in business administration from Tsinghua University. He is a senior accountant and a member of the Chartered Institute of Management Accountants (CIMA). He has also been recognised as the national top accounting leading talent. Mr. Wang has worked in grassroots units, overseas companies, listed companies and various departments of the group, and has extensive experience in financial accounting, fund management and capital operation. Mr. Wang has successively served as a director, the chief financial officer and the secretary to the Board of Directors of China Aluminum International Engineering Corporation Limited* (中鋁國際工程股份有限公司), the deputy chief accountant, general manager of finance department and capital operating department of Chinalco and a Supervisor of the Company. Mr. Wang currently also serves as a director of Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司) and a director of Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

Mr. Wu Maosen, aged 57, is currently a vice president of the Company. Mr. Wu graduated from Dalian Railway College with a bachelor's degree in engineering, majoring in welding technology and equipment. He is a senior engineer with excellent performance. Mr. Wu has extensive experience in corporate management. He has successively served as the deputy head of the alumina branch, the deputy head of the overhauling branch and the director of the transport department of Shanxi Aluminum Plant, the assistant to the general manager of Shanxi Branch of Aluminum Corporation of China Limited, the deputy commander-in-chief of the engineering and construction command department of Chalco Shanxi, a deputy general manager of Shanxi Huaze Aluminum & Power Co., Ltd* (山西華澤鋁電有限公司), the deputy head and head of Shanxi Aluminum Plant, a director, a general manager and the secretary of the Party committee of Qinghai Huanghe Hydropower Regeneration Aluminum Co., Ltd.* (青海黃河水電再生鋁業有限公司), the secretary of the Party committee, an executive director and general manager of Chalco Asset Operation and Management Company* (中鋁資產經營管理公司) and successively served as an executive director of Chalco Shanghai Company Limited* (中鋁(上海)有限公司), an executive director and the general manager of Chalco Industrial Development Co., Ltd.* (中鋁置業發展有限公司), the chairman of the board of Huaxi Aluminum Company Limited* (華西鋁業有限責任公司), the chairman of the board and the general manager of Chalco Investment and Development Co., Ltd.* (中鋁投資發展有限公司), the deputy team- leader of the team aiming at making up deficits and shaking off dilemma, transforming and upgrading of Shanxi Branch of Aluminum Corporation of China Limited and Shanxi Aluminum Plant and the chairman and an executive director of the board of Chinalco Research Institute of Science and Technology Co., Ltd.* (中鋁科學技術研究院有限公司).

3. POSITIONS HELD IN SHAREHOLDER ENTITIES OF THE COMPANY OR OTHER ENTITIES BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AT PRESENT AND DURING THE YEAR

Positions in the Shareholder Entities of the Company

Name	Name of shareholder	Position(s) in shareholder entity	Date of appointment	Date of Termination
Ao Hong	Aluminum Corporation of China	Director, Full-time Deputy Secretary of the Communist Party Committee	2016.12.06	–
Lu Dongliang (resigned)	Aluminum Corporation of China	Deputy General Manager	2016.04.22	2020.05.06
Wang Jun (Director)	China Cinda Asset Management Co., Ltd	Business Director	2013.08.19	–
Ye Guohua	Aluminum Corporation of China	Chief Accountant	2018.08.14	–
Ou Xiaowu (resigned)	Aluminum Corporation of China	Deputy Chief Auditor, Director of the Audit Department	2017.01.10	2020.11.26
Shan Shulan	Aluminum Corporation of China	General Manager of Finance Property Department	2020.12.30	–



Positions in Other Entities

Name	Name of other entities	Position(s)	Date of appointment	Whether receiving remuneration or allowance
Wang Jun (Director)	China Nuclear Engineering & Construction Corporation Limited	Director	2014.03.12	No
Chen Lijie	Beijing Empyrean Technology Co., Ltd.#	Independent Director	2020.12.11	Yes
Lie-A-Cheong Tai Chong, David	Newpower International (Holdings) Co., Ltd.	Executive Chairman	1992.01.30	Yes
	China Concept Consulting Ltd.	Executive Chairman	1991.07.26	Yes
	Herald Holdings Limited	Independent Non-executive Director	2005.06.16	Yes
	Harbour Centre Development Limited	Independent Non-executive Director	2018.12.01	Yes
Ye Guohua	Chinalco High-end Manufacturing Co., Ltd.#	Chairman	2019.09.20	No
Wang Jun (Chief Financial Officer, Secretary to the Board (Company Secretary))	China Rare Metals and Rare Earths Company Ltd.# [Note 1]	Chairman of the Supervisory Committee (resigned)	2016.07.05	No
	China Aluminum International Engineering Corporation Limited# [Note 2]	Director (resigned)	2015.05.22	No
	Chinalco Capital Holdings Co., Ltd.# [Note 3]	Director (resigned)	2015.12.30	No
	Chinalco Finance Co., Ltd.#	Director	2014.02.08	No
	Aluminum Corporation of China Overseas Holdings Limited#	Director	2015.11.13	No

Name	Name of other entities	Position(s)	Date of appointment	Whether receiving remuneration or allowance
Ou Xiaowu (resigned)	China Copper Co., Ltd.* Note 4	Supervisor (resigned)	2019.02.27	No
	China Aluminum International Engineering Corporation Limited*	Supervisor	2011.06.30	No
	Chinalco High-end Manufacturing Co., Ltd.* Note 5	Supervisor (resigned)	2019.09.20	No
	Qinghai Yellow River Hydropower Renewable Aluminum Co., Ltd.*	Chairman of the Supervisory Committee	2012.10.18	No
	Chalco Energy Co., Ltd.*	Supervisor	2011.07.04	No
Shan Shulan	Chinalco Innovative Development Investment Company Limited*	Supervisor	2018.04.26	No
	Aluminum Corporation of China Overseas Holdings Limited*	Director	2018.08.06	No
	China Aluminum Insurance Broker (Beijing) Co., Ltd.*	Director	2016.10.26	No
	Chalco Intelligence Technology Development CO., Ltd.* (中鋁智能科技發展有限公司)	Supervisor	2018.12.19	No
	Chinalco High-end Manufacturing Co., Ltd.*	Director	2019.09.20	No

Note 1: Mr. Wang Jun resigned his position as the chairman of the supervisory committee of China Rare Metals and Rare Earths Company Ltd.* on 6 January 2021.

Note 2: Mr. Wang Jun resigned his position as a director in China Aluminum International Engineering Corporation Limited* on 20 January 2021.

Note 3: Mr. Wang Jun resigned his position as a director in Chinalco Capital Holdings Co., Ltd.* on 6 January 2021.

Note 4: Mr. Ou Xiaowu resigned his position as a supervisor of China Copper Co., Ltd.* on 17 October 2020.

Note 5: Mr. Ou Xiaowu resigned his position as a supervisor of Chinalco High-end Manufacturing Co., Ltd.* on 17 October 2020.



4. DECISION MAKING PROCESS AND BASIS OF DETERMINATION OF REMUNERATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AND REMUNERATION

Based on the prevailing market standards and the remuneration strategy of the Company, the human resources department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submit the proposals to the Board for consideration upon approval by the Remuneration Committee of the Board of the Company. Particularly, remuneration of the senior management will be considered and approved by the Board whereas those of the Directors and the Supervisors will be submitted to the shareholders' general meeting for consideration and approval upon being approved by the Board.

The Company determined its remuneration for the Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises in the market (in terms of scale, industry and nature etc.), the Company's annual operating results, fulfilment of duties by the Directors and Supervisors as well as the appraisal results for performance of senior management.

In 2020, the total pre-tax remunerations of the Directors, Supervisors and senior management received from the Company amounted to RMB6.79 million (including the travelling expenses of the independent non-executive Directors).

5. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE YEAR

Name	Position(s)	Status	Reason for the change
Lu Dongliang	Chairman and Executive Director	Resigned	On 14 May 2020, Mr. Lu Dongliang proposed to resign as the chairman and executive Director of the Company and from all other positions in each of the special committees under the Board due to work re-allocation, which took effect from the same day.
Zhu Runzhou	President Vice President	Appointed Resigned	Given the resignation of Mr. He Zhihui, the former executive Director and president of the Company, the Company approved to appoint Mr. Zhu Runzhou as the president of the Company and dismiss him from the position of vice president of the Company at the 11th meeting of the seventh session of the Board convened on 21 October 2020.
Jiang Yinggang	Executive Director, Senior Vice President	Deceased	On 31 August 2020, Mr. Jiang Yinggang, the former executive Director and senior vice president of the Company, deceased from illness.

Name	Position(s)	Status	Reason for the change
He Zhihui	Executive Director	Resigned	On 21 October 2020, Mr. He Zhihui proposed to resign as the executive director, the president of the Company and from all other positions in each of the special committees under the Board due to work re-allocation. The resignation of Mr. He Zhihui from the position of the president of the Company was approved at the 11th meeting of the seventh session of the Board convened by the Company on the same day.
	President	Resigned	
Tian Yong	Vice President	Resigned	Mr. Tian Yong proposed to resign as the vice president of the Company due to reaching statutory retirement age. The resignation of Mr. Tian Yong from the position of the vice president of the Company was approved at the 6th meeting of the seventh session of the Board convened by the Company on 27 February 2020.
Ou Xiaowu	Supervisor	Resigned	On 22 October 2020, Mr. Ou Xiaowu proposed to resign as the Supervisor of the Company due to work re-allocation, with effect from the same day.

In addition to the changes in Directors, Supervisors and senior management as mentioned above, given the resignation of Mr. Lu Dongliang, the former chairman and executive Director of the Company, all Directors of the Company jointly elected Ao Hong, a Director, to act on behalf of the chairman and legal representative of the Company on 14 May 2020 until the election of the new chairman by the Board of the Company.

6. EMPLOYEES OF THE COMPANY

As of 31 December 2020, the Group had 63,007 employees. The structure of employees is as follows:

Composition by Function

Category	Headcounts
Production personnel	45,937
Sales personnel	643
Technology personnel	6,004
Finance personnel	618
Administration personnel	9,805
Total	63,007

By Education Background

Category	Headcounts
Post-graduates and above	723
Undergraduates	13,469
Technical institute graduates	14,287
Secondary/technical school graduates or below	34,528
Total	63,007



Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1. SHARE CAPITAL STRUCTURE

Chinalco is the single largest shareholder of the Company, which directly held 29.67% equity interest of the Company and together with its subsidiaries held an aggregate of 32.16% equity interest of the Company as of 31 December 2020. As of 31 December 2020, Chinalco was the controlling shareholder of the Company.

As of 31 December 2020, the share capital structure of the Company was as follows:

	As of 31 December 2020	
	Number of shares *(In million)*	**Percentage to total issued share capital** *(%)*
Holders of A shares	**13,078.71**	**76.83**
Holders of H shares	**3,943.97**	**23.17**
Total	**17,022.67**	**100**

According to the publicly available information and to the best knowledge of the Company's Directors, as of the date of this annual report, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Hong Kong Listing Rules**").

2. CHANGES IN SHAREHOLDING AND SHAREHOLDERS

During the Reporting Period, there is no change in the number of share capital of the Company. In 2019, the Company issued 2,118,874,715 additional A shares due to the acquisition of assets by issuance of shares, and all the shares were tradable on the market when the lock-up period expired on 26 February 2020. Details are set out as follows:

	As of 1 January 2020		As of 31 December 2020	
	Number of shares *(shares)*	Percentage *(%)*	Number of shares *(shares)*	Percentage *(%)*
Shares subject to trading moratorium				
1. RMB denominated ordinary shares	2,118,874,715	12.45	0	0
2. Overseas listed foreign invested shares	0	0	0	0
Total shares subject to trading moratorium	2,118,874,715	12.45	0	0
Shares not subject to trading moratorium				
1. RMB denominated ordinary shares	10,959,832,268	64.38	13,078,706,983	76.83
2. Overseas listed foreign invested shares	3,943,965,968	23.17	3,943,965,968	23.17
Total tradable shares not subject to trading moratorium	14,903,798,236	87.55	17,022,672,951	100
Total shares	17,022,672,951	100	17,022,672,951	100

Approval of Changes in Shares

During the Reporting Period, the Company is not involved in the approval of changes in shares.

Transfer of Changes in Shareholding

During the Reporting Period, the Company is not involved in the transfer of changes in shareholding.

3. SHARE ISSUANCE AND LISTING

(1) Securities Issuance in the Past Three Years

On 18 December 2018, the Company received the Reply on Approving the Acquisition of Assets by Aluminum Corporation of China Limited* by issuance of shares to Huarong Ruitong Equity Investment Management Co., Ltd. and Certain Other Companies (關於核准中國鋁業股份有限公司向華融瑞通股權投資管理有限公司等發行股份購買資產的批覆) (Zhen Jian Xu Ke [2018] No. 2064) issued by the China Securities Regulatory Commission ("**CSRC**"), pursuant to which the Company was approved to issue an aggregate of 2,118,874,715 A shares to 8 investors, for the purpose of acquiring 25.6748% equity interests in Baotou Aluminum Limited Company, 30.7954% equity interests in Chalco Shandong Co., Ltd., 81.1361% equity interests in Chalco Mining Co., Ltd. and 36.8990% equity interests in Chalco Zhongzhou Aluminum Co., Ltd. jointly held by these 8 investors. The issue price for the acquisition of assets by way of issuance of shares is fixed at RMB6.00 per share which is not less than 90% of the average trading price of the shares of the Company for the last 60 trading days prior to the pricing benchmark date, i.e. the date of the announcement on resolutions passed at the 19th meeting of the sixth session of the Board of the Company. The registration procedure regarding the additional shares issued under the issuance of shares was completed with Shanghai Branch of China Securities Depository and Clearing Corporation Limited on 25 February 2019.

In addition to the additional issuance of A shares above, the Company had no new share issuance in the past three years.

(2) Changes in Total Number of Shares and the Shareholding Structure of the Company

During the Reporting Period, there is no change in the total number of shares and the shareholding structure of the Company.

4. SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as of 31 December 2020, the following persons (other than the Directors, Supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Aluminum Corporation of China	A shares	5,295,895,019(L) Note 1	Beneficial owner and interests of controlled corporation	40.49%(L)	31.11%(L)
	H shares	178,590,000(L) Note 1	Interests of controlled corporation	4.53%(L)	1.05%(L)
BlackRock, Inc.	H shares	212,689,979(L) Note 2	Interests of controlled corporation	5.39%(L)	1.25%(L)
		11,380,000(S) Note 2	Interests of controlled corporation	0.29%(S)	0.07%(S)
The Bank of New York Mellon Corporation	H shares	201,884,499(L) Note 3	Interests of controlled corporation	5.12%(L)	1.19%(L)
		151,829,050(S) Note 3	Interests of controlled corporation	3.85%(S)	0.89%(S)
		37,927,271(P) Note 3	Interests of controlled corporation	0.96%(P)	0.22%(P)
China Life Insurance (Group) Company	A shares	671,882,629(L) Note 4	Interests of controlled corporation	5.14%(L)	3.95%(L)

The letter (L) denotes a long position, the letter (S) denotes a short position, and the letter (P) denotes a lending pool. The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Note 1: These interests included 5,050,376,970 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 178,590,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) and 178,590,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

Note 2: These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 1,844,000 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 7,086,000 H shares were held as derivatives.

Note 3: These interests were held by various corporations controlled by The Bank of New York Mellon Corporation. Among the aggregate interests in the short position in H shares, all H shares were held as derivatives.

Note 4: These interests were held directly by China Life Insurance Company Limited, a subsidiary controlled by China Life Insurance (Group) Company.

Save as disclosed above and so far as the Directors are aware, as of 31 December 2020, no other person (other than the Directors, Supervisors and chief executive of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance of Hong Kong, or was otherwise a substantial shareholder of the Company.

5. NUMBER OF SHAREHOLDERS

Unit: Number of shareholders

Total number of shareholders as of 31 December 2020	407,410

6. PARTICULARS OF SHAREHOLDINGS HELD BY TOP TEN SHAREHOLDERS

As of 31 December 2020, particulars of shareholdings held by top ten shareholders are set out as follows:

Name of shareholder (full name)	Number of shares held as at the end of the reporting period	Class of shares	Percentage of shareholding *(%)*
Aluminum Corporation of China *Note 1*	5,050,376,970	A shares	29.67
Hong Kong Securities Clearing Company Limited (H shares) *Note 2*	3,932,731,457	H shares	23.10
Huarong Ruitong Equity Investment Management Co., Ltd. (華融瑞通股權投資管理有限公司)	841,600,264	A shares	4.94
China Life Insurance Company Limited (中國人寿保险股份有限公司)	671,882,629	A shares	3.95
China Securities Finance Corporation Limited	448,284,993	A shares	2.63
Hong Kong Securities Clearing Company Limited (A shares)	268,884,921	A shares	1.58
Shenzhen Zhaoping Chalco Investment Center LLP (深圳市招平中鋁投資中心(有限合夥))	252,392,929	A shares	1.48
Baotou Aluminum (Group) Co., Ltd.	238,377,795	A shares	1.40
Central Huijin Investment Ltd. (中央匯金資產管理有限責任公司)	137,295,400	A shares	0.81
Wu Xiaofeng (吳曉鋒)	85,645,100	A shares	0.50

Note 1: The number of shares held by Chinalco doesn't include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum (Group) Co., Ltd. and Chinalco Shanxi Aluminum Co., Ltd.* and the H shares of the Company indirectly held by it through its subsidiary Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司). As of 31 December 2020, Chinalco together with its subsidiaries held an aggregate of 5,474,485,019 shares, among which 5,295,895,019 shares were A shares and 178,590,000 shares were H shares, accounting for approximately 32.16% of the total share capital of the Company.

Note 2: The 3,932,731,457 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 178,590,000 H shares it holds on behalf of Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司), a subsidiary of Chinalco.

7. PARTICULARS OF THE CONTROLLING SHAREHOLDER

(1) Particulars of the Controlling Shareholder

Name of the controlling shareholder:	Aluminum Corporation of China
Legal representative:	Yao Lin
Registered capital:	RMB25.2 billion
Date of incorporation:	21 February 2001
Principal operating or managing activities:	Bauxite mining (limited to the bauxite mining at Guizhou Maochang Mine); deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, processed products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2) The Controlling Relationship between the Company and the Controlling Shareholder and Actual Controller


State-owned Assets Supervision and Administration Commission of the State Council
100%
Aluminum Corporation of China
32.16%
Aluminum Corporation of China Limited

Note: The controlling shareholder of the Company is Chinalco, and the actual controller of the Company is the State-owned Assets Supervision and Administration Commission of the State Council. As at 31 December 2020, Chinalco directly holds 29.67% equity interest in the Company and holds an aggregate of 5,474,485,019 shares in the Company together with its subsidiaries, including 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 7,140,254 A shares held by Chinalco Shanxi Aluminum Co., Ltd.* and 178,590,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司), accounting for approximately 32.16% of the total issued share capital of the Company.



Chairman's Statement

Dear shareholders,

I hereby present the annual report of the Group for the financial year ended 31 December 2020 for shareholders' review. On behalf of the Board and all employees of the Company, I would like to express our sincere gratitude to all shareholders for your care and support for the Company.

PRODUCT MARKET REVIEWS

In 2020, the global outbreak of the COVID-19 pandemic, trade frictions and intensified geopolitical tensions have resulted in weakness in the global macroeconomy, increased uncertainties affecting world economic growth, and continuous increase in downward pressure. China has made success in containment of the pandemic, maintained social and production stability in China, continued to deepen supply-side reforms, and stepped up counter-cyclical adjustments, all leading to overall stable economic operation. In the context of the macroeconomic environment in China and abroad, except for particular metals of which the prices have risen due to their outstanding industrial advantages, the prices of other varieties, including aluminum, have shifted downward.

Bauxite Market

In 2020, despite the spread of the COVID-19 pandemic across the world, driven by strong demand, the bauxite imports of China maintained a growing trend, and the pandemic had limited impact on the bauxite production and exports of overseas countries. China mainly imports bauxite from three countries, namely, Guinea, Australia and Indonesia. Due to the seasonality of bauxite output in Guinea, its supply and price showed a trend of picking up first and then falling.

As certain alumina companies in Shanxi and Henan carried out their production line transformation due to some factors such as environmental protection and alumina cost pressure, the use of domestic ore was reduced. In addition, as some alumina companies operated with relatively lower production capacity due to the low alumina price, the demand for domestic ore decreased, and the center of gravity of domestic ore price moved downward.

Total imports of bauxite by China were 111.59 million tonnes in 2020, of which imports from Guinea accounted for 47.2%. The CIF price of imported bauxite fluctuated at the range of USD42-55 per tonne, representing a slight decrease as compared with that of last year.

Alumina Market

In the international market, at the beginning of 2020, as China imported a large number of alumina, the international alumina price demonstrated a continuous rising trend, reaching a high of USD306 per tonne in February 2020. However, as the aluminium smelters in China reduced production thereafter and the electrolytic aluminum production capacity also decreased due to the full outbreak of pandemic overseas, the demand for alumina weakened and the alumina price gradually declined, reaching its year low of USD225 per tonne in April 2020. Since the beginning of the second half of the year, with the gradual economic recovery in western countries, aluminum price at LME has risen sharply, overseas electrolytic aluminum production capacity has increased, and the alumina demand has gradually increased. The overhaul of the Alunorte alumina plant in Brazil has also caused a tight international alumina supply and the alumina price has gradually risen, reaching USD297 per tonne in December. In 2020, the highest and lowest price of alumina in the international market were USD306 per tonne and USD225 per tonne, respectively, with the annual average price of USD271 per tonne, representing a decrease of 18.6% as compared to that of 2019.



In the domestic market, at the beginning of 2020, under the impact of the COVID-19 pandemic, the production of alumina companies in northern China declined due to the limited transportation and the delayed work resumption of the mines, resulting in a moderate rebound of alumina price. The domestic spot price of alumina reached its highest level of RMB2,569 per tonne. As the production of electrolytic aluminum reduced due to the outbreak of the pandemic and the deterioration of the macroeconomic environment, the price of alumina plunged to the lowest level of RMB2,072 per tonne, down by RMB497 per tonne from the highest price. Since then, with the rebound of domestic electrolytic aluminum price, the alumina price has risen slowly. In the second half of the year, as affected by the strong aluminum price and the reduction of production by some manufacturers, the alumina price accelerated to rise, rapidly increasing to RMB2,500 per tonne within half a month, but since late July, the alumina price has quickly dropped to around RMB2,300 per tonne and fluctuated within a narrow range thereof. In 2020, the center of gravity of alumina price in China moved downward from last year. The highest and lowest price of alumina in the domestic market were RMB2,569 per tonne and RMB2,072 per tonne, respectively, with the annual average price of RMB2,335 per tonne, representing a year-on-year decrease of 13.4%.


Alumina Spot and Import Price Trend in China in 2020
RMB/tonne
USD/tonne
2600
2500
2400
2300
2200
2100
2000
1900
350
300
250
200
150
100
50
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Domestic spot price
Import FOB price

Source: Domestic spot price is approximately the average prices from aladdiny.com, baiinfo.com and atk.com; import FOB price is from Platts

According to the statistics, the global output and consumption of alumina for 2020 were approximately 132.92 million tonnes and approximately 136.11 million tonnes, respectively, representing a year-on-year increase of 1.0% and 0.6%, respectively. The domestic output and consumption of alumina were approximately 71.01 million tonnes and approximately 74.81 million tonnes, respectively, representing a year-on-year decrease of 0.8% and a year-on-year increase of 2.5%, respectively, accounting for 53.42% and 54.96% of global output and consumption, respectively. As of the end of December 2020, the alumina capacity utilization rate in the world was approximately 80%, while that of the PRC was approximately 79.7%, representing a decrease of 1.5 percentage points year on year.

Primary Aluminum Market

In the international market, as the pandemic in China spread from January to February 2020 and the prevention and control measures taken by various regions in response to the pandemic had a relatively huge impact on aluminum consumption, the aluminum price at LME began to gradually decline. With the full outbreak of pandemic overseas from the second quarter, the demand for electrolytic aluminum suffered a hard hit, and thus the aluminum price at LME accelerated to decline in the second quarter, reaching its year low of USD1,455 per tonne in April 2020. Entering the third quarter of 2020, the overseas aluminum consumption has gradually recovered, and the aluminum price has also risen all the way. The large imports of electrolytic aluminum in China in 2020 also promoted the rise of aluminum price at LME to a certain extent. The three-month aluminum price at LME reached a year high of USD2,096 per tonne in December 2020. In 2020, the average price of spot aluminum and three-month aluminum futures at LME were approximately USD1,701 per tonne and USD1,727 per tonne, respectively, representing a decrease of 5.0% and 4.7% over that of 2019, respectively.

In the domestic market, in 2020, domestic aluminum price suffered a hard hit at the beginning of the year as affected by the COVID-19 pandemic, falling to the lowest level of around RMB11,200 per tonne. However, with the rapid progress of resumption of work and production in downstream and terminal industries, driven by the significant increase of aluminum demand, the aluminum price rebounded from the bottom and the spot price rushed to the highest level of RMB17,000 per tonne. For a certain period, the spot aluminum price maintained a high uplift trend due to the sharp drop in aluminum ingot inventory which brought strong support to the aluminum price. Before the end of the year, the aluminum price had a pullback due to the close of long positions after the realization of profits and the expectation of falling demand around the Spring Festival. However, the price dropped within a limited range due to the small amount of aluminum ingot inventory. In 2020, the average prices of the SHFE spot aluminum and three-month future aluminum were RMB14,112 per tonne and RMB13,807 per tonne, respectively, representing an increase of 1.4% and a decrease of 0.5% as compared to that of 2019, respectively.


Electrolytic Aluminum Price Trend across Global and in China in 2020
RMB/tonne
USD/tonne
17000
16000
15000
14000
13000
12000
11000
2400
2200
2200
1800
1600
1400
1200
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
SHFE three-month futures
SHFE spot
LME three-month futures
LME spot

Source: SHFE three-month aluminum price and SHFE spot price are extracted from Shanghai Future Exchange (SHFE); LME three-month aluminum price and LME spot price are extracted from London Metal Exchange (LME)

According to the statistics, the global output and consumption of primary aluminum for 2020 were approximately 65.38 million tonnes and approximately 62.87 million tonnes, respectively, representing a year-on-year increase of 2.3% and decrease of 3.1%, respectively. The domestic output and consumption of primary aluminum were approximately 37.30 million tonnes and approximately 38.35 million tonnes, respectively, representing a year-on-year increase of 3.8% and 4.9%, respectively, accounting for approximately 57.05% and 61% of global output and consumption, respectively. As of the end of December 2020, the capacity utilization rate of primary aluminum in the world was approximately 79.7%, while that of primary aluminum enterprises in the PRC was approximately 88%, flat with that of last year.

BUSINESS REVIEW

In 2020, in the face of the severe challenges such as the outbreak of the COVID-19 pandemic and the economic downturn, the Company carried out all-factor benchmarking actions to improve quality and efficiency at all levels, and continued to deepen its reform and innovation, promote transformation and upgrading and optimise the layout structure under the development goal of building a world-class aluminum company, and thereby continuously enhanced quality and efficiency of its development.

1. Effectively prevented and controlled the COVID-19 pandemic and maintained stable and orderly production and operation

The Company strictly implemented the requirements of "two protections and one prevention (兩保 防)", coordinated the deployment with up-down linkage through scientific prevention and control, and achieved zero infection of domestic and foreign employees, which effectively protected the health of its employees and effectively ensured the rapid resumption of work and production as well as the stable production and operation throughout the year. In 2020, the output of alumina, electrolytic aluminum and coal of the Company was 14.53 million tonnes, 3.69 million tonnes and 11.20 million tonnes, respectively, representing an increase of 5.3%, a decrease of 2.6% and an increase of 3.8% over that of the previous year, respectively. The Company's revenue for the year 2020 was RMB186 billion, representing a year-on-year decrease of 2.22%; the total net profit was RMB1.573 billion, representing a year-on-year increase of 5.5%; and the net operating cash flow was RMB14.881 billion, representing a year-on-year increase of 19.13%.

2. Deeply carried out all-factor benchmarking and strengthened basic management

Through establishing an all-factor benchmarking system with the three levels of company, department and enterprise, the Company continued to optimize the production organization and strengthen process control by identifying and overcoming shortcomings and weakness, and thus effectively improved its value creation capabilities. In 2020, the capacity utilization rate of alumina, electrolytic aluminum and carbon of the Company increased by 3.5, 2.7 and 13.5 percentage points as compared to that of the previous year, respectively, and the main indicators of product quality were improved. In particular, in the face of the severe situation of sharp drop in the price of electrolytic aluminum at the beginning of the year, the Company timely launched a special action of maximum cost reduction, which effectively mitigated market risk and achieved cost reduction and efficiency increase. In 2020, the Company won the "Golden Bauhinia" Award of Best Listed Company in Corporate Governance.

3. Accelerated the structural adjustment and optimized the production layout

The Company thoroughly implemented the investment philosophy of "acting in a measured and diligent manner", actively carried out all-factor benchmarking in the investment field, and established investment and evaluation criteria for new projects. It implemented a linked assessment of design charging and design optimization, took project performance bonus for risk deposit, and continuously optimized the investment project plan. As a result, the investment management and control capability of the Company was significantly improved. The unit investment of alumina and electrolytic aluminum for key projects to be constructed has been optimized by more than one-third, and the unit investment, process technology, labor productivity and environmental protection design have reached the first-class level in the industry. Boffa project in Guinea, the first overseas bauxite supply base of the Company was completed and put into production, quickly achieved its production goal and standard and improved the self-supply ratio of bauxite. The port alumina project with the capacity of 2 million tonnes of Guangxi Huasheng was put into operation simultaneously, and thus the "coastal and overseas" strategy achieved significant progress. The aluminum alloy project in Guizhou Branch, the high-purity aluminum project of Baotou Aluminum, the phase II project of tabular corundum in Chalco Shandong and other projects were completed and put into operation, which further extended the industrial chain. The transformation projects such as Ningxia Energy Azuoqi Wind Power (寧夏能源阿左旗風電), Fushun Aluminum, Gansu Hualu and Chibi Carbon achieved their production goals and standards, and the construction of the local area network of Shanxi Zhongrun was completed and the Unit 3 of Inner Mongolia Huayun was connected to the grid for power generation. All newly-built projects were profitable when they were put into production, and became the new profit growth points.



4. Further strengthened internal collaboration to maximize overall benefits

The Company vigorously promoted the coordination and cooperation between the operating platform and entities and among the entities. The alumina enterprises in Shandong, Shanxi and Henan had implemented the coordinated supply guarantee of domestic ore, and established a "six unifications (六統)" operating mechanism for imported ore to improve the guarantee level of ore supply, reduced the cost of ore supply, and thus maximized the overall benefits. The Company also continued to improve the operating mechanisms of the procurement, marketing and logistics platforms, coordinate and balance resource allocation, strengthen synergies in the business of purchasing, selling and shipping, reduce internal service costs, increase market-oriented operations externally, and its industry leadership was continuously improved.

5. Deepen the management reform and continuously enhanced momentum and vitality

Focusing on improving and perfecting the market-oriented operating mechanism, the Company intensified its reform efforts, established a distribution mechanism based on which the production factors shall be contributed by market evaluation and the remuneration shall be determined by contribution. The Company guided its 14 enterprises to establish the dividend incentive system. The Company strengthened the special assessment for mine management, increased the incentives and constraints for obtaining resources, self-mining volume promotion, regional coordination, ore pricing, etc., and enhanced the domestic ore supply capacity. It expanded the promotion and application of capital pool and notes pool, and the concentration rate of funds was effectively improved; the turnover rate of funds increased from 12.52 times to 18.81 times, which effectively reduced the finance expenses.

6. Gave full play to the supporting and leading role of science and technology and showed the continuous innovation advantages

Breakthroughs have been made in the high-value application technology for waste cathode graphitization and the carbon-residue-free anode process and technology, and the pilot test of the vertical anode roasting furnace is going smoothly; a data visualization service platform and expert analysis system have been established at the Excellence Technology Center, and the pilot construction of the smart plants at Guangxi Huasheng and Inner Mongolia Huayun has been accelerated; Zhengzhou Institute was selected as a "Scientifical and Technological Reform Demonstration Enterprise" by the SASAC. The Company has newly developed 22 medium and high value-added alloy products and 12 fine alumina products, and has realized significant economic benefit from alloying and fine alumina. In 2020, the Company won 7 first and second prizes at provincial and ministerial level in scientifical and technological progress, and had 8 items accredited in the Forth National Equipment Management and Technological Innovation Achievements and 3 subsidiaries be granted with title of Benchmarking Enterprise in the Fifth China Equipment Management Standardization. In addition, in 2020, the Company had 31 new inventions and patents, and led the formulation (revision) of 18 standards at group or higher level. As of the end of 2020, the Company had 1,404 valid patents.

7. Strengthened the construction of safety and environmental protection systems and continued to consolidate the foundation

The Company continued to carry out the work of "two grasps, two Inspections and stringent supervision (兩抓兩查嚴監管)" (i.e. providing safety lessons, organizing safety training, identifying potential safety hazards and violation, and conducting strict supervision and management on production safety), strengthened the implementation of responsibilities, and recorded no major or more severe safety production incidents throughout the year. It strengthened the risk identification before operation, formulated the Position Safety Working Standards pocket cards for all the positions of the affiliated enterprises and implemented a "source director (源長)" system management for major sources of danger on a case-by-case basis. It comprehensively investigated the sources of danger, promoted the establishment of a standardized system for coal mine safety production and accelerated the construction of smart mines. Leveraging on the opportunity of the ecological environmental protection supervision by the central government, the Company improved the environmental protection management system, and implemented the mandatory requirements for ecological environmental protection management and control, and thereby generally prevented the administrative fines for ecological environment. It increased research efforts on environmental protection technology, and the red mud of Chalco Shandong began to be used in expressway construction. In 2020, the Company reclaimed 11,042 mu of land in total, with an overall reclamation rate of 94%. It newly built one national-level green mine and nine provincial-level green mines. Shanxi Zhongrun became the first Grade A enterprise of the Company to pass the performance review on heavy pollution weather in key industries, and Zunyi Aluminum was recognised as a national green factory.

8. Achieved deep integration of Party building and business and gave full play to the advantage of Party building

The Company strictly implemented the decision-making system of "Three Important Matters and One Big Concern (三重　大)" and the pre-procedures for the Party committee's study and discussion, strengthened the standardized construction of the board of directors of controlled companies, and carried out further discussion on "five aspects (五力)", namely, competitiveness, innovation, control, influence and risk resistance capacity. It institutionalized, standardized and normalized the "double benchmarking (雙對標)", "joint construction by pairs (結對共建)" and "two guidances and two makings (兩帶兩創)" of Party branches and the "double promotion (雙提升)" activities of Party members, gave full play to the role of the Party committee in setting the direction, managing the overall situation and promoting the implementation, and organically integrated the leadership of the Party and the improvement of corporate governance.

RESULTS

For the year ended 31 December 2020, the Group recorded sales revenue of RMB186 billion, representing a year-on-year decrease of RMB4.2 billion or 2.2% as compared to RMB190.2 billion million in 2019. Profit attributable to owners of the Company and earnings per share attributable to owners of the Company were RMB741 million and RMB0.028, respectively.

BUSINESS OUTLOOK AND PROSPECTS

In 2021, under the development goal of continuing to build a world-class aluminum company, taking the pursue of the high-quality development as the theme, focusing on the enhancement of the ability of value creation, with deepening the supply-side structural reform as the main line, leading the development by science and technology, and taking all-factor benchmarking as the starting point, the Company will continue to deepen market-oriented reform, continuously optimise the industrial layout and product structure, promote the transformation and upgrading, accelerate the building of value management system, and actively nurture new growth momentum. It will enhance efficiency and effectiveness through intensive development, achieve overall mightiness and excellence, so as to better gather various resources, further strengthen the Company's competitiveness, innovation, control, influence and risk resistance capacity, and enhance the Company's competitive advantages. The main tasks to be carried out by the Company in 2021 include:

1. Focus on value creation and efficiency improvement to perfect the benchmarking system in all elements and develop a new development model

The Company will further improve the benchmarking index system in all elements, improve the ability of value creation, perfect the management system, and integrate the concept of refined management and precise improvement into the entire business process. The Company will further refine the measures of benchmarking, strengthen the index analysis, evaluation and supervision mechanism, and form a virtuous cycle of standard determining, standard tracking, standard establishment and standard creation. The Company will accelerate the application of intelligence and information technology, and speed up the construction of technology centers of excellence and intelligent factories. The Company will create conditions to support those enterprise with great development potential, strong sense of reform and better innovation capability to build a demonstration enterprise with first-class mechanism, first-class research and development and first-class management, set up a new benchmark in the industry, form replicable and promotable management and technology modules, and continuously improve its overall competitiveness.

2. Optimise production management to ensure stable and efficient production, strengthen market leading ability and enhance synergistic efficiency capability

Focusing on the institutionalisation of production management, intelligentisation of data analysis, precision of basic management, with the stable operation of production as the main line, the Company will continue to optimise the organisation of production, promote the management model of "five standards and one control (五標 控)" for electrolytic aluminum and the management model of "Grapevine (葡萄圓)" for alumina, deepen the reform of carbon market, strive to improve the quality of products, and strictly prevent the occurrence of major or more severe production incidents to ensure the smooth production. The Company will strengthen the collaborative operation of business platforms, optimise the supply chain management, and promote the integration of internal products and services with the market. While reducing costs internally and creating efficiency externally, the Company will accurately formulate the material procurement and sales plans with market-oriented approaches on the three major platforms, and focus on increasing its market share and revenue to ensure the maximum benefits of the Company. The Company will further strengthen cooperation with leading enterprises in the industry, build an ecological alliance for win-win cooperation, give play to the integrated advantages and leading role, and maintain the stability of the industry market.



3. Optimise the industrial layout, strengthen the investment management and control, deepen structural adjustment and promote organic development

The Company will adhere to the global allocation of bauxite resources. In respect of the acquisition of foreign resources, the Company will focus on the integrated control, improvement and optimisation of its project in Guinea, and actively explore the development of bauxite resources in Indonesia and other Southeast Asian countries. Domestically, the Company will actively identify alternatives for the production capacity in the existing mining areas to acquire new bauxite resources. The Company will promote the in-depth expansion of the "coastal and overseas" strategy, and accelerate the coastal alumina projects. The Company will adhere to the clean energy strategy of electrolytic aluminum, accelerate the construction of green hydropower aluminum, and vigorously promote the construction of bases of hydropower aluminum in Yunnan, so as to eliminate the uncompetitive production capacity in an orderly manner. The Company will continue to fully implement the investment philosophy of "acting in a measured and diligent manner", improve the evaluation criteria of investment projects, perfect the whole-process optimisation mechanism, implement the boundary conditions of investment and the main management responsibilities, strictly evaluate and assess whether the projects have reached their production goals, standards and efficiency, so as to realise the optimal cost competitiveness in the industry and achieve profitability upon completion. The Company will manage those loss-making enterprises by one policy for one enterprise, implement diversified policies with a view to control the losses and increase the profits, and turn losses into profits through optimisation and upgrading, shutdown and transformation, assets reorganisation, management integration and other measures.

4. Improve the safety and environmental protection management and control system to lay a solid foundation for green development

The Company will deepen the three-year special rectification to improve safety production, carry out the standardisation of safety production, introduce the safety risk deposit system, establish a list of safety and environmental protection risks, and strengthen supervision and rectification. The Company will further implement the safety production responsibility system and improve the safety and environmental protection management and control system, continue to strengthen pre-operation safety assessment and control of key sources of danger, improve employees' awareness of compliance operations, and strengthen the work of "two grasps, two inspections and stringent supervision (兩抓兩查嚴監管)". The Company will check and prohibit illegal operations from the source to enhance the level of intrinsic safety.

The Company will continue to implement the strategy of leading the way in environmental protection, and fully carry out the mandatory technical specifications for environmental management. The Company will formulate its work plans for peaking carbon dioxide emissions and carbon neutrality, vigorously carry out actions to reduce pollution and carbon emissions, control the new projects from the source with ultra-clean emissions, and ensure that the emissions from stock production lines have fully met the standards. The Company will properly dispose the hazardous wastes, fully implement the three-year action plan for the disposal and utilisation of three types of wastes generated from electrolytic aluminum, and promote the aluminum ash recycling technology to substantially reduce in the stock of hazardous wastes and entirely dispose the additional hazardous wastes in the current year. The Company will vigorously implement the ecological restoration of mines and land reclamation, and continue to strive to become the "national green mines".



5. Deepen market-oriented reform, transform operating mechanism and stimulate endogenous motivation

The Company will fully implement the contractual management of the tenure system for the management of enterprises, adhere to market benchmarking and efficiency orientation, improve the assessment mechanism with strong incentives and rigid constraints and the market-based remuneration mechanism, establish excess profit sharing, and provide precise incentives for leading personnel. The Company will strengthen the competitive employment mechanism, strictly control the number of headcounts, and optimise the income distribution structure to enhance labor productivity and employee income. The Company will increase the efforts to promote the "scientific reform" of Zhengzhou Institute, further establish the market-based incentives and constraints as well as the incentive mechanism of scientific and technological research and achievement transformation, and accelerate the construction of first-class research and development platform. The Company will promote the pilot work of mixed-ownership enterprises to stimulate their internal vitality.

6. Strengthen scientific and technological research, improve the quality and efficiency by means of technology and enhance its capabilities of innovation

The Company will strengthen self-innovation, increase its investment in research and development, establish an evaluation system for scientific and technological innovation, and implement the system of "taking the leading role" for major projects on a trial basis. The Company will carry out research on the disposal and resource utilisation technology in relation to three types of wastes generated from electrolytic aluminum, promote the technological research on removal of alumina organic matter, high efficiency and low consumption of electrolytic aluminum, and accelerate the industrial application of the carbon-slag-free production technology for electrolytic aluminum and the comprehensive utilization technology for red mud. The Company will adhere to the direction of refinement, alloying, high purification and materialization, accelerate the development of new materials with high performance and high added value such as 5N high-purity alumina, high-purity aluminum nitride and high-conductivity alloy wires, and create a number of knock-out products with high added value to give full play to the important supporting role of technological innovation in improving the quality and efficiency.

7. Continue to promote the deep integration of Party building and production and operation, improve the quality and efficiency with the help of Party building

The Company strictly implemented the decision-making system of "Three Important Matters and One Big Concern (三重　大)" and the pre-procedures for the Party committee's study and discussion. The Company will improve the assessment of "double perfect score (雙百分)", optimise the "two guidances and two makings (兩帶兩創)", refine the "two improvements (雙提升)" and "two benchmarking (雙對標)", and realise the deep integration of Party building and production and operation, so as to transform the advantages of Party building into governance advantages, competitive advantages and development advantages, and empower the quality, efficiency, and improvement with the value creation of Party building.

Ao Hong
Acting Chairman

Beijing, China
23 March 2021





Management's Discussion and Analysis of Financial Position and Results of Operations

DEVELOPMENT STRATEGY AND MODEL

The Company is committed to sustaining its leadership in the domestic market and adheres to the development concepts featuring innovation, green, coordination, opening up and sharing. In accordance with the requirements of high quality and green development, the Company deepens its supply-side reform and accelerates the promotion of internationalization strategy. Led by technological innovation, the Company focuses on value creation and quality and efficiency improvement, strives to adjust and develop its principal businesses such as bauxite, alumina, carbon, electrolytic aluminum, aluminum alloying, trade and logistics, and comprehensively coordinates environmental protection, resources, energy, logistics and other factors to continuously optimise the industrial layout and comprehensively improve its comprehensive competitiveness, and thus consolidates its leading position in the industry to build a leading global supplier of high-quality aluminum products, thereby building itself as a top-notch enterprise in the aluminum industry with international competitiveness in the world.

The following discussions should be read together with the financial information of the Group and its notes included in other sections of this annual report.

BUSINESS SEGMENTS

The Group principally engages in the mining of bauxite, coal and other resources; the production, sales and technical development of carbon, alumina, primary aluminum and aluminum alloy products; international trading, logistics services, as well as electricity generation from coal and new energy. Business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of refined alumina.

Primary aluminum segment consists of procuring alumina, raw and supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products, high-purity aluminum and other electrolytic aluminum products.

Trading segment is mainly engaged in trading and logistics of alumina, primary aluminum, other non-ferrous metal products, and bulk crude fuels such as coal products, as well as supplemental materials to the internal manufacture enterprises and external customers.

Energy segment consists of coal mining, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations of the Group is sold to local grid companies.

Corporate and other operating segments include research and development and other activities of other aluminum-related business of the corporation and the Group.

RESULTS OF OPERATIONS

The Group's net profit attributable to owners of the Company for the year 2020 was RMB741 million, representing a decrease of RMB112 million from RMB853 million for the previous year.

REVENUE

The Group's revenue for the year 2020 was RMB186 billion, representing a decrease of RMB4.2 billion from RMB190.2 billion for the same period of the previous year, primarily due to the decrease in trading business.

COST OF SALES

The Group's cost of sales for the year 2020 was RMB172.6 billion, representing a decrease of RMB5.5 billion from RMB178.1 billion for the same period of the previous year, primarily due to the decrease in trading business and the impact of cost optimisation.

GROSS PROFIT

The Group's gross profit for the year 2020 was RMB13,423 million, representing an increase of RMB1,276 million from RMB12,147 million for the same period of the previous year, primarily due to the impact of cost optimisation and the increase in the price of the primary aluminum.

EXPENSES FOR THE PERIOD

Selling expenses: The Group's selling expenses for the year 2020 amounted to RMB1,457 million, representing a decrease of RMB219 million from RMB1,676 million for the same period of the previous year, mainly due to the year-on-year decrease in transportation expenses of products.

Administrative expenses: The Group's administrative expenses for the year 2020 amounted to RMB4,157 million, representing a decrease of RMB185 million from RMB3,972 million for the same period of the previous year, mainly due to the increase in land use tax and other taxes.

Finance costs: The Group's finance costs for the year 2020 amounted to RMB4,194 million, representing a decrease of RMB466 million from RMB4,660 million for the same period of the previous year, mainly due to the year-on-year decrease in financial costs of the Company by reducing the scale of its interest-bearing debts, optimizing its financing costs and other measures.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses for the year 2020 amounted to RMB1,434 million, representing an increase of RMB493 million from RMB941 million for the same period of the previous year. This was mainly due to the increase in investment in optimizing the electrolytic aluminum process, improving the added value of aluminum processing products and developing the mid-to-high-end products.

OTHER GAINS/LOSSES, NET

The Group's other gains for the year 2020 were RMB904 million, representing a decrease of RMB344 million from RMB1,248 million for the same period of the previous year, mainly due to the decrease in income from capital operations.

INCOME TAX EXPENSES

The Group's income tax expenses for the year 2020 amounted to RMB582 million, representing a decrease of RMB46 million from RMB628 million for the same period of the previous year, mainly due to the adjustment on temporary differences for comprehensive tax rate in accordance with the latest preferential tax policies for the development of the western region.

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the year 2020 was RMB42,382 million, representing a decrease of RMB1,518 million from RMB43,900 million for the same period of the previous year, mainly attributable to the year-on-year decrease in the price of alumina.

Segment Results

The Group's profit before tax in the alumina segment for the year 2020 was RMB1,427 million, representing an increase of RMB582 million from RMB845 million for the same period of the previous year, mainly due to the impact of reducing costs and increasing efficiency.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the year 2020 was RMB51,889 million, representing an increase of RMB2,800 million from RMB49,089 million for the same period of the previous year, mainly due to the increase in the price of primary aluminum.

Segment Results

The Group's profit before tax in the primary aluminum segment for the year 2020 was RMB2,023 million, representing an increase of RMB1,336 million from RMB687 million for the same period of the previous year. This was mainly attributable to the increase in the price of primary aluminum and the impact of reducing costs and increasing efficiency.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the year 2020 was RMB155,392 million, representing a decrease of RMB3,544 million from RMB158,936 million for the same period of the previous year, mainly attributable to the year-on-year decrease in trading volumes of coking coal as affected by the COVID-19 pandemic and the year-on-year decrease in price of alumina.

Segment Results

The Group's profit before tax in the trading segment for the year 2020 was RMB556 million, representing a decrease of RMB402 million as compared with RMB958 million for the same period of the previous year, mainly due to the decrease in the import of coking coal as affected by the COVID-19 pandemic.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the year 2020 was RMB7,184 million, representing a decrease of RMB162 million from RMB7,346 million for the same period of the previous year.

Segment Results

The Group's profit before tax in the energy segment for the year 2020 was RMB77 million in loss, representing a decrease of RMB480 million from RMB403 million in profit for the same period of the previous year, mainly attributable to the decrease in the price of the coal during the year and the gain achieved by the disposal of equity in the previous year.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from corporate and other operating segments for the year 2020 was RMB450 million, representing a decrease of RMB43 million from RMB493 million for the same period of the previous year.

Segment Results

The Group's loss before tax from corporate and other operating segments for the year 2020 was RMB1,705 million, representing an increase of RMB717 million in loss from the loss of RMB988 million for the same period of the previous year, mainly due to the gain achieved by the capital operation in the previous year and the provision for impairment losses of certain long aging receivables for the year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of 31 December 2020, the Group's current assets amounted to RMB46,204 million, representing a decrease of RMB2,497 million from RMB48,701 million as at the end of the previous year, primarily due to that the Group enhanced the efficiency and utilization of the working capital and reduced the scale of monetary funds.

As of 31 December 2020, the Group's current liabilities amounted to RMB62,627 million, representing a decrease of RMB6,576 million from RMB69,203 million as at the end of the previous year, mainly due to effort of the Group to optimize the maturity profile of the liabilities and minimize the scale of short-term loans and borrowings.

Non-Current Assets and Liabilities

As of 31 December 2020, the Group's non-current assets amounted to RMB148,698 million, representing a decrease of RMB5,738 million from RMB154,436 million as at the end of the previous year. This was mainly due to the amortization of long-term assets.

As of 31 December 2020, the Group's non-current liabilities amounted to RMB61,103 million, representing a decrease of RMB2,074 million from RMB63,177 million as at the end of the previous year. This was mainly due to the repayment of interest-bearing liabilities due.

As of 31 December 2020, the gearing ratio of the Group was 63.48% (which was computed by dividing the total liabilities by the total assets of the Group as at 31 December 2020), representing a decrease of 1.69 percentage points from 65.17% as of the end of 2019. This was mainly attributable to the reduction of the scale of interest-bearing liabilities by the Company.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except for the Company's financial assets and financial liabilities for trading purpose, other equity instruments investment and account receivables financing are stated at fair value, others are stated at historical cost.

As of 31 December 2020, the Group's financial assets held for trading purposes decreased by RMB3,486 million as compared with the end of the previous year, which was mainly due to the recovery of bank wealth management products of RMB3,500 million. The Group's financial liabilities held for trading purposes increased by RMB26 million as compared with the end of the previous year.

PROVISION FOR INVENTORY IMPAIRMENT

As of 31 December 2020, the Group assessed the net realisable value of its inventories. For the inventories relevant to aluminum products, the assessment was made on the net realisable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and electrolytic aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventories and the influence of events subsequent to the balance sheet date. For the inventories held by the energy segment, the Group unanimously calculated with the most recent market price.

As of 31 December 2020, the balance of provision for impairment of inventories held by the Group was RMB530 million, representing a decrease of RMB30 million as compared with RMB560 million as of the end of 2019.

The Company has always adopted the same approach to determine the net realisable value of its inventories and the provision for inventory impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 31 December 2020, the Group's project investment expenditures (excluding equity investments) amounted to RMB7,000 million, which mainly consisted of investments in construction of transformation and upgrading projects, energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of 31 December 2020, the Group's contracted but not provided capital commitment to fixed asset investment amounted to RMB1,437 million.

As of 31 December 2020, the Group's investment undertakings to joint ventures and associates amounted to RMB762 million, comprised of the capital contributions of RMB400 million to Chinalco Overseas Development Co., Ltd.* (中鋁海外發展有限公司), RMB320 million to Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), RMB8 million to Loudi Zhongyu New Materials Co., Ltd.* (婁底中禹新材料有限公司), RMB6 million to Chalco Tendering Company Limited* (中鋁招標有限公司) and RMB28 million to Shanxi Qinlv Taiyue New Materials Co., Ltd.* (山西沁鋁太嶽新材料有限公司), respectively.

CASH AND CASH EQUIVALENTS

As of 31 December 2020, the Group's cash and cash equivalents amounted to RMB8,731 million.

CASH FLOWS FROM OPERATING ACTIVITIES

For the year 2020, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB14,881 million, representing an increase of RMB2,389 million as compared to net cash inflows of RMB12,492 million for the same period of the previous year, mainly due to the decrease in cash outflow through reducing costs and increasing efficiency as a result of the adherence to the philosophy of "Cash is the most important".

CASH FLOWS FROM INVESTING ACTIVITIES

For the year 2020, the Group's cash flows generated from investing activities were net cash inflows amounting to RMB1,933 million, representing an increase of RMB15,329 million in net cash inflows as compared to net cash outflows of RMB13,396 million for the same period of the previous year, mainly due to the recovery of the structured deposits by the Group and the decrease in investment in project construction.



CASH FLOWS FROM FINANCING ACTIVITIES

For the year 2020,the Group's cash flows generated from financing activities were net cash outflows of RMB15,773 million, representing an increase of RMB5,299 million in cash outflows as compared to net cash outflows of RMB10,474 million for the same period of last year, mainly attributable to the year-on-year increase in net repayment of debts by the Company during the year.

KEY OPERATIONAL DATA OF THE COMPANY FOR THE YEAR 2020

	2020	2019	Change during the period as compared with the same period of last year *(%)*
Information on the production and sales of major products			
Alumina			
Output of alumina *(10,000 tonnes)*	**1,453**	1,380	5.29
Output of refined alumina *(10,000 tonnes)*	**394**	380	3.68
Exported volume of self-produced alumina *(10,000 tonnes)*	**774**	723	7.06
Average sales price of self-produced and exported alumina *(tax included, RMB per tonne)*	**2,456**	2,735	-10.20
Primary aluminum			
Output of primary aluminum *(10,000 tonnes)*	**369**	379	-2.64
Exported volume of self-produced primary alumin *(10,000 tonnes)*	**368**	378	-2.65
Average sales price of self-produced and exported primary alumina *(tax included, RMB per tonne)*	**14,169**	13,861	2.22
Coal			
Output of coal *(10,000 tonnes)*	**1,120**	1,079	3.80
Electricity power			
Power generation *(excluding self-owned power plants, 100 million kwh)*	**151**	158	-4.43

The Board hereby submits the Report of the Board together with the audited financial statements for the year ended 31 December 2020.

PRINCIPAL ACTIVITIES

The Group is a leading enterprise in non-ferrous metal industry in China. In terms of comprehensive strength, the Group ranked among the top enterprises in global aluminum industry. The Group is a large manufacturer and operator with integration of mining of bauxite, coal and other resources; production, sales and technical research of carbon, alumina, primary aluminum and aluminum alloy products; international trading and logistics services, as well as electricity generation from coal and new energy.

OPERATION MODEL

The Company has developed a complete industrial chain with the integration of the mining of bauxite, the production of alumina, power generation through self-owned power plant, the production of carbon, primary aluminum and alloy products as its principal businesses. Our businesses cover mining of mineral resources, production of alumina, carbon, electrolytic aluminum and aluminium alloy products, high and new technology development and promotion, international trade, circulation services, energy and power as well as other industries. In recent years, due to the market price fluctuation in the aluminum industry, the Company has consistently explored and innovated operation models, adjusted industrial structures, extended businesses to the energy and power industry, vigorously expanded trade and logistics businesses, and increased the investment in scientific and technological R&D, so as to enhance its innovation strength, its leadership in the industry and its competitiveness, and advance the stable results growth of the Company.

INDUSTRY CONDITIONS

Aluminum industry is an important fundamental industry in China. As key fundamental raw materials, alumina and primary aluminum are closely associated with electromechanical, power, aerospace, shipbuilding, automobile manufacturing, packaging, construction, transportation, daily necessities, property and other industries. The products prices experienced periodic fluctuations with the domestic and overseas macro-economic fluctuations.

China is a great power in aluminum industry and has been the No. 1 in aluminum output and consumption for 19 consecutive years. In recent years, the Chinese government has been encouraging and leading less competitive capacities to exit the market through advancing the supply-side structural reform, and new projects can only be conducted with an equivalent or less capacity replaced to strictly control new electrolytic aluminum capacities. It strengthened supervision on environmental protection, initiated environmental renovation campaigns and controlled total emission to enable enterprises with illegal emission or failing to satisfy environmental standards voluntarily shut down capacities, which effectively improved the market supply and demand and facilitated the orderly and healthy development of the aluminum industry.

In addition to the expansion of product categories and the improvement of product quality in transportation, construction projects and other traditional industries with wide aluminum application, with the development of China's economy shifting from high growth rate to high quality, the application of aluminum has also been expanded in such high-end consumer fields as packaging, transportation, electricity and mechanical equipment. Replacement of steel with aluminum for main structural products in automobile, high-speed rails, airplanes, bridges and other industries has been gradually prompted due to the lightness, durability and metal stability of aluminum; the application of aluminum products has been expanded step by step in furniture, packages and other consumables sectors by means of the recyclability of aluminum; and the application of aluminum in wires and cables for electricity transmission and distribution and in 3C industry has also been continuously facilitated based on the conductivity and economic value of aluminum. On the other hand, the rapid development of medium and thick plates for aviation and aluminum automotive body sheet, the emergence of emerging industries as well as the industrialisation of customised products such as aluminum-air batteries and nanoceramic aluminum will gradually become new consumption drivers for aluminum.

INDUSTRY LANDSCAPE AND TRENDS

China is the biggest producer and consumer of alumina and electrolytic aluminum in the world. In 2020, the domestic output of alumina and electrolytic aluminum were 71.01 million tonnes and 37.30 million tonnes, accounting for 53.42% and 57.05% of the global output of alumina and electrolytic aluminum, respectively. The domestic consumption of alumina and electrolytic aluminum were 74.81 million tonnes and 38.35 million tonnes, representing 54.96% and 61.00% of the global consumption of alumina and electrolytic aluminum, respectively. The domestic output and consumption of alumina and electrolytic aluminum were over half of the global output and consumption.

Due to the global outbreak of the COVID-19 pandemic in early 2020, the global economy suffered a heavy setback; logistics and transportation were hampered, and companies were forced to suspend work and production. As the pandemic was mitigated, countries introduced loose fiscal policies to support the economy, and thus the aluminum consumption industry recovered to a certain extent. However, overall consumption declined throughout the year, and the industry maintained a weak pattern. Thanks to the strict State control on new capacity of electrolytic aluminum and the gradual normalisation of competition order in the industry, the supply and demand is basically balanced. Meanwhile, under the background of deepening of the supply-side structural reform by the State and stepping into a new stage of high quality development, the aluminum industry has entered into a new period with expanded high-quality supply. Leveraging on innovation to optimise the industrial layout, adjusting the capacity structure and developing deep-processing products with high added value will be the key orientation of the industrial transformation and upgrading. The industry has shown the development trends of transferring towards domestic and overseas regions with abundant resources and clean energy and extending into downstream high-end industries. In terms of the competition landscape in the aluminum industry, enterprises with complete industrial chain with the integration of bauxite, energy, alumina, primary aluminum and aluminum alloy products production, technology research and development and logistics industries are more competitive.

For the alumina industry, as affected by China's strict control on the additional capacity of electrolytic aluminum, the growth in output of electrolytic aluminum is restricted, and in turn the alumina output growth slowed down. In 2020, China witnessed both alumina output reduction and new capacity putting into operation. Some alumina enterprises in Henan and Shanxi were operating in poor environment, and experienced output reduction due to various reasons, especially the impact of the pandemic and the decline in alumina prices, resulting in further increase in high-cost output reduction; additional alumina capacity mainly came from Guangxi. Bauxite is a raw material for alumina production and enterprises with high-quality and low-cost bauxite resources will enjoy competition advantages in alumina cost in the future. As of the end of December 2020, the alumina capacity reached 89.15 million tonnes per year, representing an increase of 2.00 million tonnes per year as compared with the end of 2019.

For the electrolytic aluminum industry, since 2017, China has been advancing the supply-side structural reform on the electrolytic aluminum industry to eliminate and rectify illegal and illicit electrolytic aluminum capacity. Therefore, the electrolytic aluminum projects can merely be conducted with an equivalent or less capacity replaced. It is expected to see limited new capacity in the following years. In terms of consumption, with the expanding application of electrolytic aluminum, the demand is increasing continuously. It is expected that supply will grow in pace with demand and short-term imbalance may appear within the stage in the following two to three years, but, in the long run, market supply and demand will remain relatively balanced. As of the end of 2020, the total electrolytic aluminum capacity reached 42.32 million tonnes in China, representing an increase of 3.2% as compared with that of the previous year. New capacities mainly came from Inner Mongolia, Yunnan, Guangxi and other regions with cost advantages and abundant power resources, and transfer of electrolytic aluminum production capacity to areas with abundant clean energy will become a new trend. In terms of the capacity layout, Shandong and Xinjiang remained the two major domestic producers of electrolytic aluminum. As power cost is a key factor in determining the competitiveness of electrolytic aluminum enterprises, those located in coal bases and regions with abundant water and power resources and equipped with self-owned supporting network of power plants enjoy the highest competitiveness. Electrolytic aluminum enterprises with bargaining power and direct power supply from plants also enjoy comparative competition advantages. Enterprises with reasonable layout, operation and environment compliance, advanced technology, active performance of social responsibilities and high integration will have more development advantages and development potential.

For the development trends of the aluminum industry, the aluminum consumption in construction and other traditional industries still maintains a slight growth. With the gradual implementation of the consensus on rigid carbon emission constraints in the global major economies as a guideline, and China continuously promoting the high quality development philosophy of green, environmental protection, energy conservation, etc., automobile lightweight, packaging aluminum, building templates and other new applications consistently expand the consumption of aluminum. In addition, aluminum is increasingly applied in high and new-tech industry, high-end manufacturing industry and other emerging consumption industries, and aluminum consumption will continue to grow. On the other hand, there is still a wide gap in the aluminum consumption per capita in China as compared with developed countries and aluminum products have tremendous potential in the application and market.

BUSINESS REVIEW

Statements about the business review and future business development of the Group for the year are set out in the section headed "Chairman's Statement". The section headed "Management's Discussion and Analysis of Financial Position and Results of Operations" gives an analysis of the financial and operational conditions of the Group using financial key indicators. Details of compliance with relevant laws and regulations that have a significant impact on the Group are set out in sections headed "Report of the Board" and "Report on Corporate Governance and Internal Control".

POTENTIAL RISKS

Based on the macroeconomic environment and market environment both at home and abroad, in conjunction with the actual production and operation conditions of the Company, the Company has evaluated the possible risks that it may face. The main risks include:

1. Safety and Environmental Risks

As there are uncertainties in the implementation of safety production management measures and inspection of illegal operations, the Company may suffer from adverse consequences such as casualties and property damage; as there are still gaps between the existing environmental protection facilities and environmental protection standards and weaknesses in hazardous waste management, the risk of environmental pollution may increase.

To cope with this risk, the Company will further consolidate and implement safety management responsibilities at all levels, strengthen the work of safety evaluation before production and working and the control of important hazards, deepen the integration of CAHSE and daily management, and strengthen the work of "two strict controls and two inspections with strict supervision (兩抓兩查嚴監管)", further advance three-year action for special rectification of production safety and carry out the standardisation of production safety; adhere to the implementation of the environmental leadership strategy, complete the rectification of the issues under central environmental protection supervision with high standards, formulate the Company's work plan of carbon peak and carbon neutral, and carry out the industrial layout of hazardous waste disposal and utilisation. The Company vigorously implemented ecological restoration of mines and land reclamation.

2. Market Risks

As the price trend of alumina, electrolytic aluminum and other commodities is affected by the macroeconomic situation at home and abroad, national and industry policies, capacity expansion of competitors, market supply and demand fundamentals, etc., there may be significant fluctuations in the price, which may in turn affect the Company's product sales to a certain extent.

To cope with this risk, the Company will pay close attention to the macroeconomic trends at home and abroad, strengthen the study of national and industry policies, conduct market research on the aluminum industry and conduct analysis of competitors, and pay close attention to the movements of competitors and downstream customers, and changes in the social inventory of aluminum ingots to adjust the marketing strategy in a timely manner to avoid risks. Based on the prediction of the market price trend, the Company will respond to the market risks by controlling the pace of sales, adjusting the product structure and operations in the futures market.

3. International Operation Risks

Any change in the international economic environment and international trade policies may result in inadequate consideration of and response to political risks, cultural risks and security risks in the course of the Company's overseas operations, which may affect the formulation of overseas strategies and business development of the Company.

To cope with this risk, the Company will fully implement the Guidelines on Strengthening the Prevention and Control of Overseas Security Risks of Central Enterprises (關於加強中央企業境外安全風險防控的指導意見) promulgated by the SASAC, continue to improve the risk management system of overseas operating enterprises, and strengthen the dynamic assessment of various risks such as political, economic and security risks overseas to constantly improve the ability and level of effective response to emergencies. We will thoroughly study the relevant laws and regulations on anti-monopoly, anti-corruption overseas and U.S. long-arm jurisdiction, monitor major risks on a monthly basis, promptly alert potential operational risks, and guide foreign-related enterprises to deal with them appropriately.

4. Customer Credit Risks

The Company's ability to meet its business objectives may be adversely affected by changes in the solvency of customers due to changes in their ability to perform obligations under contracts, or by the Company's failure to control the credit facilities of its customers based on their credit rating.

To cope with this risk, the Company will further improve the credit management system, establish a long-term mechanism to formulate relevant system documents with high standards, integrate the business and finance to form a collaborative management, hold special meetings on credit management and settlement of overdue debts to strengthen credit risk management on a regular basis, strictly rate our credit customers, keep an eye on the dynamics of our credit customers, and use third-party credit rating software to track and monitor customers' credit in a timely manner.

5. Financial Business and Derivatives Trading Risks

In the process of hedging with futures, the Company may suffer from problems such as inadequate mechanism, insufficient control, misjudgment of market trend, improper trading strategies and failure to stop losses in a timely manner, which may affect the safety of trading and cause losses to the Company.

To cope with this risk, the Company will strictly control the "entry threshold" of qualification audit, observe the principle of hedging and resolutely eliminate speculative operations, set stop-loss limit to prevent unlimited amplification of risks and losses, strengthen market research and judgment, continuously optimise its hedging strategy, strive to maximise the positive effects and benefits of hedging, and strengthen daily monitoring and audit supervision and inspection.

SOCIAL RESPONSIBILITY AND ENVIRONMENT PROTECTION

The Company has always been adhering to the social responsibility view of "turning stone into gold and benefiting mankind", regarding the fulfillment of corporate social responsibility as its responsibility, integrating social responsibilities with corporate management, integrating sustainable development of society with its strategic goals of long-term development, and consciously and actively shouldering its responsibilities to stakeholders such as society, environment and employees, etc. In 2020, the Company won the "Poverty Alleviation Pioneer" Golden Horse Award in the New Era Capital Forum and the "Social Responsibility" Award in the Evaluation of China Listed Companies.

In 2019, on the basis of its existing leadership group for social responsibilities, the Company established a Social Responsibility Working Committee (hereinafter referred to as the "**Committee**") as the Company's top management organisation for social responsibility. The chairman of the Company serves as the chairman of the Committee. The Committee formulated and issued the Implementation Rules for Management of Social Responsibility of Aluminum Corporation of China Limited in accordance with the Guides to Social Responsibility (GB/T36000), the Guiding Opinions on State-owned Enterprises to Better Perform Social Responsibility promulgated by the SASAC and the Administrative Measures for Social Responsibility (2019 Revision) of Chinalco. The implementation of rules clarified the specific scope of the Company's social responsibility, specified the Company's major stakeholders, and facilitated the Company to better fulfill its social responsibility.

The main duties of the Committee include: considering the Company's social responsibility work development plan and major projects, considering the Company's social responsibility management related policies and systems, considering and determining the Company's annual social responsibility work plan and project adjustment proposal, and considering and determining the Company's annual social responsibility report and other special reports and other matters related to the Company's social responsibility work.


Company Level
Divisions/Branches and Subsidiaries Level
Executive Level
Social Responsibility Working Committee
Head of Social Responsibility of Each Division
Social Responsibility Office
Social Responsibility Leadership Team of Branches and Subsidiaries
Full-time/part-time liaison personnel for social responsibility
Full-time management personnel for social responsibility
Full-time management personnel for social responsibility and full-time/part-time liaison personnel for social responsibility

The Company adheres to the concept of "people-oriented (以人為本)", attaches importance to the health and safety of its employees, and puts safety production in the first place in the operation of the Company. The Company has established the system of occupational health management and gradually carried out occupational health and safety measures. It regularly organises medical checkups for employees, and has established employee health files and provided safe and comfortable operating conditions and protective equipment for them; the Company continuously strengthens employee safety education and training, conducts safety assessments for employees before operations, and further standardises and enhances the risk control of on-site operations by employees; it conducts screening on important hazard sources to further manage and control those important hazard sources; and it promotes the intrinsic safety construction of coal mines, and improves the standardised system of safety production in coal mines. In 2019 and 2020, the Company participated in the final round of the National Emergency Response Knowledge Contest (全國應急普法知識競賽) and won Award for Excellence for two consecutive years. In 2020, the Company also organised its employees to participate in the online knowledge contest on coal mine safety and law enforcement organized by the State Administration of Coal Mine Safety (國家煤礦安全監察局) and achieved the third place among the central enterprises.

The Company strictly abides by the Labour Law of the People's Republic of China, the Labour Contract Law of the People's Republic of China and other laws and regulations and established complete employment systems and regulations within the Company to safeguard the legitimate interests of the staff. The Company always follows the principle of equal employment and a non-discriminatory labour policy by treating all employees fairly and equally regardless of their nationality, race, gender, religious beliefs and cultural background. The Company insists on ensuring equal employment opportunities to women, the disabled and other disadvantaged groups, and strives to create jobs for the society. The Company regards human resources as the most valuable resources of the Company, attaches importance to the personal development and ability improvement of employees, and provides various types of skills and management improvement trainings for the officers and employees, realising the mutual growth and achievement of employees and the enterprise. The Company attaches importance to the physical and mental health of the employees, and eases the psychological problems of employees through the organisation of cultural and sports activities, heart-to-heart talks and other ways to relieve the work pressure of employees, creating a "positive, frank, simple and inclusive" corporate atmosphere.

In terms of social welfare, over the years, the Company has been responding to the call of the State, actively participating in public welfare undertakings, and continuously carrying out projects such as assistance to Qinghai, assistance to Tibet, targeted poverty alleviation and charity donations, and has done a lot of fruitful work in helping poor areas to build infrastructure, helping people get rid of poverty and increasing their income, helping enroll poor students in schools and providing assistance to families in difficulty. At the same time, the Company has also paid great attention to the livelihood of the community where the enterprise is located, and carried out various public welfare activities, including building roads for the community, improving the community environment around the factory, carrying out counterpart assistance, and providing convenient services to the public, etc. The Company also encourages the headquarters and employees of the enterprise to participate together in cultivating and enhancing the sense of social responsibility of employees.

In 2020, the Company and its subsidiaries spent a total of RMB31,497,300 on assistance to Qinghai, assistance to Tibet, targeted poverty alleviation, donations of funds and materials to fight against pandemic during the pandemic period, and other charity donations, representing an increase of RMB5,943,500 as compared to RMB25,553,800 for 2019.


Assistance to Tibet
RMB15.4 million in assistance to Changdu City, Tibet Autonomous Region
Pandemic Prevention
Donations of funds and materials for pandemic prevention of RMB12.024 million
Assistance to Qinghai
RMB3.5 million in assistance to Haiyan County, Qinghai Province
Others
Other charity poverty alleviation and donations of funds and materials of RMB573,300

In early 2020, in the face of the unexpected COVID-19 pandemic, under the strong leadership of the Communist Party Committee of Chinalco and the Party Committee of the Company, all the staffs of the Company fought against the pandemic and zero infection was recorded in the 31 enterprises as well as the Boffa project in Guinea of the Company. The battle against the pandemic has achieved a milestone victory, and the Company has gained a great deal of experience in public health and emergency management as a result of the pandemic.

The Company responded quickly upon the outbreak of the pandemic, set up pandemic prevention and control leading group immediately, arranged for special personnel to connect with the enterprise, established a timely communication and contact mechanism and a daily pandemic reporting mechanism, and issued the "Notice of Pandemic Prevention and Control" and the "COVID-19 Prevention Manual", etc.; it insisted on the "zero reporting" system, coordinated the deployment of pandemic prevention and control, and enhanced local management responsibility of enterprises; the Company actively carried out publicity, guided enterprises to carry out collective prevention and control against the pandemic, and implemented "one policy for one enterprise (企 策)"; it carried out dynamic management, established "health cards" for all employees and tracked abnormal employees. The pandemic prevention and control was implemented throughout the Company and all staff. During the outbreak of pandemic, enterprises adopted orderly centralised quarantine for nearly 10,000 employees who returned to work, and paid great attention to tracking the 214 persons who had directly or indirectly contacted with the COVID-19 confirmed cases, effectively blocking the possible spread of the pandemic.

During the pandemic, the Company actively fulfilled its corporate social responsibility, and donated RMB10 million to the affected areas; the secondary Party committee of the Company donated more than RMB1.6 million of funds and materials to the local government and its partners; the Party committee of the Company organised Party organisations at all levels and Party members to make donations for pandemic prevention and control, raising a total of approximately RMB100,000.

The Company provided anti-pandemic materials such as protective masks and electronic temperature measuring guns to enterprises in key pandemic prevention and control areas through the material platform, and donated 5,000 protective masks to Yangxin, Hubei Province and anti-epidemic materials worth RMB200,000 to Mongolia Customs; China Aluminum Guinea Co., Ltd. (中國鋁業幾內亞有限公司) selflessly helped other Chinese-invested enterprises and embassies at the place of its project to transport pandemic prevention materials, supported pandemic prevention drugs and living supplies, and donated pandemic prevention materials to the provincial and municipal governments, local hospitals and surrounding communities in Boffa, Guinea for many times, making Chalco's contribution to the fighting against the pandemic throughout the world. In October 2020, China Aluminum Guinea Co., Ltd. was honored the title of "the Advanced Group of Central Enterprises in Fighting Against the COVID-19 Pandemic" at the Commendation Conference for Central Enterprises in Fighting Against the COVID-19 Pandemic held by the SASAC.

With regard to environmental protection, as the Company operates in the non-ferrous metal industry with high pollution and its business involves mining, production of alumina and electrolytic aluminum, power generation, etc., according to the list of key discharge units released by the national environmental protection departments, a number of subordinate enterprises under the Company are listed as the key monitoring entities for discharge in air, water and soil, among which, 23 enterprises were included in the key monitoring entities for discharge in atmosphere; 2 enterprises were included in the key monitoring entities for discharge in water environment; 15 enterprises were included in the key monitoring entities for soil environment pollution.

The Company is determined to implement the national environmental protection policies, and has systematically studied and orderly promoted the environmental protection transformation of the stock production capacity by taking into account both the local government environmental protection standards and the actual situation of the enterprise. Environmental protection projects including electrolytic flue gas purification and desulfurisation, denitration and dust removal in roasting furnaces, noise control and sewage treatment were continuously implemented, which effectively supported the environmental protection actions of the enterprise, and improved the operating environment for employees and the surrounding environment of the enterprise, meeting the environmental protection regulatory requirements of the local government.

In 2020, the Company completed the first wet oxidative desulfurisation and decarbonisation test line in the PRC and put it into production and operation, with satisfactory effect on oxidative desulfurisation and organics removal; the demonstration project of carbon residue-free anodizing production technology completed the industrial test and made achievement, effectively reducing the amount of carbon residue, gross consumption of anode and DC power consumption; the trial for stage II has been carried out in the first waste cathode graphitisation test line in the PRC and abroad, realising the production of graphite scrap products by waste cathode under ultra-high temperature environment. The graphite scraps produced met the quality requirements of the first grade of calcined graphitised coke. The flue gas emission indicators were tested by third parties, which meet environmental protection requirements, and thus the Company successfully explored a path for high-value utilisation of aluminum electrolytic waste cathodes; the alumina solution purification key technology integrated demonstration project of Chalco Shandong was completed, which met the technical requirements of the SCR denitration for flue gas in clinker kilns, and solved the technical difficulty in denitration for clinker kilns at low cost. As these projects have been put into operation, it can not only further reduce the emission of pollutants in the production process of the enterprise, but also realise energy saving, consumption reduction, efficiency creation and income increase.

During the reporting period, eight enterprises of the Company located in the "2+26" cities and Fenwei Plain region have met special emission limit.



The following table sets out the details of emissions of various pollutants of the Company:

Performance Indicators	Unit	2018	2019	2020[1]
Basic Information				
Revenue	RMB10,000	18,035,091.2	19,021,539.8	**18,599,425.3**
Alumina production	10,000 tonnes	1,351	1,380	**1,453**
Electrolytic aluminum production	10,000 tonnes	417	379	**369**
Emissions				
Air Emissions				
The amount of SO_2 emission	10,000 tonnes	4.44	4.73	**3.60**
The amount of NO_x emission	10,000 tonnes	1.62	1.33	**1.05**
The amount of PM emission	10,000 tonnes	0.22	0.57	**0.42**
GHG Emissions[2]				
The total amount[3] of carbon dioxide emission (in CO_2 equivalent)	10,000 tonnes	10,126.78	9,395.20	**8,904**
The amount of carbon dioxide emission (in CO_2 equivalent) per RMB10,000 of revenue	tonne/ RMB10,000	5.62	4.94	**4.79**
Wastewater Discharge				
The amount of industrial wastewater discharged in compliance with relevant standards	10,000 tonnes	241.38	192.02	**76.23**
The amount of ammonia nitrogen discharged	tonne	22.00	7.00	**5.60**
The amount of wastewater circulated	100 million tonnes	25.22	28.98	**21.27**

1 Since Guangxi Hualei is not a consolidated company of the Group, compared with 2018 and 2019, the data of Guangxi Hualei has been excluded in the scope of the Group's environmental data collection in 2020.

2 The emission data disclosed in the 2019 annual report and ESG report is the data calculated by using the average emission factor of each energy consumption data after the Group has aggregated the energy consumption data of each subsidiary and branch company. During the reporting period, the subsidiaries and branches of the Group carried out more detailed classification and calculation based on their actual emissions and local emission factors. The emission data has been increased. The Group has checked, collected, and summarised the self-accounted calculations of the subsidiaries' and branches' carbon emission data, and restated the data for 2018 and 2019.

Performance Indicators	Unit	2018	2019	2020[1]
General Industrial Solid Wastes				
The amount of general industrial solid wastes generated	10,000 tonnes	3,811.47	3,945.30	**3,780.33**
The amount of general industrial solid wastes generated per RMB10,000 of revenue	tonne/ RMB10,000	2.11	2.07	**2.03**
The amount of red mud generated	10,000 tonnes	2,344.97	2,181.04	**2,172.46**
The amount of red mud utilised	10,000 tonnes	193.09	449.18	**280.58**
The amount of fly ash generated	10,000 tonnes	494.56	505.92	**436.23**
The amount of fly ash utilised	10,000 tonnes	328.00	358.63	**324.61**
The amount of slag generated	10,000 tonnes	141.16	170.99	**130.94**
The amount of slag utilised	10,000 tonnes	101.18	143.94	**105.27**
Hazardous Wastes				
The total amount of the hazardous wastes	tonne	–	86,911	**112,540**
The amount of production value of the hazardous wastes per RMB10,000 of revenue	tonne/ RMB10,000	–	0.0046	**0.0061**
The amount of production of waste oil (including machine oil and mineral oil)	tonne	–	1,667.00	**733.00**
The amount of disposal of waste oil (including machine oil and mineral oil)	tonne	938.00	1,667.00	**818.63**
The amount of aluminum ash generated	tonne	–	19,007	**22,402**
The amount of disposal of aluminum ash	tonne	19,713	11,562	**29,181**
The amount of spent potlining generated	tonne	–	20,837	**39,958**
The amount of disposal of spent potlining	tonne	23,554	10,108	**37,884**
The amount of carbon residue generated	tonne	–	45,400	**49,447**
The amount of disposal of carbon residue	tonne	46,512	26,756	**47,493**



Performance Indicators	Unit	2018	2019	2020[1]
Use of Resources				
Comprehensive energy consumption	10 ktce	2,039.21	1,956.27	**2,058.04**
Comprehensive energy consumption per RMB10,000 of revenue	tce/RMB10,000	1.13	1.03	**1.11**
The amount of purchased electricity	100 million kWh	398.84	389.26	**400.39**
Total coal consumption	10,000 tonnes	1,495.95	1,368.33	**1,551.96**
Total water consumption	100 million tonnes	26.15	30.01	**22.03**
In which: circulating water consumption	100 million tonnes	25.22	28.98	**21.27**
fresh water consumption	100 million tonnes	0.93	1.03	**0.76**
Water consumption per RMB10,000 of revenue	tonne/ RMB10,000	145.00	157.76	**118.4**
Fresh water consumption per RMB10,000 of revenue	tonne/ RMB10,000	5.16	5.41	**4.09**
The amount of packaging material used	10,000 tonnes	1.23	1.37	**1.33**

For further information on social responsibilities and environmental protection of the Company, please refer to the 2020 Social Responsibility and Environmental, Social and Governance Report of Aluminum Corporation of China Limited separately disclosed by the Company.

FINANCIAL SUMMARY

The results of the Group for the year ended 31 December 2020 are set out in the consolidated statements of profit or loss and other comprehensive income on pages 182 to 183. A five-year financial summary of the Group is set out on pages 7 to 9.

DIVIDEND AND DIVIDEND POLICY

Dividend Policy

1. The basic principles of profit distribution policy of the Company are as follows:

    (1) taking full account of return to investors and distributing dividend to shareholders in proportion to the distributable dividend realized for the year concerned on an annual basis;

    (2) maintaining the continuity and stability of the Company's dividend distribution policy, while at the same time taking care of the interest of the Company in the long term, the interest of the shareholders as a whole, as well as the sustainable development of the Company;

    (3) giving priority to dividend distribution in cash.

2. Dividend distribution policies of the Company are to be specified as follows:

   (1) dividend shall be distributed in the following manner: the Company may distribute dividends in cash, in shares or in a combination of both cash and shares. The Company shall give priority to dividend distribution in cash. Subject to conditions, interim profit distribution may be made by the Company;

   (2) specific conditions and proportions of cash dividend of the Company: save in exceptional circumstances, if the Company's profit for the year and its cumulative undistributed profit are positive, the Company may distribute dividend in cash and the profit to be distributed in cash per annum will not be less than 10% of the distributable profit realized for that year, or that the total profit to be distributed in cash in the past three years will not be less than 30% of the average annual distributable profit realized in the past three years.

As at the reporting period, if the Company's distributable profit is positive, the Company has distributed no less than 30% of the net profit of the parent company in the corresponding year and all adopted dividend distribution was in cash. In recent years, as the Company's cumulative undistributed profit was negative, the Company's profit was used in making up losses and conducted no dividend distribution in cash.

Dividend

The profit after tax and the accumulative undistributed profits of the Company (including the parent company but excluding subsidiaries) realized in 2020 as calculated according to the PRC Accounting Standards for Business Enterprises and the International Financial Reporting Standards were set out as below:

2020	**Profit after tax**	**Accumulative undistributed profits (including the profit after tax realized in 2020)**
	(RMB'100 million)	*(RMB'100 million)*
According to the PRC Accounting Standards for Business Enterprises	**7.58**	**-42.3**
According to the International Financial Reporting Standards	**6.98**	**-61.7**

As the accumulative undistributed profits of the Company for the year 2020 was a loss, the Company proposed to make up for the loss with the surplus reserve of RMB4,230 million. After the loss was made up for, the accumulative undistributed profits of the Company would be RMB0 as calculated according to the PRC Accounting Standards for Business Enterprises, and RMB1,940 million in loss as calculated according to the International Financial Reporting Standards.

As the Company had no profits available for distribution in 2020, the Board of the Company proposed no distribution of final dividend as at 31 December 2020.

The aforesaid matter was considered and approved at the 15th meeting of the seventh session of the Board of the Company held on 23 March 2021, and is subject to consideration and approval at the 2020 annual general meeting of the Company.

Total dividends paid during 2020 and 2019 are as follows:

	2020	2019
Total dividends paid: *(RMB million)*	**Nil**	Nil
Percentage to profits attributable to holders of the interests of the Company: *(%)*	**Nil**	Nil

SHARE CAPITAL

The total share capital of the Company was 17,022,672,951 shares as at 31 December 2020.

CORPORATE BONDS

The existing corporate bonds issued by the Company as of 31 December 2020 are as follows. All the proceeds raised from such bonds are used to replace the Company's debts or provide additional liquidity.



Name	Abbreviation	Code	Issue date	Maturity date	Balance *(RMB'100 million)*	Rate *(%)*	Exchange
2018 Corporate Bonds (Tranche 1) (Type 1) publicly issued by Aluminum Corporation of China Limited	18 Chalco 01	143804	2018.09.14	2021.09.18	11	4.55	Shanghai Stock Exchange
2018 Corporate Bonds (Tranche 1) (Type 2) publicly issued by Aluminum Corporation of China Limited	18 Chalco 02	143805	2018.09.14	2023.09.18	9	4.99	Shanghai Stock Exchange
2018 Corporate Bonds (Tranche 2) (Type 1) publicly issued by Aluminum Corporation of China Limited	18 Chalco 03	155032	2018.11.14	2021.11.16	14	4.19	Shanghai Stock Exchange
2018 Corporate Bonds (Tranche 2) (Type 2) publicly issued by Aluminum Corporation of China Limited	18 Chalco 04	155033	2018.11.14	2023.11.16	16	4.50	Shanghai Stock Exchange
2019 Corporate Bonds (Tranche 1) publicly issued by Aluminum Corporation of China Limited	19 Chalco 01	155166	2019.01.22	2022.01.23	20	3.80	Shanghai Stock Exchange

Name	Abbreviation	Code	Issue date	Maturity date	Balance *(RMB'100 million)*	Rate *(%)*	Exchange
2019 Corporate Bonds (Tranche 2) (Type 2) publicly issued by Aluminum Corporation of China Limited	19 Chalco G3	155594	2019.08.08	2029.08.09	20	4.55	Shanghai Stock Exchange
2019 Corporate Bonds (Tranche 3) (Type 1) publicly issued by Aluminum Corporation of China Limited	19 Chalco G4	155677	2019.09.04	2022.09.05	10	3.50	Shanghai Stock Exchange
2020 Corporate Bonds (Tranche 1) publicly issued by Aluminum Corporation of China Limited	20 Chalco 01	163219	2020.03.04	2025.03.05	5	3.30	Shanghai Stock Exchange
2020 Corporate Bonds (Tranche 2) publicly issued by Aluminum Corporation of China Limited	20 Chalco 02	163312	2020.03.19	2023.03.20	10	3.05	Shanghai Stock Exchange



RESERVES

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statements of changes in equity on pages 184 to 185.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group are set out in note 7 to the financial statements.

DISTRIBUTABLE RESERVES

Pursuant to Article 189 of the Articles of Association of Aluminum Corporation of China Limited (the "**Articles of Association**"), where there are differences between the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards, the distributable reserves for the relevant period shall be the lower of the amounts shown in the two different financial statements.

As of 31 December 2020, the Company had no distributable reserves after calculation in accordance with the China Accounting Standards for Business Enterprises and the International Financial Reporting Standards.

USE OF PROCEEDS

The Company has no use of proceeds in 2020.

USE OF FUND OTHER THAN PROCEEDS

Guangxi Huasheng's alumina project with an annual capacity of 2 million tonnes: total estimated investment in project construction amounted to RMB5,805 million, and by the end of 2020, an aggregate of RMB4,574 million of capital expenditure had been incurred. The project was completed and put into operation in the third quarter of 2020.

PRE-EMPTIVE RIGHTS

Pursuant to the Articles of Association of the Company and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

DONATIONS

The Group had contributed approximately RMB31,497,300 (including the assistance to Qinghai, assistance to Tibet, targeted poverty alleviations and other donations) in 2020 (2019: approximately RMB25,553,800).

LITIGATION AND CONTINGENT LIABILITIES

(a) Litigation

There was no significant litigation pending during the year which was required to be disclosed.

(b) Contingent Liabilities

There was no significant contingent liabilities during the year which was required to be disclosed.

DIRECTORS AND SUPERVISORS

As of 31 December 2020, the Board and Supervisory Committee of the Company comprise:

Executive Directors

Zhu Runzhou	Re-appointed on 25 June 2019

Non-executive Directors

Ao Hong *(Acting Chairman)*	Re-appointed on 25 June 2019
Wang Jun	Re-appointed on 25 June 2019

Independent Non-executive Directors

Chen Lijie	Re-appointed on 25 June 2019
Hu Shihai	Re-appointed on 25 June 2019
Lie-A-Cheong Tai Chong, David	Re-appointed on 25 June 2019

Supervisors

Ye Guohua	Re-appointed on 25 June 2019
Shan Shulan	Re-appointed on 25 June 2019
Guan Xiaoguang	Appointed on 25 June 2019
Yue Xuguang	Appointed on 10 December 2019

Profiles of the current Directors and Supervisors are set out on pages 16 to 22.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS AND REMUNERATION

Pursuant to Articles 108 and 150 of the Articles of Association of the Company, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company, but all such service contracts are terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in note 31 to the financial statements.

Mr. Wang Jun, a non-executive Director of the Company, issued a statement to the Company that he voluntarily waived his remuneration as a Director of the Company. Since May 2020, Mr. Wang Jun voluntarily waived his remuneration as a Director of the Company. According to the Resolution in relation to the Determination of Remuneration Standards for Directors and Supervisors of the Company for the year 2020 considered and approved at the 2019 annual general meeting held on 23 June 2020, the annual remuneration standard before tax in 2020 of Mr. Wang Jun as a non-executive Director of the Company was RMB150,000. Therefore, the total remuneration received by Mr. Wang Jun from the Company for the period from January to April, 2020 was RMB50,000.

Save as disclosed above, as of 31 December 2020, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

PERMITTED INDEMNITY PROVISIONS

As at 31 December 2020, all Directors, Supervisors and other senior management of the Company were covered under the liability insurance purchased by the Company for them.

INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

During the reporting period, Mr. Jiang Yinggang, the former executive Director and senior vice president of the Company, held 10,000 A shares of the Company as personal interests with the capacity of beneficial owner, representing 0.000076% and 0.000059% of the class of issued share capital (A shares) and total issued share capital of the Company, respectively. On 31 August 2020, Mr. Jiang Yinggang deceased from illness, and his above shares in the Company was inherited by his relatives.

As of 31 December 2020, none of the Directors, chief executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong), which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance of Hong Kong; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**").

During the year ended 31 December 2020, none of the Directors, chief executive, Supervisors, senior management or their respective spouses or children under the age of eighteen was granted any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong).

INTERESTS OF DIRECTORS AND SUPERVISORS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

For the year ended 31 December 2020, none of the Directors or Supervisors or entities connected to such Directors or Supervisors was materially interested, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company or any of its subsidiaries was a party.

EMPLOYEES AND PENSION SCHEMES

As of 31 December 2020, the Group had 63,007 employees. The remuneration of the employees includes the salaries, bonuses, subsidies, allowances and medical care, housing subsidies, maternity, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Company has currently enrolled in a series of pension schemes regulated by various provincial and municipal governments, under which each of the Company and its subsidiaries is required to contribute a percentage of its employees' salaries, bonuses and various allowances to the pension fund, and such contribution accounts for 16% of the employees' remuneration.

In 2020, the Company formulated and published the Guidelines on Deepening the Reform of Internal Income Distribution System in Entity Enterprises (《關於深化實體企業內部收入分配制度改革的指導意見》), strengthened the idea that "value creation determines remuneration distribution", adjusted and optimized the enterprise income distribution relations, broke the equalitarianism, and reasonably widened the gap of income distribution among its employees, so as to arouse the employees' initiative, enthusiasm and creativity.

By adhering to the principle of "cost-centered and profit-oriented" assessment and highlighting key indicators, the Company formulated the "1+N+4" assessment implementation plans, i.e., one main assessment plan for aluminum enterprises, in which the "cost saving and sharing" progressive incentive method with 15 levels was established, meaning more cost reduction, greater rewards; N customized assessment plans for individualized enterprises, in which the "one policy for one enterprise (企 策)" approach was adopted for special types of enterprises, and classified management and classified assessment were implemented; 4 incentive plans with special assessment, in which special rewards were set up and total salary rewards would be given to enterprises that achieved actual results. Through the implementation of the above-mentioned plans, the incentive and restraining effects of the performance assessment have been fully brought into play, and the quality, efficiency and cost reduction of enterprises have been vigorously promoted. Meanwhile, the Company has established a "three-connection (三掛鉤)" mechanism with performance assessment results connected to the remunerations of enterprise leading team,

the job evaluation of enterprise leading team and the salaries of enterprise employees. Both of the assessment and the incentive rewards were made on the quarterly basis. The Company has strengthened process supervision and instant incentives in accordance with the "three-connection (三掛鈎)" assessment mechanism, and adopted the assessment methods of "tracking and warning on a monthly basis, summary and talking on a quarter basis, job evaluation on a half-year basis, and comprehensive appraisal on an annual basis" for enterprise leaders so as to strengthen the assessment.

In addition, in order to further improve the Company's incentive mechanism for conversion of independent innovation and scientific and technological achievements, and mobilize the initiative and creativity of the technical personnel and key management, 14 subordinate enterprises under the Company have established the Dividend Incentive Implementation Plan (《分紅激勵實施方案》); deepened the incentive policy for high-skilled talents such as "Engineers at Level Five (五級工程師)" and "Technicians at Level Five (五級技師)", inclined salary distribution toward key positions and staff, and organized and offered the special award for president, award for outstanding business managers, award for outstanding employees and other awards to create a good atmosphere of hardwork and entrepreneurship.

The Company worked closely with its employees to provide them with a fair working environment and promotion opportunities. The Company attached great importance to the development of employees and provided them with many training courses, including internal trainings and trainings organized by professional institutions, to enhance employees' quality, knowledge and skills, and to enable them to have further understanding of the latest developments in the market, industry and various business. For details of the training for employees of the Company in 2020, please refer to the 2020 Social Responsibility and Environmental, Social and Governance Report of Aluminum Corporation of China Limited separately disclosed by the Company.

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during 2020. Neither the Company nor any of its subsidiaries purchased or sold any of its listed securities during 2020.

MANAGEMENT CONTRACTS

No contract concerning the management or administration of the whole or any substantial part of the business of the Company was entered into or subsisted during the year.

MAJOR CUSTOMERS AND SUPPLIERS

1. Major Customers

The Company attaches great importance to the relationship with customers, provides customers with products and services of high quality. While improving the quality of our products, we also deepen our communication with customers to learn more about market demands and provide customized comprehensive solution for customers, so as to create more value for them. The Company always puts the product quality first, for which the "Administrative Measures for Product Quality" (《產品質量管理辦法》) is formulated to guarantee the high quality of our reliable products through the quality management system that covers the whole industrial line. The Company has established various communication channels with customers to understand customers' needs by diversified online and offline communication channels to promote our products and consolidate our cooperation. The Company has soundly established a pre-sale, sale and after-sales service management system, and provided consumers well-established channels for complaints and feedback. The Company also investigates customer satisfaction in the form of questionnaires in line with the ISO9001 management system, fully understands and respects customers' feedback and opinions, and at the same time formulate effective solutions so to constantly improve service levels and customers' satisfaction.

The Company's major customers are, in respect of alumina, domestic electrolytic aluminum enterprises, and in respect of primary aluminum, domestic aluminum fabrication enterprises and distributors.

The Company sells alumina products to customers mainly through long-term sales agreements and spot market sales. The Company sells self-produced alumina and certain alumina products sourced from external suppliers under spot contracts signed with third parties and long-term sales agreements with a term ranging from one to three years. Such long-term sales agreements usually specify annual or monthly sales quantities, pricing mechanisms, payment terms, place of delivery and the delivery method for the alumina sold. The selling prices for alumina sold on the spot market are determined by the Company by taking into account (i) domestic and international situation of supply and demand; (ii) CIF price of imported alumina arrived at Chinese ports and import related expenses; (iii) international and domestic transportation costs; (iv) the impacts of national policy on raw materials required for alumina enterprises; and (v) the Company's short-term and medium-term forecast for alumina market.



The Company sells primary aluminum products to customers mainly through the following three ways: (i) sales agreements, which are entered into between the Company and its customers that have longstanding business relationship with it, generally with a term of one year and selling prices determined based on the prices quoted on the Shanghai Futures Exchange and prevailing market prices; (ii) futures contracts ranging from one to twelve months on the Shanghai Futures Exchange; and (iii) spot market sales, with selling prices determined by reference to such factors as market spot prices and transportation costs.

In 2020, the sales to the five largest customers of the Company amounted to RMB32,067.64 million and accounted for 17.24% of the Company's total annual sales, among which, sales to related parties were RMB20,346.65 million, accounting for 10.94% of the Company's total annual sales.

2. Suppliers

The Company always insists on cooperating with its suppliers in the spirit of mutual benefit and win-win, and strictly selects and manages its suppliers. It has formulated supplier access rules and improved the supplier evaluation system. It avoids and minimizes the risks and negative impacts caused from non-performing suppliers and maintains a sustainable supply chain system by assessing the background, certification, supply ability and social impact of suppliers. The Company has formulated the internal management systems such as the Administrative Measures for Procurement of Aluminum Corporation of China Limited (《中國鋁業股份有限公司採購管理辦法》), the Administrative Measures for Suppliers of Aluminum Corporation of China Limited (《中國鋁業股份有限公司供應商管理辦法》), and the Regulations on Management of the Operational Mode of Major Procurements of Aluminum Corporation of China Limited (《中國鋁業股份有限公司重點採購運行模式管理規定》), which provide comprehensive management in quality, procurement, logistics, services of product, and selection, supervision and evaluation of suppliers. At the same time, the Company also puts great importance on a long-term and stable cooperation relationship with suppliers, and strengthens the relationship and communication with suppliers by various ways such as holding annual meetings with suppliers, summary of procurement work and participation in commodity trade meeting with a view to consolidate the cooperation with excellent suppliers.

In 2020, the procurement from the five largest suppliers of the Company amounted to RMB21,200.57 million, accounting for 12.42% of the total annual procurement, among which, procurement from related parties was RMB15,497.76 million, accounting for 9.08% of the Company's total annual procurement.

CODE ON CORPORATE GOVERNANCE

The Articles of Association of the Company, the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Shareholders' Meeting**"), the Rules of Procedures for the Board Meeting of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Board Meeting**"), the Rules of Procedures for the Supervisory Committee Meeting of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Supervisory Committee Meeting**"), the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance (the "**CG Code**") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**").

AUDIT COMMITTEE

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The financial statements of the Company for the year ended 31 December 2020 have been reviewed by the Audit Committee of the Company.

AUDITORS

The financial statements in this report have been audited by PricewaterhouseCoopers. PricewaterhouseCoopers was the auditors of the Company for its 2020 Hong Kong annual report.



The domestic and overseas auditors of the Company from 2012 to 2019 were Ernst & Young Hua Ming LLP and Ernst & Young, respectively. As Ernst & Young Hua Ming LLP and Ernst & Young have provided audit services to the Company for eight consecutive years, reaching the prescribed limit for consecutive auditing pursuant to the relevant requirements issued by the Ministry of Finance of the People's Republic of China and the SASAC, the Company appointed PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and overseas auditors of the Company for 2020. The change of the accounting firm was considered and approved at the seventh meeting of the seventh session of the Board held on 26 March 2020 and the 2019 annual general meeting held on 23 June 2020.

For further details of the auditors of the Company, please refer to the section headed "Auditors' Remuneration" of the "Report on Corporate Governance and Internal Control" in this annual report.

Ao Hong
Acting Chairman

Beijing, the PRC
23 March 2021

Dear shareholders,

In 2020, in accordance with the Articles of Association, Rules of Procedures for the Supervisory Committee and other relevant regulations, the Supervisory Committee of the Company, with a responsible attitude to all shareholders, is diligent and responsible, and has conscientiously performed its supervisory functions, and conducted supervision to the compliance of the Company's operation with laws and regulations, its financial status, and the performance of the Company's Directors and senior management. It continuously standardized the supervision behavior, improved the supervision efficiency, and enhanced the transparency and standardization of the Company's operations, maintaining a good image of the Company in the capital market and protecting the interests of investors.

I. COMPOSITION OF THE SUPERVISORY COMMITTEE

Pursuant to the provisions of the Articles of Association, the Supervisory Committee of the Company consisted of five Supervisors. During the reporting period, the members of the seventh session of the Supervisory Committee of the Company include: three shareholder representative Supervisors, namely Mr. Ye Guohua, Mr. Ou Xiaowu (resigned on 22 October 2020) and Ms. Shan Shulan; and two employee representative Supervisors, namely Mr. Guan Xiaoguang and Mr. Yue Xuguang. Mr. Ye Guohua is appointed as the chairman of the Supervisory Committee. The details are set out below:

Shareholder Representative Supervisors:

Mr. Ye Guohua (Chairman of the Supervisory Committee, re-appointed on 25 June 2019)

Mr. Ou Xiaowu (Appointed on 10 December 2019, resigned on 22 October 2020)

Ms. Shan Shulan (Re-appointed on 25 June 2019)

Employee Representative Supervisors:

Mr. Guan Xiaoguang (Appointed on 25 June 2019)

Mr. Yue Xuguang (Appointed on 10 December 2019)

II. CONVENING OF MEETINGS

In 2020, four meetings were held by the Supervisory Committee of the Company, of which 3 were onsite meetings, and 1 was telecommunication meeting. The particulars are as follows:

1. The fourth meeting of the seventh session of the Supervisory Committee of the Company was held on 25 March 2020, with all five Supervisors attending the meeting. The meeting considered and approved four resolutions, including the 2019 Annual Report, the 2019 Working Report of the Supervisory Committee, the 2019 Assessment Report on Internal Control and 2019 Social Responsibilities and Environmental, Social and Governance Report.

2. The fifth meeting of the seventh session of the Supervisory Committee of the Company was held on 28 April 2020, with all five Supervisors attending the meeting. The meeting considered and approved the Resolution in Relation to the 2020 First Quarterly Report of the Company.

3. The sixth meeting of the seventh session of the Supervisory Committee of the Company was held on 26 August 2020, with all five Supervisors attending the meeting. The meeting considered and approved the Resolution in Relation to the 2020 Interim Report of the Company.

4. The seventh meeting of the seventh session of the Supervisory Committee of the Company was held on 26 October 2020, with all four Supervisors attending the meeting. The meeting considered and approved the Resolution in Relation to the 2020 Third Quarterly Report of the Company.

All of the above-mentioned meetings of the Supervisory Committee were in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**Company Law**"), the Articles of Association and the Rules of Procedures for the Supervisory Committee Meeting of the Company.

III. PERFORMANCE OF THE SUPERVISORY COMMITTEE

In 2020, each Supervisor of the Company effectively supervised the Company's operation and decision-making, financial management, internal control, related-party transactions and other matters by various means such as attending general meetings, sitting in the Board meetings and proposing operation-related suggestions. The particulars are set out as below:

(I) Supervision of Implementation of General Meeting Resolutions

Members of the Supervisory Committee exercised supervision on the reports and proposals submitted to the general meetings and the Board for consideration by way of attending the general meetings and sitting in the Board meetings, and no objection has been made. Moreover, the Supervisory Committee exercised supervision on implementation of the general meeting resolutions by the Board, all Directors and senior management. When the Directors and senior management of the Company exercised their functions and powers, no violations of laws, regulations and good faith and diligence obligations are found, and they strictly implemented the resolutions passed at the general meetings.

(II) Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Company's operation and decision-making procedures have complied with the Company Law, the Articles of Association and various regulations and rules of the Company. The Directors and senior management of the Company performed their duties diligently, and no violation of the laws and regulations and the Articles of Association, and no authorization beyond prescribed scope or damages to the interests of the Company and the shareholders has been found.

(III) Inspection of the Company's Financial Activities

The Supervisory Committee cautiously reviewed the financial statements of the Company for each period, and supervised and inspected the Company's implementation of financial policies and legislation as well as details on the Company's operating results. At the meetings of the Supervisory Committee held in March, April, August and October 2020, each of the Supervisors carefully reviewed the Company's 2019 annual report, 2020 interim report and quarterly reports, and fully discussed and proposed advice on problems to be corrected, reducing costs while increasing efficiency, etc. The Supervisory Committee is of the opinion that the operating results achieved by the Company were true; the financial reports of the Company truly reflected the financial position and operating results of the Company, and the preparation and review procedures for the reports were in compliance with the requirements of relevant laws and regulations, the Articles of Association and the Company's internal management system. Information on all significant events of the Company in 2020 has been disclosed under the principles of truthfulness, timeliness, accuracy, completeness and fairness pursuant to relevant regulations, and there are no false records, misleading statements or major omissions.

(IV) Review of Internal Control Assessment Report

During the reporting period, the Supervisory Committee listened to the report in respect of the implementation and examination of the Company's internal control and fully performed its role of guidance and supervision. The Supervisory Committee is of the view that the 2020 Internal Control Assessment Report of the Company truly and objectively reflected the construction and operation of the Company's internal control system. The Company has established and improved an internal control system covering the Company's various processes and implemented it effectively, which played an effective role in risk prevention and control in all aspects of the Company's operation and management in accordance with the requirements of the Guidelines for Internal Control of Listed Companies and the Basic Principles of Corporate Internal Control. The Supervisory Committee also suggested that the internal control system should be updated in line with the changes in the department's responsibilities after the Company's organizational reform, and the update of the management system and workflow to strengthen the supervision and inspection of the system update.

(V) Supervision of the Related-party Transactions of the Company

During the reporting period, the Supervisory Committee exercised supervision on the related-party transactions between the Company and Chinalco, the controlling shareholder, by way of sitting in on the Board meetings and attending the general meetings. The Supervisory Committee is of the opinion that these related-party transactions were in line with the Company's strategic development plan and overall interests, and the terms of the transactions were fair and reasonable, and the transaction review procedures had complied with relevant laws, regulations and the Articles of Association. The Company disclosed timely and fully the related-party transactions and there was no behavior that was detrimental to the interests of the Company and its shareholders.



In 2021, the Supervisory Committee of the Company will continue to diligently perform its duties as a permanent supervisory body of the Company in accordance with the powers conferred by the Company Law and other relevant laws and regulations as well as the Articles of Association. The Supervisory Committee will further strengthen its supervision and exercise its supervision functions in the Company's operation, financial situation, internal control, information disclosure and related-party transactions and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management of the Company, so as to safeguard the legitimate interests of the shareholders.

By order of the Supervisory Committee
Ye Guohua
Chairman of the Supervisory Committee

Beijing, the PRC
22 March 2021

CODE ON CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meeting, the Rules of Procedures for the Board Meeting, the Rules of Procedures for the Supervisory Committee Meeting, the detailed implementation rules for the special committees under the Board, the detailed implementation rules for independent Directors, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the corporate governance documents of the Company. After reviewing such documents, the Board believed that the Company had fully complied with the CG Code and the Internal Control Guidelines in 2020, and implemented them in a stricter way in some areas:

1. The Company has appointed a sufficient number of non-executive Directors (independent non-executive Directors); the Board of the Company has five non-executive Directors, representing more than half of the Board; the Board of the Company has three independent non-executive Directors, reaching one third of the Board.

2. In addition to the Audit Committee, the Remuneration Committee and the Nomination Committee, the Company has also established the Development and Planning Committee and Occupational Health and Safety and Environment Committee.

3. All members of the Audit Committee are independent non-executive Directors, among whom, Mr. Lie-A-Cheong Tai Chong, David, the chairman of such committee, possesses extensive professional experience in finance, auditing and business operation and is the financial expert of the Board of the Company.

The Board of the Company has reviewed its corporate governance documents and Internal Control Guidelines, and is of the view that, the Company has complied with the code provisions in the CG Code and Internal Control Guidelines for the year ended 31 December 2020.



SECURITIES DEALINGS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 to the Hong Kong Listing Rules and the Rules Governing Listing of Stocks on the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD

According to the Articles of Association of the Company, the Board of the Company consists of nine Directors. During the reporting period, the members of the seventh session of the Board of the Company included: Mr. Lu Dongliang (resigned on 14 May 2020), Mr. Zhu Runzhou, Mr. Jiang Yinggang (deceased on 31 August 2020) and Mr. He Zhihui (resigned on 21 October 2020) as executive Directors; Mr. Ao Hong and Mr. Wang Jun as non-executive Directors; Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David as independent non-executive Directors. Prior to his resignation, Mr. Lu Dongliang served as the chairman of the Board of the Company; after Mr. Lu Dongliang's resignation, Mr. Ao Hong was recommended by all Directors of the Company to act on behalf of the chairman until the election of a new chairman by the Board of the Company. The details are as follow:

Executive Directors:

Mr. Lu Dongliang	(former chairman, re-appointed on 25 June 2019 and resigned on 14 May 2020)
Mr. Zhu Runzhou	(re-appointed on 25 June 2019)
Mr. Jiang Yinggang	(re-appointed on 25 June 2019 and deceased on 31 August 2020)
Mr. He Zhihui	(re-appointed on 25 June 2019 and resigned on 21 October 2020)

Non-executive Directors:

Mr. Ao Hong	(acting chairman, re-appointed on 25 June 2019)
Mr. Wang Jun	(re-appointed on 25 June 2019)

Independent Non-executive Directors:

Ms. Chen Lijie	(re-appointed on 25 June 2019)
Mr. Hu Shihai	(re-appointed on 25 June 2019)
Mr. Lie-A-Cheong Tai Chong, David	(re-appointed on 25 June 2019)

The Company will elect new Directors to fill the vacant seats on the Board as soon as possible.

According to Article 108 of the Article of Association of the Company, the Directors (including non-executive Directors) have a term of office of three years and may be re-appointed by election. In addition, according to the relevant requirements that the term of independent directors shall not exceed six years, the term of three independent non-executive Directors of the Company, i.e. Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, will expire in 2021, and then the Company will nominate and elect new independent non-executive Directors. The Board of the Company confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after careful consultation, it considered that Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David were all independent.

The Directors serving in the Company are experts in their respective fields and have deep knowledge and rich experience in metal mining, energy, corporate management, finance, law, financial affairs and capital operation. All Directors of the Company have performed their duties diligently for the interests of the Company and shareholders in accordance with relevant laws and regulations and the Articles of Association.

The major duties of the Board of the Company include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating the Company's debt and finance policies, and the issuance of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, demergers and dissolution of the Company; determining the establishment of internal management department and branch of the Company; appointment and dismissal of senior management; formulating basic management system of the Company; promoting the establishment of a compliance management system and monitoring the performance of compliance management of managers; developing the ESG management strategies and monitoring the ESG governance efforts of the management; formulating the share incentive plan; deciding on the Company's external investment, purchase or sale of assets, equity and other capital operation plans within the scope of the authorization of general meeting, and convening general meetings and implementing the resolutions of general meetings, etc. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" and the "Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited" under "Listing Announcements" on the page of "Investor Relations" on the website of the Company.

In 2020, the Board of the Company held a total of nine meetings (including four physical meetings and five telecommunication meetings), and reviewed and approved 36 proposals. The content of the proposals mainly involved the Company's periodic reports, annual corporate social responsibility report, annual internal control report, annual profit distribution plan, production plan and financial budget, issuance of debt financing instruments, providing guarantees for affiliated companies, annual target remuneration for Directors, Supervisors and senior management of the Company, change of auditors, appointment and dismissal of senior management, related-party transactions and acquisitions, disposal of equity or assets, etc. The details of the meetings are as follows:

Date of Meeting	Session	Type of Meeting
2020.02.27	The sixth meeting of the seventh session of the Board	Telecommunication meeting
2020.03.26	The seventh meeting of the seventh session of the Board	Physical meeting
2020.04.28	The eighth meeting of the seventh session of the Board	Telecommunication meeting
2020.08.27	The ninth meeting of the seventh session of the Board	Physical meeting
2019.09.01	The tenth meeting of the seventh session of the Board	Telecommunication meeting
2020.10.21	The 11th meeting of the seventh session of the Board	Telecommunication meeting
2020.10.27	The 12th meeting of the seventh session of the Board	Physical meeting
2020.11.12	The 13th meeting of the seventh session of the Board	Telecommunication meeting
2020.12.23	The 14th meeting of the seventh session of the Board	Physical meeting

In addition to the above Board meetings, the Board of the Company convened and organised 2 general meetings in 2020, i.e., the 2019 annual general meeting held on 23 June 2020 and the 2020 first extraordinary general meeting held on 23 October 2020 by the Company. A total of 14 proposals were considered and approved at the above two general meetings, and all the resolutions were approved successively and no resolution was vetoed. Please refer to the "General Meeting" in this section for details about the general meetings.



In 2020, attendances of all Directors at the Board meetings and general meetings were as follows:

Name of Director	Required attendance at physical meetings	Actual attendance	Attendance rate of physical meetings	Required attendance at telecommunication meetings	Actual attendance	Attendance rate of telecommunication meetings	Required attendance at general meetings	Actual attendance	Attendance rate of general meetings
Lu Dongliang (resigned) *Note 1*	1	1	100%	2	2	100%	0	0	-
Ao Hong	4	4	100%	5	5	100%	2	2	100%
Zhu Runzhou	4	4	100%	5	5	100%	2	2	100%
Jiang Yinggang (deceased) *Note 2*	2	2	100%	2	2	100%	1	1	100%
He Zhihui (resigned) *Note 3*	2	1	50%	3	2	66.67%	1	1	100%
Wang Jun	4	4	100%	5	5	100%	2	2	100%
Chen Lijie	4	4	100%	5	5	100%	2	2	100%
Hu Shihai	4	4	100%	5	5	100%	2	2	100%
Lie-A-Cheong Tai Chong, David	4	4	100%	5	5	100%	2	2	100%

Note 1: Mr. Lu Dongliang resigned on 14 May 2020, and the Company held a total of three Board meetings and no general meeting from 1 January 2020 up to his resignation.

Note 2: Mr. Jiang Yinggang deceased on 31 August 2020, and the Company held a total of four Board meetings and one general meeting from 1 January 2020 up to his passing away.

Note 3: Mr. He Zhihui resigned on 21 October 2020, and the Company held a total of five Board meetings and one general meeting from 1 January 2020 up to his resignation. Mr. He Zhihui didn't attend the ninth meeting of the seventh session of the Board of the Company on 27 August 2020 and the tenth meeting of the seventh session of the Board on 1 September 2020 due to other affairs. Mr. He Zhihui entrusted other Directors as his alternate to attend the said meetings and vote according to his expressed intention.

In 2020, the independent non-executive Directors of the Company did not raise any objection to or abstain from voting on the proposals proposed by the Company for review by the Board.

The Company generally formulates the plans for the Board and general meetings and major topics of the meetings earlier for half a year, and informs all Directors of them to facilitate the Directors' schedule and ensure that each Director has the opportunity to raise matters for discussion and being included in the agenda of the Board meetings; for the matters which are required temporarily for consideration by the Board, the Company also communicates and reports with the Directors in advance and arranges the time reasonably so that the Directors have sufficient time to review the proposals and make decisions.

The chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion and consideration of all significant matters of the Company needed to be reported to Directors or submitted to the Board. The chairman has separately discussed with the non-executive Directors to fully understand their opinions and advices on the operation and development of the Company and the work of the Board.

The management of the Company reports to the Board on the Company's production and operation, the implementation of matters authorized by general meetings and the Board, and the progress of major contracts and capital operation projects signed by the Company. The Board also oversees the management's work to ensure the Board can keep abreast of the Company's actual situation in a timely manner and thus guarantee the interests of the Company and its shareholders as a whole.

The total pre-tax remuneration received by Directors from the Company, including the basic salary, performance-linked salary, pension insurance, and housing provident fund in 2020 amounted to RMB6.79 million, among which independent non-executive Directors are only entitled to receive director's fees but no other remuneration. The remuneration of each Director for the year is set out in Note 31 to the consolidated financial statements. As of 31 December 2020, no share appreciation rights scheme had been adopted by the Company.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management had any financial, business, family or other significant relationships with each other. Other than their respective service contracts entered into, none of the Directors or the Supervisors had any significant personal interest, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or any of its subsidiaries during 2020.

CHAIRMAN AND CHIEF EXECUTIVE PRESIDENT

In order to ensure a balance of power and authority and avoid undue concentration of power, the chairman and president of the Company are two separate explicitly defined positions, which are acted by different individuals with clear and definite scope of official duty. During the reporting period, Mr. Lu Dongliang served as the chairman of the Company from 1 January 2020 to 14 May 2020; hereafter, due to the resignation of Mr. Lu Dongliang, the Board of Directors of the Company unanimously recommended Mr. Ao Hong as the acting chairman until the election of a new chairman of the Board of the Company. During the reporting period, Mr. He Zhihui (resigned on 21 October 2020) and Mr. Zhu Runzhou (appointed on 21 October 2020) successively served as the president of the Company.

As a legal representative of the Company, the chairman presides over the Board, aiming to ensure that the Board is acting in the best interests of the Company, operates effectively, duly performs its responsibilities and engages in discussions of significant and appropriate matters, as well as Director's access to accurate, timely and clear information. On the other hand, the president heads the management and is responsible for the daily operation of the Company, including implementation of policies adopted by the Board and reporting to the Board in respect of the overall operation of the Company.

IMPLEMENTATION OF SHAREHOLDERS' RESOLUTIONS BY DIRECTORS

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association. The chairman of the Company reported the production and operation of the Company, and the progress and completion of significant matters decided by general meetings to the shareholders at the general meeting of the Company.

DIRECTOR'S RECEIPT OF THE COMPANY'S INFORMATION AND TRAINING

The Company's Board Office is the routine executive organ of the Board, and offers services to the Board and Directors and provides all Directors with sufficient information, enabling them to be aware of the current situation and updates of the industry and the Company in a timely manner. It is responsible for the organization and arrangement of external directors' investigations and surveys on the affiliated entity enterprises of the Company. It checks the latest amendments of the laws, regulations and regulatory rules of securities to ensure that the Directors, Supervisors and senior management of the Company are able to fulfill their duties in accordance with laws and regulations. It organises Directors, Supervisors and senior management of the Company to participate in relevant securities business training to ensure that they obtain the corresponding qualifications and complete the annual training plan as required. Affected by the pandemic, most of the trainings in 2020 were conducted online.

The outbreak of COVID-19 pandemic at the beginning of 2020 once had a great impact on the production and operation of the Company, and the external directors of the Company were very concerned about the production and operation status of the Company. To this end, in May 2020, the Company conducted the regular annual on-site investigation and survey activities of external directors by video connection for the first time. It organized a special report meeting on the three major platforms of trade, logistics and materials of the Company, invited three major platform companies to report the status of combatting pandemic and ensuring production to the external directors, and listened to the external directors' suggestions on playing the advantages of platform companies to better serve production and operation. In September 2020, the Company organized some independent Directors to conduct on-site investigation in electrolytic aluminum enterprises in Qinghai, which helped independent Directors to further understand the development status and future development prospects of aluminum industry in Qinghai, as well as the Company's optimization plan of industrial layout, acceleration of industrial structure adjustment and transformation.

In addition, in order to enhance its ESG governance level, the Company made a special report on the ESG work to the Board in 2020. It reported the requirements of regulatory authorities on the Board to participate in ESG supervision, the current status of the Company's ESG work, the areas for ESG improvement and the proposed improvement work plans. Furthermore, the Company also organized special ESG training sessions to help all relevant parties of the Company to fully understand its current status of ESG, shared outstanding experience in the same industry and exchanged opinions on the feasibility of the Company to improve the ESG management practices.

During the reporting period, training for all Directors of the Company was as follows:

Name of Director	Training (Note)
Lu Dongliang (resigned)	A, B
Ao Hong	A, B
Zhu Runzhou	A, B
Jiang Yinggang (deceased)	B
He Zhihui (resigned)	B
Wang Jun	B
Chen Lijie	B
Hu Shihai	B
Lie-A-Cheong Tai Chong, David	B, C

Note:

A. Training for Directors, Supervisors and senior management organised by the Securities Regulatory Authorities

B. Self-study on the domestic and foreign securities laws and regulations

C. Participation in trainings organized by other domestic and foreign institutions

FUNCTIONS OF CORPORATE GOVERNANCE OF THE BOARD

The followings are corporate governance functions performed by the Board which were implemented by the special committees thereof:

(a) Formulation and review of the policies and practice on corporate governance of the Company;

(b) Review and supervision on the training and continuous professional development of the Directors and senior management;

(c) Review and supervision on the policies and practice in compliance with laws and regulatory requirements of the Company;

(d) Review and supervision on the ESG governance related work of the Company;

(e) Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual; and

(f) Review of the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Hong Kong Listing Rules. The Board had supervised and reviewed the implementation of the corporate governance policies of the Company, updated and prepared documents related to the internal control of the Group as well as analyzed the compliance of the Company with the CG Code in 2020. It convened two general meetings and nine Board meetings, and completed relevant training for the Directors and Supervisors. The Board also supervised and inspected the implementation of the Board's resolutions by the management to further enhance initiatives such as the management of the investor relations.

AUDIT COMMITTEE

The Audit Committee has been established under the Board, and the duties of which mainly include reviewing the financial reports, audits of financial reports, internal control system, risk management, corporate governance and financial position of the Company, considering the appointment of independent auditors and approving audit and audit-related services, and supervising the Company's internal financial reporting procedures and management policies.

Pursuant to Rule 3.21 of the Hong Kong Listing Rules, the Audit Committee of the Company shall comprise of at least three members. During the reporting period, the Audit Committee of the seventh session of the Board of the Company consists of three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, among whom, Mr. Lie-A-Cheong Tai Chong, David serves as the chairman of the committee.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced their annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them at all time and ensured completion of audit within the designated timeframe. The Audit Committee reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions and passed a written resolution to submit the audited financial report to the Board of the Company for review.

The Audit Committee and the management discussed the risk management and internal control systems of the Company, so as to make sure that effective risk management and internal control systems have been established, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting, internal auditing and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient. The Audit Committee is of the view that the Company had complied with the requirements of the above corporate risk management and internal control systems during 2020.

In 2020, the Audit Committee of the Board of the Company held 6 meetings attended by all members of the committee, at which 28 proposals were considered and approved. All meetings were convened and held in accordance with the relevant provisions of the "Working Rules of the Audit Committee of the Board of Directors of Aluminum Corporation of China Limited", at which the Company's periodic financial reports, internal control, risk assessment, internal and external audit work, anti-fraud work, related-party transactions and other relevant important matters were reviewed and considered. All members of the committee had performed their duties diligently and earnestly, and provided their views and recommendations on the Company's financial reporting, internal control, risk management, auditing, and related-party transactions on an independent, objective, and fair basis.

Minutes of each meeting of the Audit Committee are recorded, then signed and confirmed by all members of the committee, and such minutes are filed and kept in reserve in accordance with relevant requirements.

REMUNERATION COMMITTEE

During the reporting period, the Remuneration Committee of the seventh session of the Board of the Company consists of one non-executive Director, namely Mr. Ao Hong, and two independent non-executive Directors, namely Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, among whom, Mr. Hu Shihai serves as the chairman of the committee.

Duties of the Remuneration Committee of the Company mainly include: to prepare the remuneration management scheme and remuneration proposal for Directors, employee representative Supervisors and senior management, and provide suggestions to the Board; to prepare measures on performance evaluation, performance assessment procedures and relevant rewards and punishments of senior management, and provide suggestions to the Board; to monitor the implementation of the remuneration system of the Company; to review senior management's fulfilment of duties and conduct performance assessment.

In 2020, the Remuneration Committee of the Board held one meeting attended by all members of the committee, at which the Proposal on Formulating the Remuneration Standards for Directors, Supervisors and Senior Management of the Company for 2020 was considered and approved, and the remuneration standard proposal was submitted to the Board for review. The Board of the Company adopted the remuneration standard proposal submitted by the Remuneration Committee.

All members of the Remuneration Committee have carefully studied the remuneration plan on Directors, Supervisors and senior management and are of view that the remuneration plan made by the Company is in line with the remuneration policy of the Company with reference to the remuneration for same positions of comparable enterprises (in terms of the size, industry and nature). Meanwhile, it is also based on the annual operation results of the Company, the performance of Directors and Supervisors and the performance appraisal results of senior management and is fair and reasonable. They agreed to submit the remuneration plan on Directors, Supervisors and senior management to the Board.

Minutes of each meeting of the Remuneration Committee are recorded, then signed and confirmed by all members of the committee, and such minutes are filed and kept in reserve in accordance with relevant requirements.

NOMINATION COMMITTEE

During the reporting period, the Nomination Committee of the seventh session of the Board of the Company consists of two executive Directors, namely Mr. Lu Dongliang (resigned on 14 May 2020) and Mr. He Zhihui (resigned on 21 October 2020), and three independent non-executive Directors, namely Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David, among whom, Mr. Lu Dongliang serves as the chairman of the committee.

Duties of the Nomination Committee of the Company mainly include: to study the selection standards and procedures for Directors, senior management and members of special committees under the Board and provide suggestions to the Board; to review the qualification of candidates for Directors, senior management and members of special committees under the Board and provide advices on inspection and appointment; to assess the independence of independent non-executive Directors. At the same time, in accordance with the relevant provisions of the "Detailed Implementation Rules for the Nomination Committee under the Board of Directors of Aluminum Corporation of China Limited", the Nomination Committee under the Board shall review the structure, number and composition of the Board at least once a year, and consider the diversity of members of the Board from various aspects (including but not limited to gender, age, professional ability, educational background and experience, etc.) based on the business model and specific needs of the Company.

According to the relevant provisions of the Articles of Association and the Rules of Procedure for the Board of Directors of the Company, the candidates for the Company's Directors (other than the candidates for the Company's independent Directors) shall be nominated by the Board, the Supervisory Committee and shareholders who alone or together hold 3% or more of the shares of the Company carrying voting rights and shall be decided through election by the shareholders' general meeting; the candidates for the Company's independent Directors shall be nominated by the Board, the Supervisory Committee and shareholders who alone or together hold 1% or more of the shares of the Company carrying voting rights and shall be decided through election by the shareholders' general meeting; the candidates for the Company's senior management shall be nominated by the chairman or president and appointed by the Board. The Nomination Committee under the Board of the Company shall review the resumes and qualifications of candidates for Directors and senior management, and makes recommendations to the Board. In 2020, nominations of relevant candidates of the Company have been implemented in accordance with the aforementioned nomination policies.

In 2020, the Nomination Committee of the Board held one meeting attended by all members of the committee, at which the resolution on the nomination of Mr. Zhu Runzhou as a president candidate of the Company was considered and approved, and such nomination of candidate was submitted to the Board for consideration.

Minutes of each meeting of the Nomination Committee are recorded, then signed and confirmed by all members of the committee, and such minutes are filed and kept in reserve in accordance with relevant requirements.

DEVELOPMENT AND PLANNING COMMITTEE

During the reporting period, the Development and Planning Committee of the seventh session of the Board of the Company consists of three executive Directors, namely Mr. Lu Dongliang (resigned on 14 May 2020), Mr. He Zhihui (resigned on 21 October 2020) and Mr. Zhu Runzhou, and one independent non-executive Director, namely Mr. Hu Shihai, among whom, Mr. Lu Dongliang serves as the chairman of the committee.

Duties of the Development and Planning Committee include reviewing and evaluation of the Company's long-term development strategy, financial budget, investment, business operation and strategic plan of annual investment returns.

In 2020, the Development and Planning Committee of the Board held one meeting attended by all members of the committee, at which the production guidance plan for 2020, the annual investment plan for 2020 and the operating plan for 2020 were considered and approved and submitted to the Board for consideration.

Minutes of each meeting of the Development and Planning Committee are recorded, then signed and confirmed by all members of the committee, and such minutes are filed and kept in reserve in accordance with relevant requirements.



OCCUPATIONAL HEALTH AND SAFETY AND ENVIRONMENT COMMITTEE

During the reporting period, the Occupational Health and Safety and Environment Committee of the seventh session of the Board of the Company consists of two executive Directors, namely Mr. Lu Dongliang (resigned on 14 May 2020) and Mr. Jiang Yinggang (deceased on 31 August 2020), and one non-executive Director, namely Mr. Wang Jun, among whom, Mr. Jiang Yinggang serves as the chairman of the committee.

Major duties of the Occupational Health and Safety and Environment Committee of the Board of the Company include considering of the Company's annual planning on health, environmental protection and safety, supervision of the Company's effective implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, making recommendations to the Board on major decisions on health, environmental protection and safety, etc.

In 2020, the Occupational Health and Safety and Environment Committee held one meeting attended by all members of the committee, at which the key points of the safety and environmental protection work for 2020 were considered and approved.

Minutes of each meeting of the Occupational Health and Safety and Environment Committee are recorded, then signed and confirmed by all members of the committee, and such minutes are filed and kept in reserve in accordance with relevant requirements.

SUPERVISORY COMMITTEE

During the reporting period, the composition and work of the Supervisory Committee of the Company is set out in the section "Report of the Supervisory Committee" of this annual report.

GENERAL MEETING

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the shareholders of the Company During the reporting period, the Company convened a total of two general meetings, including one annual general meeting and one extraordinary general meeting, namely the 2019 annual general meeting of the Company held on 23 June 2020 and the 2020 first extraordinary general meeting of the Company held on 23 October 2020. The meetings mentioned above were held in the conference room at Headquarters of the Company, No. 62, North Xizhimen Street, Beijing.

A total of 14 resolutions were considered and approved at the above two general meetings, including the annual report of the Board, report of Supervisory Committee, audited financial report, proposal for annual profit allocation of the Company, annual financing plan, issue of debt financing instruments, change of auditors, provision of guarantees, related-party transactions, etc. The convening, holding and voting procedures for each general meeting are legal and valid, and all the resolutions submitted at the general meetings were passed.

EXTRAORDINARY GENERAL MEETING

According to the Articles of Association of the Company, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must specify the resolutions of the meeting in writing and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholders should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "Listing Announcements" under the section of "Investors Relations" on the website of the Company.

PROPOSALS AT THE GENERAL MEETING

According to the Articles of Association of the Company, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the convener by written request ten working days prior to the relevant general meeting. The contact information of the convener is set out in the section entitled "Inquiry to the Board" in this chapter. Shareholders should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "Listing Announcements" under the section of "Investors Relations" on the website of the Company.

INQUIRY TO THE BOARD

For any inquiry to the Board, please contact the Board Office at 12B/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email: IR@chalco.com.cn).

TRAININGS FOR THE COMPANY SECRETARY

The company secretary (secretary to the Board) is responsible for organizing and completing procedures relating to Board meetings and general meetings, coordinating and arranging information disclosure, dealing with investor relations and helping maintain smooth communications among the management, Directors and shareholders. During the reporting period, Mr. Wang Jun, the company secretary (secretary to the Board), is a full-time employee of the Company, and also a joint member of the Hong Kong Institute of Chartered Secretaries, and has obtained the qualification certificate of secretary to the Board of Directors issued by the Shanghai Stock Exchange. In 2020, Mr. Wang Jun has completed no less than 15 hours of relevant professional training.

INVESTOR RELATIONS

The Board Office of the Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship. In 2020, due to the COVID-19 pandemic worldwide, investors' communication activities were greatly affected. Faced with the unfavourable environment, the Company adjusted its working methods in a timely manner according to the requirements for pandemic prevention and control, and ensured smooth progress of the annual results presentations, roadshows, routine investors' meeting and SSE E-interactive platform activities through various forms of meetings such as physical, telephone, video and Internet meetings, maintaining close communications with investors, analysts and the media, and safeguarding the Company's image in the capital market. In 2020, the Company conducted the following activities on investor relations:

Routine Investors Reception

The Company received 237 visits from domestic and overseas investors and analysts; and answered approximately 1,070 telephone calls from investors.

Results Presentations and Roadshows

The Company held 4 annual, half-year and quarterly results presentations, attracting 190 investment institutions and 284 investors and analysts.

The Company carried out annual, interim and first three quarters roadshows, during which a total of 45 investor meetings were held with 308 investors and analysts.

SSE E-interactive Communication

In 2020, the Company answered 83 questions raised by investors through the E-interactive platform of Shanghai Stock Exchange.

On 3 April 2020, the Company held the 2019 Results Presentations on the E-interactive platform of Shanghai Stock Exchange.

On 8 September 2020, the Company participated in the "investors open day organized by listed companies in Beijing for 2020" through the SSE roadshow center.

Through the above work, investors and analysts have a better understanding of the Company's future development strategy and current production and operation, and fully acknowledge the results in reform and restructuring, structural adjustment, transformation and upgrading, cost reduction and efficiency enhancement and other measures carried out by the Company in recent years. A number of well-known domestic and overseas investment institutions have successively rated the Company's shares as "Buy", "Increase", "Recommended" or "Outperform". In addition, the Company has won many awards in 2020 with its constantly enhanced comprehensive strength and sound corporate image, including:


Ranking 1,168th in the Forbes Global 2,000
Ranking 243rd in the 2020 Asian Brands Top 500
Brand value ranking 148th in the "2020 Top 500 Chinese Brands"
"Best China Concept New Energy Stock" in the 2020 Best China Concept Stocks
"Best Listed Company" in the tenth session of China Securities Golden Bauhinia Award
Ranking 288th in the 2020 Top 100 Chinese Listed Enterprises
"Social Responsibility" Award in the 14th Evaluation of China Listed Companies
"Capital Operation Benchmark" Award in the 14th Evaluation of China Listed Companies
"Poverty Alleviation Pioneer" Golden Horse Award in the fourth New Era Capital Forum

INFORMATION DISCLOSURE

The Company has always been upholding the high sense of responsibility to investors and discloses information in a true, accurate, complete, timely and fair manner in strict accordance with the listing rules of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. In 2020, the Company disclosed a total of 107 A-share announcements and related documents (including periodic reports) on the Shanghai Stock Exchange, a total of 164 H-share Chinese and English announcements and relevant documents (including periodic reports) on the Hong Kong Stock Exchange, and a total of 64 U.S. stock reports 20-F and 6-K announcements on the New York Stock Exchange. In 2020, the Company obtained a Grade A evaluation of information disclosure from the Shanghai Stock Exchange.

The Company attaches consistent importance to information disclosure and cautiously copes with the proposed information disclosure, especially sensitive information that is likely to cause price and market fluctuation, enabling investors to obtain information of the Company in a timely, accurate and fair manner to minimize investors' investment risks. The Company has formulated Management Measures of Information Disclosure of Aluminum Corporation of China Limited (《中國鋁業股份有中國鋁業股份有限公司內幕信息及知情人管理制度》), and such measures strictly specify the process of information screening, review, release and usage, and the provisions on persons with knowledge of inside information including registration and filing, confidentiality and punishment.

The general approval flow of the proposed information disclosure of the Company are in due order of the Board Office, responsible personnel of business units related to the announcement, representative for the Company's securities related affairs, secretary to the Board, president, chairman and the Board (as authorized). Upon approval, the information manuscript will not be disclosed until executed by representative for the Company's securities related affairs and secretary to the Board.

Chairman of the Company takes primary responsibility for information disclosure; the Board of the Company is the management organ of information disclosure; secretary to the Board is in charge of work regarding information disclosure management in the ordinary course of business of the Company; and Office of the Board is the routine executive organ of information disclosure of the Company.

The Supervisory Committee of the Company reviews and supervises the work of information disclosure of the Company on a regular or occasional basis. The Board of the Company conducts self-assessment on annual information disclosure and includes the assessment results in the assessment report on internal control of the Company.

MEETINGS OF THE MANAGEMENT

The management of the Company is responsible for implementation of daily production and operation management and strategy of the Company, implementation of board resolutions, and reporting to the Board. Its main functions include: presiding over the daily production and operation management of the Company; organising and implementing the Board resolutions, corporate development strategies, and annual business plans, investment plans, financial budget plans, etc.; formulating and organising to implement performance appraisal and salary incentives within the scope authorized by the Board.

In principle, the Company holds weekly presidential meetings chaired by the president and attended by management of the Company, and presidential office meeting chaired by other senior management in charge of different businesses of the Company and attended by heads of relevant business departments to discuss and make decisions on the organization and implementation of the matters during the process of the production and operation of the Company and financial management. In addition, the Company organised annual and mid-year work conferences after the end of the previous year and the end of the semi-annual period, respectively. The management of the Company, including managers of branches (subsidiaries) and heads of headquarter departments, attended the meetings to discuss the business of segments of the Company, summarize and deploy annual and semi-annual work. The meetings have facilitated the organization, coordination, communication and supervision on the commencement and implementation of the Company's various operations.

In 2020, the management of the Company performed its duties with due diligence, and ensured the effective implementation of the Company's business strategy and the smooth development of its various businesses, and achieved good results.

RISK MANAGEMENT AND INTERNAL CONTROL

The objectives of risk management and internal control are to give a reasonable assurance that the Company's operation and management is lawful and compliant, that the assets are safe and that the financial reporting and related information are true and complete; to improve the operational efficiency and effectiveness; and to facilitate the achievement of the Company's development strategy. Internal control has its inherent limitations, so it only provides a reasonable guarantee for the achievement of the above goals. In addition, given inapplicability of internal control due to contingent changes or deterioration in the compliance of control policies and relevant procedures, projections on the effectiveness of the internal control in the future over the assessment results of the internal control are subject to certain risks.

The responsibilities of the Board of the Company include the establishment of complete risk management and internal control and its effective implementation. As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the establishment, comprehensiveness and implementation of the risk management and internal control system of the Company, and regularly discussed with the management on the implementation of the risk management and internal control in order to ensure that the Company has established an effective risk management and internal control system. The Supervisory Committee conducts supervision on the establishment and implementation of risk management and internal control by the Board. The management is responsible for arrangement and leadership of the daily operation of the risk management and internal control of the Company. The Internal Audit Department (Office of the Supervisory Committee) of the Company, a functional department of the Company, is responsible for the risk management and internal control of the Company and carries out the specific implementation work.



In 2020, the efforts made by the Company in respect of risk management and internal control mainly include:

1. The Company further supervised the construction of the risk prevention systems (including internal control system) of the head office and subsidiaries of the Company, implemented supervision and guidance for companies with an incomplete system and continued to improve the risk prevention and control systems of enterprises, so as to proactively facilitate the full coverage of risk prevention and control systems (including internal control system).

2. The Internal Audit Department (Office of the Supervisory Committee) of the Company randomly carried out independent unannounced inspection on internal control for the Company's subsidiaries, arranged mutual inspection on internal control for subsidiaries, and communicated with companies in terms of internal control defects discovered in the inspections and urged them to proactively conduct rectification, guaranteeing the effectiveness of internal control.

3. While enhancing establishment of internal control institution and personnel training, the Company streamlined the setting of internal control institution, personnel allocation and concrete work implementation of the Internal Audit Department (Office of the Supervisory Committee) and affiliated enterprises of the Company, supervised the self-assessment of internal control and implemented internal control training program.

4. Further efforts were exerted to promote the inclusion of risk management into enterprise operation management and innovation in respect of risk management thoughts and methods. The Company further intensified the prevention and control of major risks including safety and environmental risks, market operation risks and customer credit risks.

5. In accordance with the relevant provisions of the Management Measures of Information Disclosure of Aluminum Corporation of China Limited (《中國鋁業股份有限公司信息披露管理制度》) and the Rules Governing Inside Information and Persons with Knowledge thereof of Aluminum Corporation of China Limited (《中國鋁業股份有限公司內幕信息及知情人管理制度》), the Company strictly screened, reviewed and released relevant information, especially inside information, to ensure that domestic and overseas investors could obtain information of the Company in a timely, accurate and fair manner. The Company established strict approval procedures for information disclosure, in which the order of review was as follows: Board Office, responsible personnel of business units related to the announcement, representative for the Company's securities related affairs, the secretary to the Board (company secretary), president, chairman and the Board (as authorized). Upon approval, the information manuscript will not be disclosed until the execution by the representative for the Company's securities related affairs and the secretary to the Board (company secretary).

The Audit Committee of the Board of the Company conducts two reviews over the risk management and internal control of the Company on an annual basis. On 26 March 2020, at the fifth meeting of the Audit Committee under the seventh session of the Board of the Company, the Audit Committee reviewed the implementation of risk management and internal control of the Company in 2019 and its results as well as the work plan for 2020, approved resolutions including the 2019 Work Report on Internal Control, the 2019 Internal Control Assessment Report, the 2019 Auditing Report on Internal Control and the Comprehensive Risk Management Report. On 27 August 2020, completion summary of the internal control assessment of the Company for the first half year of 2020 and the work arrangement of the second half year were discussed at the eighth meeting of the Audit Committee under the seventh session of the Board of the Company, and the Audit Committee of the Board of the Company reported to the Board for the aforesaid matters. On 26 March 2020, the 2019 Internal Control Assessment Report, the 2019 Auditing Report on Internal Control and the Comprehensive Risk Management Report were also considered and approved at the seventh meeting of the seventh session of the Board of the Company.

On 23 March 2021, the 2020 Work Report on Internal Control, the 2020 Internal Control Assessment Report, the 2020 Auditing Report on Internal Control and the Comprehensive Risk Management Report were considered and approved at the 11th meeting of the Audit Committee under the seventh session of the Board of the Company. Such reports were also considered and approved at the 15th meeting of the seventh session of the Board held by the Company on 23 March 2021. According to such reports, the Board of the Company concluded that in 2020, the Company's risk management and internal control systems were effectively implemented, and its internal control objectives were achieved without major and important defects; there were no material or significant defects in the internal control over the financial report and non-financial reports of the Company and PricewaterhouseCoopers Zhong Tian LLP, the auditor of the Company, also confirmed that the Company had maintained effective internal control over financial report in all material aspects.

AUDITORS' REMUNERATION

Upon consideration and approval at the seventh meeting of the seventh session of the Board held on 26 March 2020 and the 2019 annual general meeting of the Company held on 23 June 2020, PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers were appointed by the Company as the 2020 domestic and international auditors of the Company. In particular, PricewaterhouseCoopers Zhong Tian LLP is mainly responsible for domestic and the United States business of the Company; PricewaterhouseCoopers is mainly responsible for Hong Kong business of the Company.

In 2020, the total remuneration for audit and non-audit services provided by the Company to the auditors was RMB18.87 million, including: RMB18.17 million for audit services, representing the remuneration received by the auditors for the provision of audit services of 2020 annual report and internal control, and RMB0.7 million for non-audit services, mainly representing the fees of RMB0.45 million charged for the provision of consolidated settlement service of corporate income taxes and regular taxation service for the Company and RMB0.25 million charged for the provision of financial and taxation consultancy services for ore trading agreements in Guinea.

DIRECTORS' AND AUDITORS' ACKNOWLEDGMENT

All Directors acknowledged their responsibility for preparing the accounts for the year ended 31 December 2020. Auditor's reporting responsibilities are set out in the independent auditor's report on pages 171 to 178.

COMPLIANCE AND EXEMPTION OF CORPORATE GOVERNANCE OBLIGATIONS IMPOSED BY NEW YORK STOCK EXCHANGE

Based on its listing rules, the New York Stock Exchange imposed a series of corporate governance standards for companies listed on the New York Stock Exchange. However, the New York Stock Exchange has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with such corporate governance standards. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under the listing rules of the New York Stock Exchange.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC (including the Company) and the standards developed by the New York Stock Exchange, as follows:

Independent Directors Constituting the Majority

The New York Stock Exchange requires that the board of a listed company must comprise a majority of independent directors. There is no identical corporate governance requirement in the PRC. During the reporting period, the Board of the Company comprises three independent Directors, accounting for one-third of the number of members of the Board of the Company specified in the Articles of Association of the Company, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors.

Corporate Governance Committee

The New York Stock Exchange requires a listed company to establish a Corporate Governance Committee under the board which comprises entirely independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written articles of association. The Corporate Governance Committee is responsible for (i) recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by all directors. Therefore, the Company did not separately set a corporate governance committee.

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law, the Securities Law of the People's Republic of China, relevant provisions of the CSRC, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Hong Kong Listing Rules and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further improve the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and contribute to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2. ACQUISITIONS

In 2020, the Company had no material acquisition required to be disclosed.

3. TRUST ARRANGEMENT

In 2020, the Company had no trust arrangement required to be disclosed.

4. SUB-CONTRACTING

In 2020, the Company had no sub-contracting arrangement required to be disclosed.

5. CHARGE AND PLEDGES

As at 31 December 2020, the Group charged and pledged assets with a total amount of RMB8,320 million, including property, plant and equipment, land use rights, intangible assets, investment in associates, and trade and notes receivables for bank borrowings. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity generated and investment in a subsidiary. For details, please refer to note 24 to the financial statements.

6. GUARANTEES

As of 31 December 2020, the Company had no balance of external guarantees, representing a decrease of RMB12.45 million over RMB12.45 million at the end of 2019; and the balance of guarantees provided to subsidiaries amounted to approximately RMB13,753 million, representing a decrease of RMB192 million over RMB13,945 million at the end of 2019, details of which are as follows:

On 25 December 2006, Ningxia Energy entered into a guarantee contract with China Construction Bank Yinchuan Xicheng Branch, providing guarantee for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd.* (寧夏天淨神州風力發電有限公司) (50% of its equity interest was then held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd.* (寧夏銀星能源股份有限公司), a controlled subsidiary of Ningxia Energy, in 2014) with a loan term of 14 years. The aforementioned guarantee contract expired on 24 December 2020, the borrowings under the contract have been fully repaid, and the guarantee obligations have also been fully fulfilled.

As of 31 December 2020, the balance of the guarantee mutually provided between Ningxia Energy, a controlled subsidiary of the Company, and its subsidiaries amounted to RMB2,329 million.

In October 2016, Chalco Hong Kong provided guarantee for senior perpetual bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited. In September 2018, Chalco Hong Kong provided guarantee for senior bonds of USD400 million issued by Chalco Hong Kong Investment Company Limited. As of 31 December 2020, the balance of the guarantee provided by Chalco Hong Kong for Chalco Hong Kong Investment Company Limited amounted to USD900 million (equivalent to approximately RMB5,940 million).

In March 2017, Baotou Aluminum entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of financing up to RMB2,000 million in total for its controlled subsidiary Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) ("**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 31 December 2020, the balance of the guarantee provided by Baotou Aluminum to Inner Mongolia Huayun amounted to RMB1,138 million.

In August 2018, Chalco Trading entered into a guarantee contract with Dalian Commodity Exchange, pursuant to which Chalco Trading would provide guarantee of RMB1,000 million for its controlled subsidiary Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司) ("**Inner Mongolian Trading**"). As of 31 December 2020, the balance of the guarantee provided by Chalco Trading to Inner Mongolian Trading amounted to RMB390 million.

In November 2019, the Company provided financing guarantee for Chalco Energy Holdings Co., Ltd.* (中國鋁業能源控股有限公司) ("**Chalco Energy Holdings**"), a subsidiary of the Company, due to the financing of the mining project in Boffa, Guinea. As of 31 December 2020, the balance of the guarantee provided by the Company to Chalco Energy Holdings amounted to RMB2,200 million.

In March 2020, Chalco Logistics entered into a guarantee contract with Shanghai Futures Exchange, pursuant to which Chalco Logistics would provide guarantee for its controlled subsidiary Chalco Logistics Group Central International Port Co., Ltd.* (中鋁物流集團中部國際陸港有限公司) ("**Central Port**") with its net assets. As of 31 December 2020, the balance of the guarantee provided by Chalco Logistics to Central Port amounted to RMB1,432 million.

In April 2020, the Company provided guarantee of RMB1,000 million for the application of alumina futures delivery warehouse in Qianhai Mercantile Exchange by Chalco Trading, a wholly-owned subsidiary of the Company. As of 31 December 2020, the balance of the guarantee provided by the Company to Chalco Trading amounted to RMB100 million.

In September 2020, the Company provided guarantee for the bank loans of Boffa Port Investment Co., Ltd. (博法港口投資有限公司) ("**Boffa Port**"), a subsidiary of the Company. As of 31 December 2020, the balance of the guarantee provided by the Company to Boffa Port amounted to RMB224 million.

7. ENTRUSTED WEALTH MANAGEMENT AND SHORT-TERM INVESTMENTS

Details of significant short-term investments of the Group for the year subject to disclosure are set out in note 15 to the financial statements.

8. PERFORMANCE OF UNDERTAKINGS

In 2020, the Company had no undertaking required to be performed.

9. PUNISHMENTS AND RECTIFICATIONS INVOLVED BY LISTED COMPANIES AND THEIR DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, AND DE FACTO CONTROLLERS

In 2020, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controllers were not under any investigation, administrative punishment, and public criticism from the CSRC and public censures from stock exchanges.

10. EXPLANATION OF OTHER SIGNIFICANT EVENTS

Provision for Asset Impairment for 2020 by the Company

On 23 March 2021, the Resolution on the Proposed Provision for Asset Impairment by the Company was considered and approved at the 15th meeting of the seventh session of the Board of the Company. Pursuant to the relevant requirements of the PRC Accounting Standards for Business Enterprises and the International Financial Reporting Standards, the Company made (net) credit impairment of receivables of RMB979 million and (net) impairment of long-term assets of RMB433 million. Affected by the aforesaid (net) provision for asset impairment, the net profit attributable to the shareholders of the Company in the consolidated financial statements of the Company for 2020 decreased by RMB1,225 million.

For details of the aforesaid matter, please refer to the announcement of the Company dated 23 March 2021.

11. SIGNIFICANT SUBSEQUENT EVENTS

For other significant events after the reporting period, please refer to relevant disclosures made in note 44 to the financial statements.



Connected Transactions

Details of significant related party transactions of the Group for the year ended 31 December 2020 are set out in note 36 to the financial statements. Certain related party transactions also constitute connected transactions or continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and the Company confirms that such related party transactions have complied with applicable disclosure requirements under Chapter 14A of the Hong Kong Listing Rules. The details of the non-exempted one-off connected transactions, major exempted one-off connected transactions and non-exempted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules undertaken by the Group during the reporting period are set out below.

NON-EXEMPTED CONTINUING CONNECTED TRANSACTIONS

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2020. For the year ended 31 December 2020, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

		Aggregated consideration (for the year ended 31 December 2020) *(in RMB million)*	Percentage of cost of sales (for the year ended 31 December 2020)	Annual cap for the year 2020 *(in RMB million)*
Purchases of goods or services:				
(A)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	476	0.28%	500
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	7,243	4.24%	15,300
(C)	Mineral Supply Agreement (Counterparty: Chinalco)	48	0.03%	360
(D)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	1,755	1.03%	13,100

		Aggregated consideration (for the year ended 31 December 2020) *(in RMB million)*	Percentage of cost of sales (for the year ended 31 December 2020)	Annual cap for the year 2020 *(in RMB million)*
(E)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	490	0.29 %	500
(F)	Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	60	0.04%	200
(G)	Financial Services Agreement (Counterparty: Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司))			
	Daily cap of deposit balance (including accrued interests)	8,923	5.23%	12,000 (Daily cap of deposit balance)
	Daily cap of loan balance (including accrued interests)	2,448	1.43%	15,000 (Daily cap of loan balance)
	Other financial services (before 26 October 2020) *(Note)*	0	0%	50
	Other financial services (after 26 October 2020) *(Note)*	0	0%	40
(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司))	427	0.25%	10,000
(I)	Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.*(中鋁商業保理(天津)有限公司))	0	0%	3,000
(J)	Labor and Engineering Services Framework Agreement (Counterparty: Chalco Steering Intelligent Technology Co., Ltd.* (中鋁視拓智能科技有限公司))	12	0.01%	200



		Aggregated consideration (for the year ended 31 December 2020) *(in RMB million)*	Percentage of turnover (for the year ended 31 December 2020)	Annual cap for the year 2020 *(in RMB million)*
Sales of goods or services:				
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	15,091	8.11%	30,800
(F)	Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	38	0.02%	100

Note: The existing Financial Services Agreement entered into between the Company and Chinalco Finance Co., Ltd. ("**Chinalco Finance Company**") on 26 October 2017 (the "**Existing Financial Services Agreement**") expired on 25 October 2020. Pursuant to the Existing Financial Services Agreement, the cap for the maximum daily deposit balance (including accrued interests) placed by the Group with Chinalco Finance Company shall be RMB12 billion; the cap for the maximum daily loan balance (including accrued interests) placed by the Group with Chinalco Finance Company shall be RMB15 billion. Chinalco Finance Company provided the Group with settlement services for free; the annual service fees charged by Chinalco Finance Company for miscellaneous financial services provided to the Group shall not exceed RMB50 million. As considered and approved by the Company at the ninth meeting of the seventh session of the Board held on 27 August 2020 and the 2020 first extraordinary general meeting held on 23 October 2020, the new Financial Services Agreement (the "**New Financial Services Agreement**") was entered into between the Company and Chinalco Finance Company with a term of three years from 26 October 2020. Pursuant to the New Financial Services Agreement, the cap for the maximum daily deposit balance (including accrued interests) placed by the Group with Chinalco Finance Company shall still be RMB12 billion; the cap for the maximum daily loan balance (including accrued interests) placed by the Group with Chinalco Finance Company shall still be RMB15 billion, Chinalco Finance Company will still provide the Group with settlement services for free; the annual service fees charged by Chinalco Finance Company for miscellaneous financial services provided to the Group shall not exceed RMB40 million.

1. The Company has adopted effective internal control measures to daily monitor the continuing connected transactions of the Group. The Audit Committee of the Company continuously conducts strict review on the continuing connected transactions to ensure the completeness and effectiveness of the internal control measures regarding the continuing connected transactions. The independent non-executive Directors of the Company have reviewed the above transactions and confirmed:

   (i) the transactions have been entered into in the ordinary and usual course of business of the Group;

   (ii) the terms of the transactions are fair and reasonable, and are in the interest of the Company's shareholders as a whole;

   (iii) the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available to or offered to independent third parties; and

   (iv) the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2. Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

   a. nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board of the Company.

   b. for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company.

   c. nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

   d. with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual cap made by the Company in respect of each of the disclosed continuing connected transactions.

STATEMENT ON THE CONTINUING CONNECTED TRANSACTIONS OF THIS YEAR

1. Existing Continuing Connected Transactions of this Year

(A) Comprehensive Social and Logistics Services Agreement

Date of initial agreement:	5 November 2001
Date of supplemental agreement:	17 September 2018
Parties:	Chinalco (as provider) (for itself and on behalf of its subsidiaries) The Company (as recipient) (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Nature of transaction:	(i) Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and (ii) Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:	The prices in respect of the relevant services under the Comprehensive Social and Logistics Services Agreement will be determined with reference to comparable local market prices. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement dated 17 September 2018 and the supplemental circular dated 26 November 2018 of the Company.

(B) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:	5 November 2001
Date of supplemental agreement:	17 September 2018, 3 June 2019
Parties:	Chinalco (as provider and recipient) (for itself and on behalf of its subsidiaries) The Company (as provider and recipient) (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021

Nature of transaction:

(a) Production supplies and ancillary services provided by Chinalco to the Company

(i) Supplies: carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies;

(ii) Storage and transportation services: vehicle transportation, loading and unloading, railway transportation and other relevant or similar services;

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services

(b) Production supplies and ancillary services provided by the Company to Chinalco

(i) Products: electrolytic aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, petroleum coke and other relevant or similar supplies;

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services

Price determination:

(1) Production supplies and ancillary services provided by Chinalco to the Company:

(a) Supplies: the price is determined with reference to the comparable local market prices. The comparable local market prices refer the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around that time;

(b) Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the storage and transportation services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such services provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above reasons;

(c) Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs, etc. The reasonable profit (which shall be not more than 5% of such costs) for the ancillary production services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such services provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle.

(2) Production supplies and ancillary services provided by the Company to Chinalco:

(a) Products:

(i) Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii) Electrolytic aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii) Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for other products provided by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such products provided by the Company to Chinalco, and is not lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(b) Supporting services and ancillary production services:

(i) Electricity supply: According to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual conditions. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province published on their websites according to the above local electricity prices from time to time;

(ii) Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees, etc. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply, etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such services provided by the Company to Chinalco, and is not lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(iii) Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

For more detailed information on this continuing connected transaction, please refer to the announcements dated 17 September 2018, 28 March 2019 and 3 June 2019 and the supplemental circulars dated 26 November 2018 and 10 June 2019 of the Company.

(C) Mineral Supply Agreement

Date of initial agreement：	5 November 2001
Date of supplemental agreement：	17 September 2018
Parties：	Chinalco (as supplier) (for itself and on behalf of its subsidiaries) The Company (as recipient) (for itself and on behalf of its subsidiaries)
Term：	Three years from 1 January 2019 to 31 December 2021
Nature of transaction:	Supply of bauxite and limestone to the Company by Chinalco; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third party

Price determination :	(i) For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same (which mainly comprise fuel and energy costs, labour costs, security expenses, etc.), plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs, which is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin of such products provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties); and (ii) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties
Payment term :	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products or services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

For more detailed information on this continuing connected transaction, please refer to the announcement dated 17 September 2018 and the supplemental circular dated 26 November 2018 of the Company.

(D) Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement:	5 November 2001
Date of supplemental agreement:	17 September 2018
Parties:	Chinalco (as provider) (for itself and on behalf of its subsidiaries) The Company (as recipient) (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2019 to 31 December 2021
Nature of Transaction:	Services provided by Chinalco to the Company include engineering design, construction and supervisory services as well as relevant research and development operations.
Price determination:	(a) Engineering design: the price is determined by comparable local market prices or through public bidding on a case-by-case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant supervision and administration authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

	(b) Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant supervision and administration authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.
	(c) Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Payment shall generally be made (a) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

For more detailed information on this continuing connected transaction, please refer to the announcement dated 17 September 2018 and the supplemental circular dated 26 November 2018 of the Company.

(E) Land Use Rights Leasing Agreement

Date of initial agreement :	5 November 2001
Parties:	Chinalco (as landlord) (for itself and on behalf of its subsidiaries) The Company (as tenant) (for itself and on behalf of its subsidiaries)
Term:	50 years expiring on 30 June 2051 As previously disclosed in the letter dated 27 December 2006 from Taifook Capital Limited, the then independent financial adviser to the independent board committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given that (i) the size of the leased land and the facilities erected thereon; and (ii) the resources to be expended in establishing new production plants and related facilities, such relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.
Nature of transactions:	Pursuant to the Land Use Rights Leasing Agreement entered into between the Company and Chinalco, the Company can continue to lease relevant lands (all of which are located in the PRC) from Chinalco for the purpose of the operations and businesses of the Company and its subsidiaries.
Price determination:	The rent shall be negotiated every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer.
Payment term:	Monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement dated 17 September 2018 and the supplemental circular dated 26 November 2018 of the Company.

(F) The Fixed Assets Lease Framework Agreement

Date of initial agreement :	28 April 2015
Date of renewed agreement :	19 November 2018
Parties :	Chinalco (as both lessor and lessee) (for itself and on behalf of its subsidiaries) The Company (as both lessor and lessee) (for itself and on behalf of its subsidiaries)
Term :	Three years from 1 January 2019 to 31 December 2021
Fixed assets :	Buildings, constructions, machinery, apparatus, transportation as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation.
Price determination :	The rent shall be adjusted every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer. When determining the rent, the parties will also make reference to the prices charged or quoted by at least two independent third parties providing services of similar size and nature under normal trading conditions in the market around that time.
Payment term :	Monthly payment

For more detailed information on this continuing connected transaction, please refer to the announcement dated 19 November 2018 and the supplemental circular dated 26 November 2018 of the Company.



(G) Financial Services Agreement

Date of initial agreement :	26 August 2011
Date of renewed agreement :	26 October 2017, 27 August 2020
Parties :	the Company (as recipient) Chinalco Finance Company (as provider), a subsidiary of Chinalco
Term :	The term of the Existing Financial Services Agreement entered into on 26 October 2017 was three years from 26 October 2017; The term of the New Financial Services Agreement entered into on 27 August 2020 is three years from 26 October 2020.
Nature of Transaction :	Chinalco Finance Company agreed to provide deposit services, settlement services, credit services and miscellaneous financial services to the Group in accordance with the terms and conditions set out in the Existing Financial Services Agreement and the New Financial Services Agreement. Within the validity period of the Existing Financial Services Agreement, the cap for the maximum daily deposit balance (including accrued interests) of the Group with Chinalco Finance Company was RMB12.0 billion; the cap for the maximum daily loan balance (including accrued interests) of the Croup with Chinalco Finance Company was RMB15.0 billion; the annual service fees charged by Chinalco Finance Company for miscellaneous financial services provided to the Group shall not exceed RMB50 million and Chinalco Finance Company provided the Company with settlement services for free.

Within the validity period of the New Financial Services Agreement, the cap for the maximum daily deposit balance (including accrued interests) of the Group with Chinalco Finance Company shall be RMB12.0 billion; the cap for the maximum daily loan balance (including accrued interests) of the Croup with Chinalco Finance Company shall be RMB15.0 billion; the annual service fees charged by Chinalco Finance Company for miscellaneous financial services provided to the Group shall not exceed RMB40 million and Chinalco Finance Company will provide the Company with settlement services for free.

For more detailed information on this continuing connected transaction, please refer to the announcements dated 26 October 2017 and 27 August 2020, and the circulars dated 5 December 2017 and 30 September 2020 of the Company.

(H) Finance Lease Agreement

Date of initial agreement : 27 August 2015

Date of renewed agreement : 17 September 2018

Parties : The Company (as lessee) (for itself and on behalf of its subsidiaries)

Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司) ("**Chinalco Lease**") (as lessor), a subsidiary of Chinalco

Term : Three years from 1 January 2019 to 31 December 2021

Nature of Transaction : Pursuant to the Financial Lease Agreement, Chinalco Lease will provide finance lease services to the Group, and at any time within the period from 1 January 2019 to 31 December 2021, the financing balance acquired by the Group from Chinalco Lease shall not exceed RMB10 billion.

Price determination :	The financing costs mainly include lease interest and commission fees, etc. The costs of finance leasing services provided by Chinalco Lease shall not be higher than the financing costs of services of the same or similar nature provided by independent third party finance lease companies in the PRC (the after-tax internal rate of return shall prevail). The lease interest shall be determined with reference to the benchmark interest rates for RMB denominated loans published by the People's Bank of China on a regular basis; if such rates are not available, then the lease interest shall be determined with reference to the rate charged or quoted by other major finance organizations for the same or similar service.
Payment term:	The Company and Chinalco Lease will, based on the actual cash flows, design flexible payment methods, including but not limited to payment of principal in equal instalments on a quarterly basis, payment of principal and interest in equal instalments on a quarterly basis, payment of principal in unequal instalments on a quarterly basis, payment of principal in equal instalments on a semi-annual basis, payment of principal and interest in equal instalments on an annual basis, etc.

For more detailed information on this continuing connected transaction, please refer to the announcement dated 17 September 2018 and the supplemental circular dated 26 November 2018 of the Company.

(I) Factoring Cooperation Agreement

Date of initial agreement :	27 September 2017
Date of renewed agreement :	17 September 2018
Parties :	The Company (as recipient) (for itself and on behalf of its subsidiaries) Chinalco Commercial Factoring (Tianjin) Co., Ltd.*(中鋁商業保理(天津)有限公司) ("**Chinalco Factoring**") (as provider), a subsidiary of Chinalco
Term :	Three years from 1 January 2019 to 31 December 2021
Nature of Transaction :	Pursuant to the Factoring Cooperation Agreement, Chinalco Factoring shall provide factoring financing services to the Company and the cap (including factoring payment, factoring fee and charges) for the transactions between the Company and Chinalco Factoring shall not exceed RMB3 billion at any time within the term of the agreement.
Price determination :	The financing costs for the services to be provided by Chinalco Factoring to the Company shall not be higher than those charged by independent third party factoring companies in the PRC for similar services.
Payment term:	The Company and Chinalco Factoring shall design the payment methods on a flexible basis according to the specific factoring services, including but not limited to payment by the financing party to accounts receivable or by debtors to accounts receivable or both.

For more detailed information on this continuing connected transaction, please refer to the announcement dated 17 September 2018 and the supplemental circular dated 26 November 2018 of the Company.

(J) Labour Services and Engineering Services Agreement

Date of agreement :	17 September 2018
Parties :	The Company (as recipient) (for itself and on behalf of its subsidiaries) Chalco Steering Intelligent Technology Co., Ltd.* (中鋁視拓智能科技有限公司) ("**Chalco Steering**") (as provider), an associate of Chinalco
Term :	Three years from 1 January 2018 to 31 December 2020
Nature of Transaction :	Pursuant to the agreement, Chalco Steering shall provide the Group with engineering services and labour services such as equipment repairs, intelligent industrial design and maintenance, etc.
Price determination :	The price shall be determined with reference to the comparable local market prices, which shall refer to the reference made to the prices charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	The Company shall make payment within three months after Chalco Steering had rendered its services and completed the settlement thereof.

For more detailed information on this continuing connected transaction, please refer to the announcement of the Company dated 17 September 2018.

2. Approved Continuing Connected Transactions for the Year

(1) Renewal of the Financial Services Agreement between the Company and Chinalco Finance Company

Since the Existing Financial Services Agreement entered into between the Company and Chinalco Finance Company on 26 October 2017 expired on 25 October 2020, the Resolution in relation to the Proposed Entering into of the Financial Services Agreement between the Company and Chinalco Finance Co., Ltd.* was considered and approved at the eighth meeting of the seventh session of the Board of the Company held on 27 August 2020, pursuant to which the Board approved the renewal of the New Financial Services Agreement between the Company and Chinalco Finance Company. On the same day, the Company entered into the conditional New Financial Services Agreement with Chinalco Finance Company. On 23 October 2020, the resolution on the renewal of the New Financial Services Agreement between the Company and Chinalco Finance Company was considered and approved at the 2020 first extraordinary general meeting of the Company.

The New Financial Services Agreement has a term of three years from 26 October 2020. Within the term of the agreement, the maximum daily deposit balance (including accrued interests) of the Group with Chinalco Finance Company shall not exceed RMB12.0 billion; the maximum daily credit balance (including accrued interests) of the Group with Chinalco Finance Company shall not exceed RMB15.0 billion; Chinalco Finance Company will provide the Company with settlement services for free; and the total annual fees payable by the Group to Chinalco Finance Company for miscellaneous financial services shall not exceed RMB40 million.

As Chinalco Finance Company is a subsidiary of Chinalco, the controlling shareholder of the Company, Chinalco Finance Company is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules, and the aforesaid transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio for deposit services under the New Financial Services Agreement and relevant caps exceeds 5%, such transaction is subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio for deposit services under the New Financial Services Agreement and relevant caps exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance Company to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, therefore, the credit services to be provided by Chinalco Finance Company to the Group under the New Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.90 of the Hong Kong Listing Rules.

In respect of the provision of miscellaneous financial services by Chinalco Finance Company to the Group, as each of the percentage ratios (if applicable) is below the *de minimis* threshold set out in Rule 14A.76 of the Hong Kong Listing Rules, the provision of miscellaneous financial services by Chinalco Finance Company to the Group is exempt from the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

For details of the aforesaid matter, please refer to the announcement dated 27 August 2020 and the supplemental circular dated 30 September 2020 of the Company.

(2) Renewal of the Labour Services and Engineering Services Agreement between the Company and Chalco Steering

Since the existing Labour Services and Engineering Services Agreement entered into between the Company and Chalco Steering on 17 September 2018 expired on 31 December 2020, the Resolution in relation to the Proposed Entering into of the Labour Services and Engineering Services Agreement between the Company and Chalco Steering Intelligent Technology Co., Ltd.* was considered and approved at the 12th meeting of the seventh session of the Board of the Company held on 27 October 2020, pursuant to which the Board approved the renewal of the new Labour Services and Engineering Services Agreement between the Company and Chalco Steering. On the same day, the Company entered into the new Labour Services and Engineering Services Agreement with Chalco Steering, pursuant to which Chalco Steering will continue to provide the Group with engineering services and labour services such as equipment repairs, intelligent industrial design and maintenance, logistics management, etc.

The term of the new Labour Services and Engineering Services Agreement commences from 1 January 2021 and expires on 31 December 2021. Within the term of the agreement, the amount of the annual cap for the provision of labour services and engineering services by Chalco Steering to the Group shall be RMB100 million.

As Chalco Steering is an associate of Chinalco, the controlling shareholder of the Company, Chalco Steering is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules, and the transaction constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the aforesaid transaction exceeds 0.1% but is less than 5%, the transaction is subject to reporting and announcement requirements but exempt from independent shareholder's approval requirement.

For details of the aforesaid matter, please refer to the announcement dated 27 October 2020 of the Company.

ONE-OFF CONNECTED TRANSACTIONS (NON-EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

1. Integration of Logistics Assets of Zhongzhou Enterprises by the Company

On 26 March 2020, the seventh meeting of the seventh session of the Board of the Company considered and approved the Resolution on the Proposed Integration of Logistics Assets of Zhongzhou Enterprises by the Company, approving the integration of logistics assets of China Aluminum Logistics Group Zhongzhou Co., Ltd.* (中鋁物流集團中州有限公司) ("**Logistics Zhongzhou**"), Henan Zhongzhou Logistics Co., Ltd.* (河南中州物流有限公司) ("**Zhongzhou Logistics**") and Chalco Zhongzhou Aluminum Co., Ltd.* (中鋁中州鋁業有限公司) ("**Zhongzhou Aluminum**") by the Company. The integration is divided into the following three steps:

(1) The former shareholders of Logistics Zhongzhou, namely Chalco Logistics and Henan Zhongzhou Aluminum Plant Co., Ltd.* (河南中州鋁廠有限公司) ("**Zhongzhou Aluminum Plant**"), and the newly introduced shareholder, Zhongzhou Aluminum, agreed to make a capital contribution of RMB78.3903 million, RMB11.7169 million and RMB95.2111 million in cash (or bank's acceptance bill) to Logistics Zhongzhou, respectively. Upon completion of the capital contribution, Logistics Zhongzhou is held as to 46.36%, 14.06% and 39.58% by Chalco Logistics, Zhongzhou Aluminum Plant and Zhongzhou Aluminum.

On 26 March 2020, Chalco Logistics, Zhongzhou Aluminum Plant, Logistics Zhongzhou and Zhongzhou Aluminum jointly entered into the Capital Contribution Agreement of China Aluminum Logistics Group Zhongzhou Co., Ltd.

(2) Logistics Zhongzhou absorbed and merged Zhongzhou Logistics, a wholly-owned subsidiary of Zhongzhou Aluminum Plant, by way of agreement at a consideration of RMB31.4756 million. Upon completion of the absorption and merger, Logistics Zhongzhou is held as to 41%, 24% and 35% by Chalco Logistics, Zhongzhou Aluminum Plant and Zhongzhou Aluminum, respectively, and Zhongzhou Logistics will cancel its legal status.

On 14 April 2020, Logistics Zhongzhou, Zhongzhou Logistics, Chalco Logistics, Zhongzhou Aluminum Plant and Zhongzhou Aluminum jointly entered into the Agreement on Absorption and Merger of Henan Zhongzhou Logistics Co., Ltd. by China Aluminum Logistics Group Zhongzhou Co., Ltd.

(3) Logistics Zhongzhou acquired the assets and liabilities related to the logistics business of Zhongzhou Aluminum by way of agreement at a consideration of RMB126.5018 million.

On 14 April 2020, Zhongzhou Aluminum and Logistics Zhongzhou entered into the Agreement on Transfer of Assets and Debts of Logistics and Re-location of Related Personnel of Chalco Zhongzhou Aluminum Co., Ltd.

As each of Zhongzhou Aluminum Plant and Zhongzhou Logistics is a subsidiary of Chinalco, the controlling shareholder of the Company, and is therefore a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Logistics Zhongzhou is a connected subsidiary of the Company under Chapter 14A of the Hong Kong Listing Rules. Both Chalco Logistics and Zhongzhou Aluminum are subsidiaries of the Company. Accordingly, the above transactions constitute connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the above transactions is more than 0.1% but less than 5%, they are subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matters, please refer to the announcements published by the Company on 26 March 2020 and 14 April 2020.

2. Subscription for Shares by the Company of Yunnan Aluminum to be Issued through Non-public Offering

On 23 December 2020, the 14th meeting of the seventh session of the Board of the Company considered and approved the Resolution in relation to the Proposed Subscription for Shares by the Company of Yunnan Aluminum Co., Ltd. to be Issued through Non-public Offering, approving that the Company would participate in the subscription for A shares of Yunnan Aluminum to be issued through non-public offering with its total subscription amount not more than RMB320 million. On the same day, the Conditional Share Subscription Agreement for Non-public Offering of A Shares of Yunnan Aluminum Co., Ltd. was entered into between the Company and Yunnan Aluminum. On 16 March 2021, the Supplemental Agreement on the Conditional Share Subscription Agreement for Non-public Offering of Shares of Yunnan Aluminum Co., Ltd. was entered into between the Company and Yunnan Aluminum, which agreed the subscription amount ranging from RMB200 million to RMB320 million. Upon completion of this subscription, Yunnan Aluminum would not become a subsidiary of the Company.

As Yunnan Aluminum is a subsidiary of Chinalco, the controlling shareholder of the Company, Yunnan Aluminum is a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Therefore, the aforesaid transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the aforesaid transaction exceeds 0.1% but is less than 5%, such transaction is subject to reporting and announcement requirements but exempt from independent shareholders' approval requirement.

For details of the aforesaid matter, please refer to the announcements published by the Company on 23 December 2020 and 16 March 2021.



ONE-OFF CONNECTED TRANSACTION (EXEMPTED) RELATED TO ACQUISITION AND DISPOSAL OF ASSETS

Capital Contribution to Chongqing Southwest Aluminum Transportation Co., Ltd.* (重慶西南鋁運輸有限公司) by Chalco Logistics

On 26 March 2020, the seventh meeting of the seventh session of the Board of the Company considered and approved the Resolution on Proposed Capital Contribution to Chongqing Southwest Aluminum Transportation Co., Ltd. by China Aluminum Logistics Group Corporation Ltd., approving that Chalco Logistics, a wholly-owned subsidiary of the Company, would make a capital contribution of RMB8.1894 million in cash to Chongqing Southwest Aluminum Transportation Co., Ltd. ("**Southwest Aluminum Transportation Company**") by way of agreement. On the same day, Chalco Logistics entered into the Capital Contribution Agreement of Chongqing Southwest Aluminum Transportation Co., Ltd. with Southwest Aluminum Transportation Company and its former shareholder Xinan Aluminum (Group) Co., Ltd.* (西南鋁業(集團)有限責任公司) ("**Xinan Aluminum**"). Upon completion of the capital contribution, Southwest Aluminum Transportation Company is held as to 51% by Chalco Logistics, and would become a subsidiary of Chalco Logistics.

As each of Xinan Aluminum and Southwest Aluminum Transportation Company is a subsidiary of Chinalco, the controlling shareholder of the Company, and is therefore a connected person of the Company under Chapter 14A of the Hong Kong Listing Rules. Thus, the above transaction constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. However, as the highest applicable percentage ratio in respect of the above transaction is less than 0.1%, it is exempt from the reporting, announcement and independent shareholders' approval requirements.

For details of the aforesaid matter, please refer to the announcement published by the Company on 26 March 2020.

羅兵咸永道

To the Shareholders of Aluminum Corporation of China Limited
(incorporated in the People's Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (the "Group") set out on pages 179 to 386, which comprise:

- the consolidated statement of financial position as at 31 December 2020;
- the consolidated statement of profit or loss and other comprehensive income for the year then ended;
- the consolidated statement of changes in equity for the year then ended;
- the consolidated statement of cash flows for the year then ended; and
- the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

INDEPENDENCE

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

- Impairment assessment of property, plant and equipment

- Impairment assessment of goodwill

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
Impairment assessment of property, plant and equipment	
Refer to Notes 3(a) and Note 7 to the consolidated financial statements. As at 31 December 2020, the Company's net carrying amount of property, plant and equipment ("PP&E") was RMB100,638 million. Management assesses related assets for potential impairment whenever there are indications that the carrying value of an asset or a group of assets may not be recoverable. As at 31 December 2020, management performed impairment assessment on property, plant and equipment ("PP&E") with impairment indications at the level of cash generating unit ("CGU") to which the PP&E was allocated using discounted cash flow model. The discounted cash flows model used for the impairment assessment of PP&E involved significant assumptions including product prices and the discount rate. We focused on auditing the impairment assessment of PP&E because the carrying amount of PP&E as at 31 December 2020 was significant, and the estimation of recoverable amount of PP&E was subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment assessment of PP&E is considered significant due to the complexity of the model and subjectivity of significant assumptions used. Therefore, we identified impairment assessment of PP&E as a key audit matter.	In addressing this matter, we performed the following procedures: • Obtained an understanding of the management's internal control and assessment process of recoverable amounts of PP&E, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud. • Evaluated and tested the key controls over the impairment assessment of PP&E, including controls over the development of model and significant assumptions used in the impairment test. • Evaluated the reasonableness of the significant assumptions of production prices applied by management by comparing management forecast prices against the historical and present market prices, taking into account the published forecast prices. • Involved our valuation specialists to evaluate the appropriateness of the model and the reasonableness of the discount rate that management used. • Tested the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the model. Based on our work, we found that the result of management's impairment assessment of PP&E was supported by the evidence we obtained.

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter

Impairment assessment of goodwill

Refer to Notes 3(b) and Note 6 to the consolidated financial statements.

As at 31 December,2020, the Company's carrying value of goodwill was RMB3,510 million. Management performed impairment assessment of goodwill on an annual basis. When performing the impairment assessment, the recoverable amount of the CGU to which the goodwill was allocated was estimated by management using discounted cash flow model, and compared with the carrying amount of the CGU to determine if goodwill was impaired. The discounted cash flow models used for the impairment assessment of goodwill involved significant assumptions including product prices, the long-term growth rate and the discount rate.

We focused on auditing the impairment assessment of goodwill because the carrying amount of goodwill as at 31 December 2020 was significant, and the estimation of recoverable amount of goodwill was subject to high degree of estimation uncertainty. The inherent risk in relation to the impairment assessment of goodwill is considered significant due to the complexity of the model and subjectivity of significant assumptions used. Therefore, we identified impairment assessment of goodwill as a key audit matter.

How our audit addressed the Key Audit Matter

In addressing this matter, we performed the following procedures:

- Obtained an understanding of the management's internal control and assessment process of recoverable amounts of goodwill, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud.
- Evaluated and tested the key controls over the impairment assessment of goodwill, including controls over the development of model and significant assumptions used in the impairment test.
- Evaluated the reasonableness of product prices applied by management by comparing management forecast prices against the historical and present market prices taking into account the published forecast prices.
- Involved our valuation specialist to evaluate the appropriateness of the model and the reasonableness of certain significant assumptions, including the long-term growth rate and the discount rate.
- Tested the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the models.

Based on our work, we found that the result of management's impairment assessment of goodwill was supported by the evidence we obtained.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.



AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is LEONG Kin Bong.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 March 2021

(If there is any inconsistency between the English and Chinese version of the independent auditor's report, the English version shall prevail)

(Amounts expressed in thousands of RMB unless otherwise stated)

Consolidated Statement of Financial Position

	Notes	31 December 2020	31 December 2019 (Restated)
ASSETS			
Non-current assets			
Intangible assets	6	**13,448,304**	13,764,460
Property, plant and equipment	7	**100,638,153**	103,408,976
Investment properties	8	**1,601,876**	1,503,266
Right-of-use assets	20 (a)	**14,287,838**	15,890,437
Investments in joint ventures	9 (a)	**3,374,553**	3,385,582
Investments in associates	9 (b)	**9,173,410**	9,512,401
Other financial assets measured at fair value	10	**1,526,703**	2,239,251
Deferred tax assets	11	**1,481,235**	1,522,729
Other non-current assets	12	**3,165,920**	3,208,922
Total non-current assets		**148,697,992**	154,436,024
Current assets			
Inventories	13	**19,856,754**	19,515,641
Trade and notes receivables	14	**9,293,218**	7,419,218
Other current assets	15	**6,349,220**	9,178,799
Other financial assets measured at fair value	37.2	**17,311**	3,503,175
Restricted cash and term deposits	16	**1,056,037**	1,305,781
Cash and cash equivalents (excluding bank overdrafts)	16	**9,631,152**	7,778,853
Total current assets		**46,203,692**	48,701,467
Total assets		**194,901,684**	203,137,491



Consolidated Statement of Financial Position (Continued)

As at 31 December 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	31 December 2020	31 December 2019 (Restated)
EQUITY AND LIABILITIES			
EQUITY			
Share capital	17	**17,022,673**	17,022,673
Other equity instruments	41	**4,486,429**	5,487,104
Other reserves	18	**34,564,504**	34,369,802
Accumulated losses		**(1,741,596)**	(2,207,600)
Total equity attributable to owners of the Company		**54,332,010**	54,671,979
Non-controlling interests	38	**16,839,706**	16,085,487
Total equity		**71,171,716**	70,757,466
LIABILITIES			
Non-current liabilities			
Interest-bearing loans and borrowings	19	**57,518,097**	59,243,563
Other non-current liabilities	21	**2,147,558**	2,220,620
Deferred tax liabilities	11	**1,437,087**	1,712,739
Total non-current liabilities		**61,102,742**	63,176,922

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	31 December 2020	31 December 2019 (Restated)
Current liabilities			
Trade and notes payables	23	**15,440,859**	12,608,806
Other payables and accrued liabilities	22	**10,754,008**	12,415,608
Contract liabilities	5	**1,399,339**	1,638,826
Financial liabilities at fair value through profit or loss	37.2	**26,684**	805
Income tax payable		**299,053**	252,454
Interest-bearing loans and borrowings	19	**34,707,283**	42,286,604
Total current liabilities		**62,627,226**	69,203,103
Total liabilities		**123,729,968**	132,380,025
Total equity and liabilities		**194,901,684**	203,137,491
Net current liabilities		**(16,423,534)**	(20,501,636)
Total assets less current liabilities		**132,274,458**	133,934,388

The accompanying notes on pages 188 to 386 are an integral part of these consolidated financial statements.

The financial statements on pages 179 to 386 were approved by the Board of Directors on 23 March 2021 and were signed on its behalf.

Ao Hong
Director

Wang Jun
Chief Financial Officer



Consolidated Statement of Profit or Loss and Other Comprehensive Income

Year ended 31 December 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the year ended 31 December 2020	2019 (Restated)
Revenue	5	**185,994,253**	190,215,398
Cost of sales	25	**(172,571,364)**	(178,068,129)
Gross profit		**13,442,889**	12,147,269
Selling and distribution expenses	25	**(1,457,056)**	(1,675,869)
General and administrative expenses	25	**(4,156,940)**	(3,971,895)
Research and development expenses	25	**(1,434,056)**	(940,828)
Impairment losses on property, plant and equipment		**(416,841)**	(259,354)
Net impairment losses on financial assets	26	**(978,834)**	(171,016)
Other income	27	**139,551**	84,611
Other gains, net	28	**903,872**	1,247,509
Operating profit		**6,022,585**	6,460,427
Finance income	29	**226,921**	261,193
Finance costs	29	**(4,420,528)**	(4,921,541)
Finance costs, net		**(4,193,607)**	(4,660,348)
Share of net profits of investment accounted for using the equity method			
Joint ventures	9 (a)	**180,502**	270,115
Associates	9 (b)	**145,737**	48,767
		326,239	318,882
Profit before income tax		**2,155,217**	2,118,961
Income tax expense	32	**(582,188)**	(628,376)
Profit for the year		**1,573,029**	1,490,585
Profit attributable to:			
Owners of the Company		**741,004**	853,102
Non-controlling interests		**832,025**	637,483
		1,573,029	1,490,585

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the year ended 31 December 2020	2019 (Restated)
Basic and diluted earnings per share for profit attributable to ordinary shareholders of the Company (expressed in RMB per share)	33	**0.028**	0.037
Profit for the year		**1,573,029**	1,490,585
Other comprehensive income			
Items that will be reclassified to profit or loss			
Exchange differences on translation of foreign operations		**163,008**	(32,323)
Items that will not be reclassified to profit or loss			
Changes in fair value of financial assets measured at fair value through other comprehensive income		**(43,920)**	57,815
Income tax effect		**3,066**	(14,642)
Share of other comprehensive income of associates and joint ventures accounted for using the equity method		**(2,522)**	–
Other comprehensive income for the year, net of tax		**119,632**	10,850
Total comprehensive income for the year		**1,692,661**	1,501,435
Total comprehensive loss/income for the year attributable to:			
Owners of the company		**862,119**	863,702
Non-controlling interests		**830,542**	637,733
		1,692,661	1,501,435

Consolidated Statement of Changes in Equity

Year ended 31 December 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company											
		Capital reserve										
	Share capital *(Note 17)*	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 31 December 2019	17,022,673	27,019,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,216,946)	54,659,633	16,065,427	70,725,060
Adjustment due to a business combinations under common control *(Note 39)*	-	3,000	-	-	-	-	-	-	9,346	12,346	20,060	32,406
At 1 January 2020 (Restated)	17,022,673	27,022,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,207,600)	54,671,979	16,085,487	70,757,466
Profit for the year	-	-	-	-	-	-	-	-	741,004	741,004	832,025	1,573,029
Other comprehensive income for the year												
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	-	-	-	-	-	(39,371)	-	-	-	(39,371)	(1,483)	(40,854)
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	163,008	-	163,008	-	163,008
Share of other comprehensive income of associates and joint ventures accounted for using the equity method	-	-	-	-	-	(2,522)	-	-	-	(2,522)	-	(2,522)
Total comprehensive income for the year	-	-	-	-	-	(41,893)	-	163,008	741,004	862,119	830,542	1,692,661
Business combinations under common control *(Note 39)*	-	(21,896)	-	-	-	-	-	-	-	(21,896)	21,896	-
Capital injection from non-controlling shareholders	-	3,271	-	-	-	-	-	-	-	3,271	426,751	430,022
Disposal of subsidiaries	-	-	3,616	-	-	-	-	-	-	3,616	-	3,616
Issuance of senior perpetual securities	-	-	-	-	-	-	1,000,000	-	-	1,000,000	-	1,000,000
Release of deferred government subsidies	-	-	49,290	-	-	-	-	-	-	49,290	-	49,290
Other appropriations	-	-	-	-	32,259	-	-	-	-	32,259	(19,741)	12,518
Share of reserves of joint ventures and associates	-	-	(58)	-	7,105	-	-	-	-	7,047	-	7,047
Distribution of other equity instruments	-	-	-	-	-	-	-	-	(275,000)	(275,000)	(146,416)	(421,416)
Underwriting fees of other equity instruments	-	-	-	-	-	-	(675)	-	-	(675)	-	(675)
Dividends distribution of subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(358,813)	(358,813)
Repayment of senior perpetual securities	-	-	-	-	-	-	(2,000,000)	-	-	(2,000,000)	-	(2,000,000)
At 31 December 2020	17,022,673	27,003,477	1,161,392	5,867,557	179,255	7,618	4,486,429	345,205	(1,741,596)	54,332,010	16,839,706	71,171,716

(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the Company											
		Capital reserve										
	Share capital *(Note 17)*	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
At 31 December 2018	14,903,798	18,454,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,856,064)	52,415,307	15,254,312	67,669,619
Adjustment due to a business combination under common control	-	3,000	-	-	-	-	-	-	7,243	10,243	19,659	29,902
At 1 January 2019 (Restated)	14,903,798	18,457,678	11,690,292	5,867,557	145,938	6,588	3,988,000	214,520	(2,848,821)	52,425,550	15,273,971	67,699,521
Profit for the year	-	-	-	-	-	-	-	-	853,102	853,102	637,483	1,490,585
Other comprehensive income for the year												
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	-	-	-	-	-	42,923	-	-	-	42,923	250	43,173
Exchange differences on translation of foreign operations	-	-	-	-	-	-	-	(32,323)	-	(32,323)	-	(32,323)
Total comprehensive income for the year	-	-	-	-	-	42,923	-	(32,323)	853,102	863,702	637,733	1,501,435
Business combinations under common control *(Note 38)*	-	(237)	-	-	-	-	-	-	-	(237)	-	(237)
Capital injection from non-controlling shareholders	-	-	4,144	-	-	-	-	-	-	4,144	706,970	711,114
Acquisition of non-controlling interests	-	-	149,322	-	-	-	-	-	-	149,322	(149,322)	-
Disposal of subsidiaries	-	-	-	-	(1,666)	-	-	-	119	(1,547)	(26,234)	(27,781)
Issuance of senior perpetual securities	-	-	-	-	-	-	1,499,104	-	-	1,499,104	-	1,499,104
Issuance of share capital	2,118,875	8,564,661	(10,735,214)	-	-	-	-	-	-	(51,678)	-	(51,678)
Other appropriations	-	-	-	-	(5,317)	-	-	-	-	(5,317)	(17,768)	(23,085)
Share of reserves of joint ventures and associates	-	-	-	-	936	-	-	-	-	936	-	936
Dividends distribution of subsidiaries to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	(199,215)	(199,215)
Distribution of other equity instruments	-	-	-	-	-	-	-	-	(212,000)	(212,000)	(140,648)	(352,648)
At 31 December 2019	17,022,673	27,022,102	1,108,544	5,867,557	139,891	49,511	5,487,104	182,197	(2,207,600)	54,671,979	16,085,487	70,757,466



Consolidated Statement of Cash Flow

Year ended 31 December 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the year ended 31 December	
	Notes	**2020**	2019 (Restated)
Net cash flows from operating activities	35	**14,881,346**	12,491,673
Investing activities			
Purchases of property, plant and equipment		**(5,038,896)**	(9,050,859)
Purchase of other financial assets at fair value		**(7,020,000)**	(3,500,700)
Proceeds from disposal of property, plant and equipment		**1,534,275**	1,132,847
Purchases of investment properties		**–**	(44,062)
Proceeds from disposal of a joint venture and an associate		**–**	367,867
Proceeds from disposal of subsidiaries, net of cash		**42,910**	23,797
Proceeds from disposal of other financial assets measured at fair value		**11,207,783**	2,155
Proceeds from disposal of intangible assets		**277,715**	5,764
Proceeds from disposal of right-of-use assets		**15,118**	–
Investments in joint ventures		**(4,333)**	(50,000)
Investments in associates		**(7,473)**	(2,653,244)
Dividend from other financial assets measured at fair value		**82,794**	97,775
Dividends received from associates and joint ventures		**323,109**	236,708
Change in deposit of futures contracts		**(56,156)**	(67,253)
Assets-related government grants received		**47,558**	103,373
Investment income from other financial assets measured at fair value		**524,726**	–
Proceeds from acquisition of subsidiaries, net of cash		**3,690**	–
Net cash flows generated/(used) in investing activities		**1,932,820**	(13,395,832)

(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the year ended 31 December 2020	2019 (Restated)
Financing activities			
Repayments of short-term notes and mid-term bonds		**(30,638,813)**	(22,400,000)
Repayments of short-term and long-term bank borrowings and other loans		**(43,111,460)**	(66,105,388)
Repayments of gold leasing arrangements		**(6,921,860)**	(1,607,905)
Cash consideration paid for business combination under common control		**–**	(237)
Proceeds from gold leasing arrangements		**–**	6,921,860
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs		**25,900,000**	37,974,402
Drawdown of short-term and long-term bank borrowings and other loans		**46,021,404**	40,669,197
Senior perpetual securities' distribution paid		**(421,416)**	(352,648)
Capital injection from non-controlling shareholders		**197,276**	711,114
Share issue cost		**–**	(51,678)
Principal portion of lease payments		**(1,748,202)**	(3,032,106)
Dividends paid by subsidiaries to non-controlling shareholders		**(356,340)**	(222,930)
Interest paid		**(3,664,725)**	(4,467,803)
Repayments of senior perpetual securities		**(2,000,000)**	–
Instalment payment of bonds issuance expenses		**(29,285)**	(9,913)
Proceeds from issuance of perpetual securities, net of issuance costs		**1,000,000**	1,500,000
Net cash flows used in financing activities		**(15,773,421)**	(10,474,035)
Net increase/(decrease) in cash and cash equivalents		**1,040,745**	(11,378,194)
Cash and cash equivalents at beginning of year		**7,778,853**	19,135,842
Effect of foreign exchange rate changes, net		**(88,401)**	21,205
Cash and cash equivalents at 31 December	16	**8,731,197**	7,778,853

1 GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") (中國鋁業股份有限公司) and its subsidiaries (together the "Group") are principally engaged in manufacture and distribution of alumina, primary aluminum and energy products, and the operational governance across the relevant industry. The Group is also engaged in the investment in coal, railway, machinery manufacturing and the relevant industry, and the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products as well as the trading and logistics of non-ferrous metal products and coal products.

The Company is a joint stock company which was established on 10 September 2001 and is domiciled in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

(Amounts expressed in thousands of RMB unless otherwise stated)

1 GENERAL INFORMATION (CONTINUED)

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company Direct	Indirect
Shanxi Huaxing Aluminum Co. Ltd. ("Shanxi Huaxing") (山西華興鋁業有限公司)	PRC/Mainland China	1,850,000	Manufacture and distribution of alumina	60.00%	40.00%
Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (包頭鋁業有限公司)	PRC/Mainland China	2,245,510	Manufacture and distribution of primary aluminum, aluminum alloy and related fabricated products and carbon products	100.00%	–
China Aluminum International Trading Co., Ltd. ("Chalco Trading") (中鋁國際貿易有限公司)	PRC/Mainland China	1,731,111	Import and export activities	100.00%	–
Chalco Shanxi New Material Co., Ltd. ("Shanxi New Material") (中鋁山西新材料有限公司)	PRC/Mainland China	4,279,601	Manufacture and distribution of alumina, primary aluminum and anode carbon products and electricity generation and supply	85.98%	–
China Aluminum International Trading Group Co., Ltd. ("Trading Group") (中鋁國際貿易集團有限公司)	PRC/Mainland China	1,030,000	Import and export activities	100.00%	–
Zunyi Aluminum Co., Ltd. (遵義鋁業股份有限公司)	PRC/Mainland China	3,204,900	Manufacture and distribution of primary aluminum and alumina	67.45%	–
Chalco Hong Kong Ltd. ("Chalco Hong Kong") (中國鋁業香港有限公司)	Hong Kong	HKD849,940 in thousand	Overseas investments and alumina import and export activities, and mining and distribution of bauxite	100.00%	–

(Amounts expressed in thousands of RMB unless otherwise stated)

1 GENERAL INFORMATION (CONTINUED)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company Direct	Indirect
Chalco Mining Co., Ltd. ("Chalco Mining") (中鋁礦業有限公司)	PRC/Mainland China	4,028,859	Manufacture, acquisition and distribution of bauxite mines, limestone ore and alumina	100.00%	–
Chalco Energy Co., Ltd. (中鋁能源有限公司)	PRC/Mainland China	1,384,398	Thermoelectric supply and investment management	100.00%	–
China Aluminum Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (中鋁寧夏能源集團)	PRC/Mainland China	5,025,800	Thermal power, wind power and solar power generation, coal mining, and power-related equipment manufacturing	70.82%	–
Guizhou Huajin Aluminum Co., Ltd. ("Guizhou Huajin") (貴州華錦鋁業有限公司)	PRC/Mainland China	1,000,000	Manufacture and distribution of alumina	60.00%	–
Chalco Zhengzhou Research Institute of Non-ferrous Metal Co., Ltd. (中國鋁業鄭州有色金屬研究院有限公司)	PRC/Mainland China	214,858	Research and development services	100.00%	–
Chalco Shandong Co., Ltd. ("Chalco Shandong") (中鋁山東有限公司)	PRC/Mainland China	4,052,847	Manufacture and distribution of alumina	100.00%	–
Chalco Zhongzhou Aluminum Co., Ltd. ("Zhongzhou Aluminum") (中鋁中州鋁業有限公司)	PRC/Mainland China	5,071,235	Manufacture and distribution of alumina	100.00%	–

(Amounts expressed in thousands of RMB unless otherwise stated)

1 GENERAL INFORMATION (CONTINUED)

Information about subsidiaries (Continued)

Name	Place of registration and business	Registered capital	Principal activities	Percentage of equity attributable to the Company Direct	Indirect
China Aluminum Logistics Group Corporation Co., Ltd. (中鋁物流集團有限公司)	PRC/Mainland China	964,291	Logistics and transportation	100.00%	–
Chinalco Shanxi Jiaokou Xinghua Technology Ltd. ("Xinghua Technology") (中鋁集團山西交口興華科技股份有限公司)	PRC/Mainland China	588,182	Manufacture and distribution of primary aluminum	33.00%	33.00%
Chinalco Shanghai Company Limited ("Chinalco Shanghai") (中鋁(上海)有限公司)	PRC/Mainland China	968,300	Trading and engineering project management and leasing	100.00%	–
Shanxi China Huarun Co., Ltd. ("Shanxi Huarun") (山西中鋁華潤有限公司)	PRC/Mainland China	1,641,750	Manufacture and distribution of primary aluminum	40.00%	–
Guizhou Huaren New Material Co., Ltd. ("Guizhou Huaren") (貴州華仁新材料有限公司)	PRC/Mainland China	1,200,000	Manufacture and distribution of primary aluminum	40.00%	–
Chinalco Materials Co., Ltd. (中鋁物資有限公司)	PRC/Mainland China	1,000,000	Import and export activities and trading	100.00%	–



(Amounts expressed in thousands of RMB unless otherwise stated)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of the Company and its subsidiaries.

2.1 Basis of preparation

2.1.1 Compliance with IFRS and HKCO

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance Cap. 622 ("HKCO").

The preparation of the financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.2 Going Concern

As at 31 December 2020, the Group's current liabilities exceeded its current assets by approximately RMB16,424 million (31 December 2019 (restated): RMB20,502 million). The directors of the Company have considered the Group's available sources of funds as follows:

- The Group's expected net cash inflows from operating activities in 2021;
- Unutilised banking facilities of approximately RMB156,318 million as at 31 December 2020, of which amounts totalling RMB130,371 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing;

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1 Basis of preparation (Continued)

2.1.2 Going Concern (Continued)

- Bond facilities registered with National Association of Financial Market Institutional Investors but not yet utilised; and

- Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operations for the foreseeable future of not less than 12 months from 31 December 2020. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

2.1.3 Historical cost convention

The financial statements have been prepared on a historical cost basis except for certain financial assets and financial liabilities measured at fair value.

2.1.4 New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2020:

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1 Basis of preparation (Continued)

2.1.4 New and amended standards adopted by the Group (Continued)

- Definition of Material – amendments to IAS 1 and IAS 8
- Definition of a Business – amendments to IFRS 3
- Interest Rate Benchmark Reform – amendments to IFRS 9, IAS 39 and IFRS 7
- Covid-19-Related Rent Concessions – amendments to IFRS 16
- Revised Conceptual Framework for Financial Reporting

The amendments listed above did not have any material impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

2.1.5 New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatorily effective for 31 December 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Principles of consolidation and equity accounting

2.2.1 Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (Note 2.3).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and balance sheet respectively.

2.2.2 Associates

Associates are all entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (Note 2.2.4), after initially being recognised at cost.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Principles of consolidation and equity accounting (Continued)

2.2.3 Joint arrangements

Under IFRS 11 'Joint Arrangements', investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Group only has joint ventures.

Joint ventures

Interests in joint ventures are accounted for using the equity method (Note 2.2.4), after initially being recognised at cost in the consolidated statement of financial position.

2.2.4 Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

Where the Group's share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the other entity.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Principles of consolidation and equity accounting (Continued)

2.2.4 Equity method (Continued)

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in these entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described in Note 2.11.

2.2.5 Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs. If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3 Business combination

(a) Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in business combination under common control as if they had been combined from the date when the combining entities or businesses first came under the control of the ultimate holding company.

The net assets of the combining entities or businesses are consolidated using the carrying amount from the ultimate holding company's perspective. No amount is recognised for goodwill or excess of the Group's interest in the book value of the net assets over cost at the time of the common control combination, to the extent of the continuation of the ultimate holding company's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative financial data have been restated to reflect the business combinations under common control occurred during this year as disclosed in Note 39.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses and other costs incurred in relation to the common control combination that is to be accounted for by using the merger accounting method are recognised as expenses in the period in which they are incurred.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3 Business combination (Continued)

(b) Acquisition method of accounting for other business combinations and goodwill

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred is measured at the acquisition date fair value which is the sum of acquisition date fair value of assets transferred by the Group, liabilities assumed by the Group to the former owner of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. The consideration transferred included the fair value of any assets and liabilities resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the acquisition date. All other components of non-controlling interests are measured at fair value. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportional share of net assets in the event of liquidation at fair value or at the proportional share of the acquiree's identifiable net assets.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3 Business combination (Continued)

(b) Acquisition method of accounting for other business combinations and goodwill (Continued)

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4 Separate financial statements

Investments in subsidiaries, associates and jointly ventures are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries, associates and jointly ventures are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries, associates and jointly ventures is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary, associates and jointly ventures in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee's net assets including goodwill.

2.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-makers, who are responsible for allocating resources and assessing the performance of the operating segments, have been identified as the executive presidents committee of the Company that make strategic decisions.

2.6 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Foreign currency translation (Continued)

Transactions and balances

Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item.

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6 Foreign currency translation (Continued)

Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyper-inflationary economy) that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii) income and expenses in each statement of profit and loss and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii) all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

Goodwill and fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7 Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. When an item of property, plant and equipment is classified as held for sale or when it is part of a disposal group classified as held for sale, it is not depreciated and is accounted for in accordance with IFRS 5. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	8 – 45 years
Machinery	3 – 30 years
Transportation facilities	6 – 10 years
Office and other equipment	3 – 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7 Property, plant and equipment (Continued)

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress ("CIP") represents buildings under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. CIP is reclassified to the appropriate categories of property, plant and equipment when completed and ready for use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.11).

2.8 Investment properties

Investment properties are interests in land use rights and buildings (including the leasehold property held as a right-of-use asset which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group uses the cost methods to measure all of its investment properties.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8 Investment properties (Continued)

Depreciation is calculated on the straight-line basis to write off the cost to investment property's residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	50 years
Land use rights	40 – 70 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal.

2.9 Intangible assets

(a) Goodwill

Goodwill is measured as described in Note 2.3. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments (Note 5).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Intangible assets (Continued)

(b) Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i) Recognition

Except for mineral exploration rights and mining rights acquired in a business combination, mineral exploration rights and mining rights are initially recorded at cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortisation and impairment.

(ii) Reclassification

Mineral exploration rights are converted to mining rights when obtain mining rights certification, or technical feasibility and commercial viability of extracting a mineral resource are demonstrable, and are subject to amortisation when commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Intangible assets (Continued)

(b) Mining rights and mineral exploration rights (Continued)

(iii) Amortisation

Mining rights other than coal mining rights are amortised on a straight-line basis over a shorter period of the mining right valid period and expected mining life. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards of the mine concerned.

(iv) Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as an impairment loss.

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Intangible assets (Continued)

(d) Aluminum production quota

Aluminum production quota are initially recorded at cost and subsequently states at cost less any amortisation and impairment. Amortisation is provided on a straight-line basis over expected useful life.

(e) Other intangible assets

Other intangible assets mainly include profit-sharing rights of Maochang mine, which are initially recorded at costs incurred to acquire the specific right. Amortisation is calculated on the straight-line basis over its estimated useful life. The estimated useful live of profit-sharing rights of Maochang mine is 22.5 years.

For intangible assets with finite useful life, the estimated useful lives and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.10 Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

(i) it is technically feasible to complete the asset so that it will be available for use or sale;

(ii) management intends to complete the asset and intends and has the ability to use or sell it;

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10 Research and development costs (Continued)

(iii) it can be demonstrated that the asset will generate probable future economic benefits;

(iv) there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v) the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. The Group has not had any development expenditure capitalised.

2.11 Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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2.12 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

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2.13 Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for "Revenue recognition" below.

In order for a financial asset to be classified and measured at amortised cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

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2.13 Investments and other financial assets (Continued)

Initial recognition and measurement (Continued)

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Financial assets at fair value through other comprehensive income (debt instruments)

For debt investments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in other comprehensive income. Upon derecognition, the cumulative fair value change recognised in other comprehensive income is recycled to profit or loss.

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2.13 Investments and other financial assets (Continued)

Subsequent measurement (Continued)

Financial assets designated at fair value through other comprehensive income (equity investments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity investments designated at fair value through other comprehensive income when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income. Equity investments designated at fair value through other comprehensive income are not subject to impairment assessment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in profit or loss.

This category includes derivative instruments, wealth management products and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognised as other gains in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

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2.13 Investments and other financial assets (Continued)

Subsequent measurement (Continued)

Financial assets at fair value through profit or loss (Continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group's consolidated statement of financial position) when:

- the rights to receive cash flows from the asset have expired; or
- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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2.13 Investments and other financial assets (Continued)

Subsequent measurement (Continued)

Financial assets at fair value through profit or loss (Continued)

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognises an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The ECL at 31 December 2019 was estimated based on a range of forecast economic conditions as at that date. Since early January 2020, the coronavirus outbreak has spread across mainland China and beyond, causing disruption to business and economic activity. The impact on GDP and other key indicators have been considered when determining the severity and likelihood of downside economic scenarios that are used to estimate ECL under IFRS 9 in 2020.

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2.13 Investments and other financial assets (Continued)

Impairment of financial assets (Continued)

General approach

ECLs are recognised in three stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). For those have objective evidence of impairment at the reporting date, lifetime ECL are recognised and interest revenue is calculated on the net carrying amount.

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Debt investments at fair value through other comprehensive income and financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

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2.13 Investments and other financial assets (Continued)

Impairment of financial assets (Continued)

General approach (Continued)

Stage 1 – Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 – Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 – Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For trade receivables and contract assets that contain a significant financial component and lease receivables, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

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2.14 Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, derivative financial instruments and interest-bearing bank and other borrowings.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

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2.14 Financial liabilities (Continued)

Subsequent measurement (Continued)

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at amortised cost (trade and other payables)

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are subsequently measured at amortised cost using the effective interest method.

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2.14 Financial liabilities (Continued)

Subsequent measurement (Continued)

Financial guarantee contracts

Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt instrument. A financial guarantee contract is recognised initially as a liability at its fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantee. Subsequent to initial recognition, the Group measures the financial guarantee contracts at the higher of: (i) the ECL allowance determined in accordance with the policy as set out in "Impairment of financial assets"; and (ii) the amount initially recognised less, when appropriate, the cumulative amount of income recognised.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2.15 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet where the Group currently has a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

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2.16 Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. The Group's derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other gains/(losses).

2.17 Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable amount. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on the normal operating capacity). Borrowing costs are excluded as the inventory of the Group usually didn't meet the definition of "qualifying assets".

Provision for impairment of inventories is usually determined by the excess of cost over the net realisable amount and recorded in profit or loss. Net realisable amounts are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. The provision for or the reversal of provision for impairment of inventories is recognised within "Cost of sales" in profit or loss.

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2.18 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

2.19 Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

Other borrowing costs are expensed in the period in which they are incurred.

2.20 Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

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2.20 Current and deferred income tax (Continued)

Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

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2.20 Current and deferred income tax (Continued)

Deferred income tax (Continued)

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

2.21 Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a) Bonus plans

The expected cost of bonus plans is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

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2.21 Employee benefits (Continued)

(b) Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by the relevant municipal and provincial governments in the PRC. In 2020, the Group made monthly contributions at the rate of 16% (2019: 17%) of the qualified employees' salaries and was exempted after January. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c) Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

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2.21 Employee benefits (Continued)

(d) Termination benefit obligations and early retirement benefit obligations

Termination and early retirement benefit obligations are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefit obligations when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.22 Provisions

Provisions for legal claims, asset retirement obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

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2.22 Provisions (Continued)

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

2.23 Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

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2.23 Revenue recognition (Continued)

Revenue from contracts with customers (Continued)

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group a significant financial benefit for more than one year, revenue recognised under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

(a) Sale of industrial products

Revenue from the sale of industrial products (including sales of scrap and other materials) is recognised at the point in time when control of the asset is transferred to the customer, generally on delivery of the industrial products.

(b) Rendering of services

The Group provides transportation service and the revenue from services is recognised over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Group.

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2.23 Revenue recognition (Continued)

Revenue from other sources

(a) Rental income

Rental income is recognised on a time proportion basis over the lease terms. Variable lease payments that do not depend on an index or a rate are recognised as income in the accounting period in which they are incurred.

(b) Other income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognised when the shareholders' right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

2.24 Earning per share

(a) Basic earnings per share

Basic earnings per share is calculated by dividing:

- the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares;
- by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

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2.24 Earning per share (Continued)

(b) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

- the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
- the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.25 Leases

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

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2.25 Leases (Continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable;
- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable by the Group under residual value guarantees;
- the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
- payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee's incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

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2.25 Leases (Continued)

To determine the incremental borrowing rate, the Group:

- where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing, and,

- makes adjustments specific to the lease, eg term, country, currency and security.

If a readily observable amortising loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group entities use that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability;

- any lease payments made at or before the commencement date less any lease incentives received;

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2.25 Leases (Continued)

- any initial direct costs, and
- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis as follows:

Buildings	2 – 20 years
Machinery	2 – 10 years
Land use rights	10 – 50 years

If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life. While the Group revalues its land and buildings that are presented within property, plant and equipment, it has chosen not to do so for the right-of-use buildings held by the Group.

Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the recognition exemption for leases of low-value assets to leases of office equipment that are considered to be of low value (i.e. below RMB30,000).

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term (Note 8). Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognised as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.26 Dividend distribution

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

2.27 Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Group should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are to construct or to form long-term assets. Otherwise, the government grants should be income-related.

For asset-related government grants that is related to long lived assets that already exist at the time of recognising the government grant, the grant is deducted in calculating the carrying amount of the asset. The grant is recognised in profit or loss over the life of a depreciable asset as a reduced depreciation expense. If the asset is not yet purchased or constructed at the time of recognising the government grant, the grant is recognised as deferred income and will be deducted from the cost of the asset once the asset is recognised.

Income-related government grants that are specific to compensate expenses or costs that have already incurred, they are directly recognised in profit or loss for the current period as deduction of the related expenses or costs. If the income-related government grants are specific to compensate future expenses or costs of the Group, they are recognised as deferred income and will be released to profit or loss when the related expenses or costs are incurred.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have a significant effect on the amounts recognised in the consolidated financial statements.

(a) Significant influence over an entity in which the Group holds less than 20% of voting rights

At 31 December 2020, the Group owned 10.04% equity interest in Yunnan Aluminium Co., Ltd.* ("Yunnan Aluminum") (雲南鋁業股份有限公司). The Group considers that it has significant influence over Yunnan Aluminum even though it owns less than 20% of the voting rights, on the grounds that the Group is the second largest shareholders of Yunnan Aluminum and assigned one out of the eleven directors of the Board of Directors of Yunnan Aluminum Group, thus have the right to participate in decision making of Yunnan Aluminum.

At 31 December 2020, the Group owned a 6.68% equity interest in Chalco Mineral Resources Co.,Ltd.* ("Chalco Resources") (中鋁礦產資源有限公司). The Group considers that it has significant influence over Chalco Resources even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the five directors of the Board of Directors of Chalco Resources, thus have the right to participate in decision making of Chalco Resources.

(Amounts expressed in thousands of RMB

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Judgements (Continued)

(a) Significant influence over an entity in which the Group holds less than 20% of voting rights (Continued)

At 31 December 2020, the Group owned 14.71% of the voting right of Chinalco Capital Holdings Co., Ltd.* ("Chinalco Capital") (中鋁資本控股有限公司). The Group considers that it has significant influence over Chinalco Capital since it can appoint one out of three directors of the Board of Directors of Chinalco Capital, thus have the right to participate in decision making of Chinalco Capital.

At 31 December 2020, the Group owned a 16% equity interest in Baise New Aluminum Power Co., Ltd. * ("New Aluminum Power") (百色新鋁電力有限公司). The Group considers that the Group has significant influence over New Aluminum Power even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the nine directors of the Board of Directors of New Aluminum Power, thus have the right to participate in decision making of New Aluminum Power.

At 31 December 2020, the Group owned a 14.29% equity interest in Inner Mongolia Qiliugou Co., Ltd.* ("Inner Mongolia Qiliugou") (內蒙古圪柳溝能源有限公司). The Group considers that it has significant influence over Inner Mongolia Qiliugou even though it owns less than 20% of the voting rights, on the grounds that the Group can appoint one out of the seven directors of the Board of Directors of Inner Mongolia Qiliugou, thus have the right to participate in decision making of Inner Mongolia Qiliugou.

(Amounts expressed in thousands of RMB

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Judgements (Continued)

(b) Consolidation of entities in which the Group holds less than a majority of voting rights

At 31 December 2020, the Group owned a 40.23% equity interest in Ningxia Yinxing Energy Co., Ltd. ("Yinxing Energy") (寧夏銀星能源股份有限公司). Since the remaining 59.77% of the equity shares in Yinxing Energy are held by a large number of individual shareholders, in opinion of the directors of the Company, the Group has control over Yinxing Energy, and Yinxing Energy continues to be included in the consolidation scope.

At 31 December 2020, the Company owned a 40% equity interest in Guizhou Huaren New Materials Co., Ltd.* ("Guizhou Huaren") (貴州華仁新材料有限公司). In accordance with the acting-in-concert agreement signed between the Company and Qingzhen Industry Investment Co., Ltd.* ("Qingzhen Industry") (清鎮市工業投資有限公司) and Guizhou Chengqian Enterprise (Group) Co., Ltd. * ("Guizhou Chengqian") (貴州成黔企業(集團)有限公司). Qingzhen Industry and Guizhou Chengqian would exercise the shareholders' and Board of Directors' votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Guizhou Huaren and consolidated Guizhou Huaren's financial statements from the date the Group obtained control.

At 31 December 2020, the Company owned 40% of the shares of Shanxi China Aluminum China Resources Co., Ltd.* ("Shanxi Zhongrun")(山西中鋁華潤有限公司). In accordance with the acting-in-concert agreement signed between the Company and China Resources Coal Industry Group Co., Ltd. ("China Resources Coal Industry"), China Resources Coal Industry would exercise the shareholders' and Board of Directors' votes in concert with the Group. Therefore, the directors of the Company believe that the Company has control over Shanxi Zhongrun and consolidated Shanxi Zhongrun's financial statements from the date the Group obtained control.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a) Impairment assessment of property, plant and equipment

As at 31 December 2020, the Company's net carrying amount of property, plant and equipment ("PP&E") was RMB100,638 million. Management assesses related assets for potential impairment whenever there are indications that the carrying value of an asset or a group of assets may not be recoverable. As at 31 December 2020, management performed impairment assessment on property, plant and equipment ("PP&E") with impairment indications at the level of cash generating unit ("CGU") to which the PP&E was allocated using discounted cash flow model. The discounted cash flows model used for the impairment assessment of PP&E involved significant assumptions including product prices and the discount rate.

(b) Impairment assessment of goodwill

As at 31 December,2020, the Company's carrying value of goodwill was RMB3,510 million. Management performed impairment assessment of goodwill on an annual basis. When performing the impairment assessment, the recoverable amount of the CGU to which the goodwill was allocated was estimated by management using discounted cash flow model, and compared with the carrying amount of the CGU to determine if goodwill was impaired. The discounted cash flow models used for the impairment assessment of goodwill involved significant assumptions including product prices, the long-term growth rate and the discount rate.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(c) Property, plant and equipment and intangible assets (excluding goodwill) – estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortisation charges for its property, plant and equipment and intangible assets (excluding goodwill). These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on the useful life of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortisation expense in future periods.

(d) Coal reserve estimates and units-of-production amortisation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only the approximate amounts of the coal reserves because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(e) Estimated net realisable value of inventories

In accordance with the Group's accounting policy, the Group's management estimated net realisable value of inventories based on specific facts and circumstances. For different types of inventories, it requires the estimation on selling prices, costs of conversion, selling expenses and the related tax expense to calculate the net realisable amount of inventories. For inventories held for executed sales contracts, management estimates the net realisable amount based on the contracted price. For raw materials and work-in-progress, management has established a model in estimating the net realisable amount at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. Management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(f) Investments in joint ventures and associates – recoverable amount

In accordance with the Group's accounting policy, each investment in a joint venture and an associate is evaluated in every reporting period to determine whether there are any indicators of impairment. If any such indicators exists, an estimate of the recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of the investment in a joint venture and an associate is measured at the higher of fair value less costs of disposal and value in use.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(f) Investments in joint ventures and associates – recoverable amount (Continued)

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amounts of the investments. In such circumstances, some or all of the carrying value of the investments may be impaired and the impairment would be charged against profit or loss.

(g) Income tax

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from the relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred tax provisions in the period in which the determination is made.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(g) Income tax (Continued)

Deferred tax assets are recognised for unused tax losses and deductible temporary differences, such as the provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profits will be available against which the losses deductible temporary difference can be utilised.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

- the parent, investor or joint venture is able to control the timing of the reversal of the temporary difference; and

- it is probable that the temporary difference will not reverse in the foreseeable future.

In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact on the Group's results or financial position.

(Amounts expressed in thousands of RMB unless otherwise stated)

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimates and assumptions (Continued)

(h) Impairment of receivables

The loss allowances for receivables are based on assumptions about risk of default and expected loss rates to determine the expected loss. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group's past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

The Group takes into account different macroeconomic scenarios in considering forward looking information. The Group regularly monitors and reviews the key macroeconomic assumptions and parameters related to the calculation of expected credit losses, including the risk of economic downturn, external market environment, technological environment, changes in customer conditions, GDP and consumer price index, etc. During the year ended 31 December 2020, the Group has taken into account the uncertainties arising from the COVID-19 outbreak and updated the relevant assumptions and parameters accordingly. The key macroeconomic parameters are listed below :

		Scenarios		
Items	**Year**	**Basic**	**Negative**	**Positive**
Growth rate of gross GDP growth rate	2021	8.83%	8.39%	9.27%
	2022 and subsequent years	5.30%	5.04%	5.57%
Consumer Price Index growth rate	2021	1.33%	1.26%	1.40%
	2022 and subsequent years	2.40%	2.28%	2.52%

(Amounts expressed in thousands of RMB unless otherwise stated)

4 SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

There was outbreak of COVID-19 in the PRC in January 2020 and subsequently expanded to a worldwide pandemic. The COVID-19 outbreak had great impact on domestic aluminum and alumina market during the first half of 2020.

The Group has followed and strengthened its support to the government's requirements on COVID-19 prevention and control work and has taken possible effective measures to mitigate the impact, including control of procurement and sales paces in market fluctuations, adjustment of the products structure and marketing strategies and reduction of operating costs and expenses.

As at 31 December 2020 and up to date of this report, the COVID-19 has been effectively controlled in the PRC. As a result, domestic production and market of industrial products has gradually returned to normal and the price of aluminum and alumina has recovered to the level before the outbreak of COVID-19. However, the control of COVID-19 globally seems still indefinite, which increases the risk of global economic recession and uncertainty of PRC economy in a longer term. The Company will continuously monitor and assess the development of the COVID-19. Impairment test for financial and non-financial assets has been carried out with key assumptions and factors been considered for necessary revisions as the result of the COVID-19 outbreak. The liquidity risk, including the basis of going concern, has also been assessed up to date of authorisation of this financial statements (Note 37).



(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the year is as follows:

	2020	2019 (Restated)
Revenue from contracts with customers (net of value-added tax)		
Sale of goods	**184,077,018**	188,752,179
Transportation services	**1,587,246**	1,145,304
	185,664,264	189,897,483
Revenue from other sources		
Rental income	**329,989**	317,915
	185,994,253	190,215,398

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

	For the year ended 31 December 2020						
	Alumina segment	Primary Aluminum segment	Energy Segment	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Type of goods or services							
Sales of goods	42,295,806	51,729,483	7,184,216	151,540,471	449,058	(69,122,016)	184,077,018
Transportation services	–	–	–	3,768,342	–	(2,181,096)	1,587,246
Total revenue	42,295,806	51,729,483	7,184,216	155,308,813	449,058	(71,303,112)	185,664,264
Geographical markets							
Mainland China	42,295,806	51,729,483	7,184,216	146,666,981	449,058	(71,303,112)	177,022,432
Outside of mainland China	–	–	–	8,641,832	–	–	8,641,832
Total revenue from contracts with customers	42,295,806	51,729,483	7,184,216	155,308,813	449,058	(71,303,112)	185,664,264
Timing of revenue recognition							
Goods transferred at a point in time	42,295,806	51,729,483	7,184,216	151,540,471	449,058	(69,122,016)	184,077,018
Services transferred over time	–	–	–	3,768,342	–	(2,181,096)	1,587,246
Total revenue from contracts with customers	42,295,806	51,729,483	7,184,216	155,308,813	449,058	(71,303,112)	185,664,264

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

The following table shows the amounts of revenue recognised in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	For the year ended 31 December	
	2020	2019
Revenue recognised that was included in contract liabilities at the beginning of the reporting period:		
– Sale of goods	**1,565,285**	1,543,164
– Others	**73,541**	36,158
	1,638,826	1,579,322

(Amounts expressed in thousands of RMB

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

(ii) Performance obligations

Information about the Group's performance obligations is summarised below:

Revenue from sales of products (including sales of the other materials)

The performance obligation is satisfied upon delivery of the industrial products and payment is generally due within 30 to 90 days from delivery, except for new customers, where advance is normally required.

Sales of goods were made in a short period of time and the performance obligation was mostly satisfied in one year or less at the end of each year,thus the Group applied the expedient of not to disclose the transaction price allocated to unsatisfied performance obligation.

Transportation services

The performance obligation is satisfied over time as services are rendered and payment is generally due upon completion of the relevant services.

Amounts expected to be recognised as revenue for remaining contract performance obligation:

	For the year ended 31 December	
	2020	2019
Within one year	**1,399,340**	1,638,826
After one year	**182,859**	125,758
	1,582,199	1,764,584

The remaining performance obligations expected to be recognised in more than one year relate to rendering of services that are to be satisfied within 1–10 years. All the other remaining performance obligations are satisfied in one year or less at the end of each year.

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information

The executive presidents committee of the Company have been identified as the chief operating decision makers. The committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The committee considers the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's reportable operating segments also include corporate and other operating segments.

The committee assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the committee is consistent with that applied to the consolidated financial information for the year ended 31 December 2019. Management has determined the reportable operating segments based on the reports reviewed by the committee that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite.

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the reportable operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended 31 December 2020						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Total revenue	42,382,097	51,889,084	7,184,216	155,392,357	449,611	(71,303,112)	185,994,253
Inter-segment revenue	(29,436,854)	(11,458,500)	(243,788)	(30,058,138)	(105,832)	71,303,112	–
Sales of self-produced products *(Note (i))*	–	–	–	21,492,083	–	–	–
Sales of products sourced from external suppliers	–	–	–	103,842,136	–	–	–
Revenue from external customers	12,945,243	40,430,584	6,940,428	125,334,219	343,779	–	185,994,253
Segment profit/(loss) before income tax	1,427,294	2,023,168	(77,235)	555,864	(1,705,175)	(68,699)	2,155,217
Income tax expense							(582,188)
Profit for the year							1,573,029

(Amounts expressed in thousands of RMB

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended 31 December 2020						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Other items							
Finance income	42,912	58,437	36,333	72,632	16,607	–	226,921
Finance costs	(826,521)	(1,364,606)	(995,572)	(170,937)	(1,062,892)	–	(4,420,528)
Share of profits and losses of joint ventures	75,405	–	35,308	5,011	64,778	–	180,502
Share of profits and losses of associates	4,930	(35,328)	(17,905)	38,683	155,357	–	145,737
Depreciation of right-of-use assets	(364,655)	(234,387)	(96,967)	(21,075)	(50,469)	–	(767,553)
Depreciation and amortisation (excluding the depreciation of right- of-use assets)	(2,934,949)	(2,937,761)	(1,943,524)	(23,287)	(71,281)	–	(7,910,802)
(Losses)/gain on disposal of property, plant and equipment	(15,274)	456,925	3,989	2,147	652	–	448,439
Realised loss on futures, forward and option contracts, net	–	–	–	675,442	(152,064)	–	523,378
Other income	21,549	11,087	55,561	33,207	18,147	–	139,551
Impairment loss on property, plant and equipment	(23,135)	(388,755)	–	(4,951)	–	–	(416,841)
Unrealised (losses/gains on futures contracts,net	–	–	–	(27,705)	17,311	–	(10,394)

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended 31 December 2020						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Gain on disposal of subsidiaries	–	–	–	–	11,305	–	11,305
Changes for impairment of inventories	(121,286)	103,524	(15,642)	2,184	981	–	(30,239)
Provision for impairment of receivables	(58,778)	(14,417)	(108,059)	(414,342)	(383,238)	–	(978,834)
Dividends from other financial assets measured at fair value	–	–	–	–	82,794	–	82,794
Investments in associates	88,356	539,058	396,454	1,565,235	6,584,307	–	9,173,410
Investments in joint ventures	1,076,085	–	334,763	43,258	1,920,447	–	3,374,553
Additions during the year:							
Intangible assets	2,157	3,546	–	1,413	266	–	7,382
Right-of-use assets	12,001	–	59,010	2,875	2,893	–	76,779
Property, plant and equipment	2,317,271	1,069,086	881,810	328,033	25,119	–	4,621,319

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended 31 December 2019 (Restated)						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Total revenue	43,899,982	49,089,019	7,345,971	158,935,656	492,940	(69,548,170)	190,215,398
Inter-segment revenue	(29,573,401)	(11,694,382)	(236,136)	(27,877,188)	(167,063)	69,548,170	–
Sales of self-produced products *(Note (i))*	–	–	–	24,380,771	–	–	–
Sales of products sourced from external suppliers	–	–	–	106,677,697	–	–	–
Revenue from external customers	14,326,581	37,394,637	7,109,835	131,058,468	325,877	–	190,215,398
Segment profit/(loss) before income tax	844,848	687,246	403,479	958,007	(987,704)	213,085	2,118,961
Income tax expense							(628,376)
Profit for the year							1,490,585

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended 31 December 2019 (Restated)						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Other items							
Finance income	61,644	53,252	35,093	105,664	5,540	–	261,193
Finance costs	(651,238)	(1,328,730)	(1,064,769)	(224,292)	(1,652,512)	–	(4,921,541)
Share of profits and losses of joint ventures	86,245	–	(22,272)	3,767	202,375	–	270,115
Share of profits and losses of associates	(6,319)	11,621	(32,660)	36,579	39,546	–	48,767
Depreciation of right-of-use assets	(495,693)	(338,975)	(146,139)	(45,541)	(49,477)	–	(1,075,825)
Depreciation and amortisation (excluding the depreciation of right-of-use assets)	(2,830,153)	(3,235,356)	(1,488,077)	(79,365)	(81,467)	–	(7,714,418)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	(576,669)	833,288	(3,982)	7,271	(224)	–	259,684
Realised gain on futures, forward and option contracts, net	–	–	60,671	–	–	–	60,671
Other income	21,252	716	11,382	47,666	3,595	–	84,611
Impairment on property, plant and equipment	(8,742)	(247,112)	–	(3,500)	–	–	(259,354)
Unrealised gain on futures, forward and option contracts,net	–	–	–	(9,851)	–	–	(9,851)
Gain on disposal of subsidiaries	118	–	3,014	2,738	255,317	–	261,187

(Amounts expressed in thousands of RMB

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	Year ended 31 December 2019 (Restated)						
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Inter-segment elimination	Total
Changes for impairment of inventories	69,740	166,331	34,136	(19,076)	–	–	251,131
Reversal of/(provision for) impairment of receivables, net of bad debts recovered	6,837	1,088	(53,227)	(122,420)	(3,294)	–	(171,016)
Dividends from other financial assets measured at fair value	–	–	1,000	–	96,775	–	97,775
Investments in associates	83,424	574,385	362,757	2,021,964	6,469,871	–	9,512,401
Investments in joint ventures	1,076,085	–	79,199	298,991	1,931,307	–	3,385,582
Additions during the year:							
Intangible assets	209,366	949,013	(5,062)	1,869	200	–	1,155,386
Right-of-use assets	1,080,285	131,797	8,411	27,365	–	–	1,247,858
Property, plant and equipment *(Note (ii))*	6,490,041	2,381,644	1,454,659	132,841	165,832	–	10,625,017

(i) The sales of self-produced products include sales of self-produced alumina amounting to RMB12,465 million (2019: RMB13,330 million), sales of self-produced primary aluminium amounting to RMB8,784 million (2019: RMB10,689 million), and sales of self-produced other products amounting to RMB243 million (2019: RMB362 million).

(ii) The additions to property, plant and equipment under sale and leaseback contracts are not included.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	As at 31 December 2020					
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
As at 31 December 2020						
Segment assets	87,409,820	62,050,175	39,671,083	20,520,759	44,594,935	254,246,772
Reconciliation:						
Elimination of inter-segment receivables						(60,582,399)
Other eliminations						(360,498)
Corporate and other						
Unallocated assets:						–
Deferred tax assets						1,481,235
Prepaid income tax						116,574
Total assets						194,901,684
Segment liabilities	48,883,452	39,204,713	26,197,235	12,815,610	55,475,215	182,576,225
Elimination of inter-segment payables						(60,582,397)
Corporate and other						
Unallocated liabilities:						–
Deferred tax liabilities						1,437,087
Income tax payable						299,053
Total liabilities						123,729,968

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

	As at 31 December 2019 (Restated)					
	Alumina	Primary aluminum	Energy	Trading	Corporate and other operating segments	Total
Segment assets	90,584,165	63,155,573	38,886,172	17,496,224	49,658,116	259,780,250
Reconciliation:						
Elimination of inter-segment receivables						(58,151,596)
Other eliminations						(106,985)
Corporate and other unallocated assets:						–
Deferred tax assets						1,522,729
Prepaid income tax						93,093
Total assets						203,137,491
Segment liabilities	47,247,335	38,588,473	26,582,436	9,376,820	66,771,364	188,566,428
Elimination of inter-segment payables						(58,151,596)
Corporate and other unallocated liabilities:						–
Deferred tax liabilities						1,712,739
Income tax payable						252,454
Total liabilities						132,380,025

(Amounts expressed in thousands of RMB unless otherwise stated)

5 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (Continued)

The Group mainly operates in Mainland China. Geographical information on operating segments is as follows:

	For the year ended 31 December	
	2020	2019 (Restated)
Segment revenue from external customers		
– Mainland China	**177,352,421**	184,439,383
– Outside of Mainland China	**8,641,832**	5,776,015
	185,994,253	190,215,398

	31 December 2020	31 December 2019 (Restated)
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**142,671,962**	147,876,838
– Outside of Mainland China	**2,890,338**	2,668,533
	145,562,300	150,545,371

For the year ended 31 December 2020, revenues of approximately RMB46,262 million (2019: RMB40,567 million) were derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no individual customers that contributed 10% or more of the Group's revenue during the years ended 31 December 2020 and 2019.

(Amounts expressed in thousands of RMB unless otherwise stated)

6 INTANGIBLE ASSETS

	Goodwill	Mining rights	Mineral exploration rights	Others	Total
Year ended 31 December 2020					
Opening net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460
Additions	–	–	–	7,382	7,382
Disposals	–	(277,715)	–	–	(277,715)
Impairment	–	–	–	(416)	(416)
Amortisation	–	(412,599)	–	(46,883)	(459,482)
Business combination	–	–	–	89	89
Transfer from property, plant and equipment *(Note 7)*	–	149,544	–	284,743	434,287
Currency translation differences	(1,035)	(6,308)	(12,958)	–	(20,301)
Closing net carrying amount	3,509,857	7,425,833	988,374	1,524,240	13,448,304
As at 31 December 2020					
Cost	3,509,857	9,876,722	988,374	1,932,329	16,307,282
Accumulated amortisation and impairment	–	(2,450,889)	–	(408,089)	(2,858,978)
Net carrying amount	3,509,857	7,425,833	988,374	1,524,240	13,448,304



(Amounts expressed in thousands of RMB unless otherwise stated)

6 INTANGIBLE ASSETS (CONTINUED)

	Goodwill	Mining rights and others	Mineral exploration rights	Others	Total
Year ended 31 December 2019 (Restated)					
Opening net carrying amount	3,510,633	7,682,383	1,113,959	572,390	12,879,365
Additions	–	467,640	–	687,746	1,155,386
Reclassification	–	115,871	(115,871)	–	–
Disposals	–	–	–	(9)	(9)
Amortisation	–	(294,766)	–	(44,172)	(338,938)
Transfer from property, plant and equipment *(Note 7)*	–	–	–	63,370	63,370
Currency translation differences	259	1,783	3,244	–	5,286
Closing net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460
As at 31 December 2019					
Cost	3,510,892	10,016,634	1,001,332	1,640,081	16,168,939
Accumulated amortisation and impairment	–	(2,043,723)	–	(360,756)	(2,404,479)
Net carrying amount	3,510,892	7,972,911	1,001,332	1,279,325	13,764,460

(Amounts expressed in thousands of RMB

6 INTANGIBLE ASSETS (CONTINUED)

For the year ended 31 December 2020, the amortisation expenses of intangible assets recognised in profit or loss were analysed as follows:

	31 December 2020	31 December 2019 (Restated)
Cost of sales	**371,616**	294,766
General and administrative expenses	**87,866**	44,172
	459,482	338,938

As at 31 December 2020, the Group has pledged intangible asset with a net carrying value amounting to RMB0.96 million (31 December 2019: RMB757 million) for bank and other borrowings as set out in Note 24 to the financial statements.

As at 31 December 2020, the Group was in the process of applying for the certificates of mining rights with a carrying value amounting to RMB40 million (31 December 2019: RMB51 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2020, the carrying value of these rights only represented approximately 0.002% of the total asset value of the Group (31 December 2019: approximately 0.02%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the rights to use the above mining rights, and that there is no material adverse impact on the overall financial position of the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

6 INTANGIBLE ASSETS (CONTINUED)

Impairment testing of goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment before aggregation. Therefore, goodwill is allocated to the Group's CGUs and groups of CGUs that are expected to benefit from the synergies of the relevant business combination. A summary of goodwill allocation is presented below:

	31 December 2020		31 December 2019	
	Alumina	**Primary aluminum**	Alumina	Primary aluminum
Qinghai Branch	**–**	**217,267**	–	217,267
Guangxi Branch	**189,419**	**–**	189,419	–
Lanzhou Aluminum Co,. Ltd	**–**	**1,924,259**	–	1,924,259
PT. Nusapati Prima ("PTNP")	**14,963**	**–**	15,998	–
Shanxi Huaxing	**1,163,949**	**–**	1,163,949	–
	1,368,331	**2,141,526**	1,369,366	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculation of VIU use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2019: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment testing include future prices of aluminum and alumina and the discount rate. Management determined these key assumptions based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2019: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing the recoverable amounts of CGUs and groups of CGUs within operating segments. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

Based on their assessment, there was no impairment of goodwill as at 31 December 2020 and 31 December 2019.

(Amounts expressed in thousands of RMB unless otherwise stated)

7 PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
Year ended 31 December 2020						
Opening net carrying amount at 1 Jan 2020 (Restated)	40,777,331	49,487,287	429,581	354,825	12,359,952	103,408,976
Reclassifications and internal transfers	3,301,076	7,114,160	809,433	47,546	(11,272,215)	-
Transfer to intangible assets *(Note 6)*	-	-	-	-	(434,287)	(434,287)
Transfer from right-of-use assets and non-current assets*	-	1,982,812	-	-	-	1,982,812
Transfer to investment properties *(Note 8)*	(78,135)	-	-	-	-	(78,135)
Transfer to other non-current assets	-	-	-	-	(38,430)	(38,430)
Transfer to right-of-use assets *(Note 20)*	(140,254)	-	-	-	(744,887)	(885,141)
Additions	296,395	182,427	48,607	10,659	4,083,231	4,621,319
Business combination	1,290	52,357	(18)	(28)	-	53,601
Government grants	(1,646)	(40,676)	-	-	-	(42,322)
Disposals	(120,386)	(173,789)	(27,145)	(918)	(58,659)	(380,897)
Depreciation	(1,689,768)	(5,315,869)	(96,999)	(49,534)	-	(7,152,170)
Impairment loss	(80,641)	(326,444)	(125)	(558)	(9,073)	(416,841)
Currency translation differences	(103)	(183)	(27)	(19)	-	(332)
Closing net carrying amount	42,265,159	52,962,082	1,163,307	361,973	3,885,632	100,638,153
As at 31 December 2020						
Cost	63,188,254	114,359,882	2,844,604	869,252	4,005,995	185,267,987
Accumulated depreciation and impairment	(20,923,095)	(61,397,800)	(1,681,297)	(507,279)	(120,363)	(84,629,834)
Net carrying amount	42,265,159	52,962,082	1,163,307	361,973	3,885,632	100,638,153

* This includes the right-of-use assets recognised previously under sale and leaseback contracts of RMB1,664 million that were reclassified from property, plant and equipment, upon initial adoption of IFRS 16. After the expiration of those contracts, they were recognised as property, plant and equipment.

(Amounts expressed in thousands of RMB unless otherwise stated)

7 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Buildings	Machinery	Transportation facilities	Office and other equipment	Construction in progress	Total
As at 31 December 2019 (Restated)						
Opening net carrying amount	38,748,649	47,847,491	537,300	159,291	12,315,564	99,608,295
Reclassifications and internal transfers	3,869,147	5,125,998	(29,181)	207,546	(9,173,510)	–
Government grants	(7,211)	(69,012)	–	–	–	(76,223)
Transfer to right-of-use assets	(107,368)	(495)	–	–	–	(107,863)
Transfer to intangible assets *(Note 6)*	–	–	–	–	(63,370)	(63,370)
Transfer to investment properties *(Note 8)*	(179,564)	–	–	–	–	(179,564)
Transfer from right-of-use assets	–	1,674,260	–	–	–	1,674,260
Additions	576,107	636,555	47,527	12,944	9,351,884	10,625,017
Disposal of subsidiaries	(85,851)	(73,432)	(3,270)	(239)	–	(162,792)
Disposals	(79,280)	(378,817)	(19,672)	(939)	(70,201)	(548,909)
Depreciation	(1,852,041)	(5,121,970)	(103,126)	(23,639)	–	(7,100,776)
Impairment losses	(105,346)	(153,394)	(14)	(185)	(415)	(259,354)
Currency translation differences	89	103	17	46	–	255
Closing net carrying amount	40,777,331	49,487,287	429,581	354,825	12,359,952	103,408,976
As at 31 December 2019						
Cost	60,216,498	101,630,516	2,284,564	830,866	12,511,787	177,474,231
Accumulated depreciation and impairment	(19,439,167)	(52,143,229)	(1,854,983)	(476,041)	(151,835)	(74,065,255)
Net carrying amount	40,777,331	49,487,287	429,581	354,825	12,359,952	103,408,976

(Amounts expressed in thousands of RMB

7 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the year ended 31 December 2020, depreciation expenses recognised in profit or loss were analysed as follows:

	31 December 2020	31 December 2019 (Restated)
Cost of sales	**6,991,119**	6,930,180
General and administrative expenses	**123,521**	163,989
Research and development expenses	**32,395**	–
Selling and distribution expenses	**5,135**	6,607
	7,152,170	7,100,776

As at 31 December 2020, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB7,616 million (31 December 2019: RMB7,315 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of these buildings as at the date of approval of these financial statements.

As at 31 December 2020, the carrying value of the above buildings only represented approximately 3.65% of the Group's total asset value (31 December 2019: 3.60% (restated)). Management considers that it is probable that the Group will be able to obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2020, interest expenses of RMB124 million (2019: RMB289 million) (Note 29) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at annual rates ranging from 4.00% to 6.68% (2019: 4.00% to 6.96%) (Note 29), and were included in additions to property, plant and equipment.

(Amounts expressed in thousands of RMB

7 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

As at 31 December 2020, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB5,191 million (31 December 2019: RMB4,946 million) for bank and other borrowings as set out in Note 24 to the financial statements.

As at 31 December 2020, the carrying value of temporarily idle property, plant and equipment of the Group was RMB750 million (31 December 2019: RMB952 million).

Impairment testing for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying values of these individual plants or entities were compared to the recoverable amounts of the CGUs, which were based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment testing include the future prices of aluminum and alumina and the discount rate. Management determined these key assumptions based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2019: 10.16%) that reflects specific risks related to the CGUs as discount rate. These estimates and judgments may be affected by unexpected changes in the future market or economic conditions.

In addition to the CGUs for which impairment was tested based on value-in-use, the Group also assessed the recoverable amounts for property, plant and equipment to be disposed or abandoned soon, and recognised impairment losses of RMB417 million in 2020 (2019: RMB259 million).

(Amounts expressed in thousands of RMB

8 INVESTMENT PROPERTIES

	Buildings	Land use rights	Total
Year ended 31 December 2020			
Opening net carrying amount	**414,168**	**1,089,098**	**1,503,266**
Additions	**–**	**–**	**–**
Transfer from property, plant and equipment *(Note 7)*	**78,135**	**–**	**78,135**
Transfer from right-of-use assets *(Note 20)*	**–**	**45,885**	**45,885**
Disposals	**–**	**(1,005)**	**(1,005)**
Depreciation	**(10,814)**	**(13,591)**	**(24,405)**
Closing net carrying amount	**481,489**	**1,120,387**	**1,601,876**
As at 31 December 2020			
Cost	**601,850**	**1,221,710**	**1,823,560**
Accumulated depreciation and impairment	**(120,361)**	**(101,323)**	**(221,684)**
Net carrying amount	**481,489**	**1,120,387**	**1,601,876**



(Amounts expressed in thousands of RMB

8 INVESTMENT PROPERTIES (CONTINUED)

	Buildings	Land use right	Total
Year ended 31 December 2019			
Opening net carrying amount	235,974	920,032	1,156,006
Additions	44,063	–	44,063
Transfer from property, plant and equipment *(Note 7)*	179,564	–	179,564
Transfer from right-of-use assets *(Note 20)*	–	239,765	239,765
Disposal	(36,949)	(52,537)	(89,486)
Depreciation	(8,484)	(18,075)	(26,559)
Impairment loss	–	(87)	(87)
Closing net carrying amount	414,168	1,089,098	1,503,266
As at 31 December 2019			
Cost	508,705	1,159,343	1,668,048
Accumulated depreciation and impairment	(94,537)	(70,245)	(164,782)
Net carrying amount	414,168	1,089,098	1,503,266

The Group's investment properties consist of land use rights held for rental income and buildings leased to third parties under operating leases.

As at 31 December 2020, the Group was in the process of applying for the ownership certificates of investment properties with a net carrying value of RMB59 million(31 December 2019: RMB255 million). There have been no litigations, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2020, the carrying value of these investment properties only represented approximately 0.03% of the total asset value of the Group (31 December 2019: 0.13%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the rights to use the above investment properties, and that there is no material adverse impact on the overall financial position of the Group.

(Amounts expressed in thousands of RMB

8 INVESTMENT PROPERTIES (CONTINUED)

As at 31 December 2020, the fair value of the buildings was approximately RMB926 million (31 December 2019: RMB1,071 million) which was estimated based on the market price of comparable buildings in the nearby area. The directors of the Company estimated that the fair value of the land use right was approximately RMB1,296 million (31 December 2019: RMB1,269 million), which was determined based on the transaction prices for similar lands nearby.

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a) Investments in joint ventures

Movements in investments in joint ventures are as follows:

	31 December 2020	31 December 2019
As at 1 January	**3,385,582**	3,393,349
Capital injections	**4,333**	50,000
Disposal	**–**	(114,604)
Share of profits for the year	**180,502**	270,115
Share of changes in reserves	**1,491**	8,746
Dividends declared	**(197,355)**	(222,024)
Impairment	**–**	–
As at 31 December	**3,374,553**	3,385,582

As at 31 December 2020, all joint ventures of the Group were unlisted.

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a) Investments in joint ventures (Continued)

As at 31 December 2020, particulars of the Group's material joint venture is as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Effective equity interest held: Ownership interest	Voting power	Profit sharing
Guangxi Huayin Aluminum Co.,Ltd. *("Guangxi Huayin") (廣西華銀鋁業有限公司)	PRC/Mainland China	2,441,987	Manufacturing	33%	33%	33%

* Guangxi Huayin, which is considered a material joint venture of the Group, is accounted for using the equity method.

The English names represent the best effort by management of the Group in translating the Chinese names of the companies as they do not have official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a) Investments in joint ventures (Continued)

The following table illustrates the summarised financial information in respect of Guangxi Huayin:

	31 December 2020	31 December 2019 (Restated)
Cash and cash equivalents	**247,680**	261,447
Other current assets	**970,096**	1,222,290
Current assets	**1,217,776**	1,483,737
Non-current assets	**5,361,592**	5,249,101
Financial liabilities	**750,000**	1,106,593
Other current liabilities	**772,700**	960,077
Current liabilities	**1,522,700**	2,066,670
Non-current liabilities	**580,419**	414,299
Net assets	**4,476,249**	4,251,869

(Amounts expressed in thousands of RMB unless otherwise stated)

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a) Investments in joint ventures (Continued)

	31 December 2020	31 December 2019 (Restated)
Reconciliation to the Group's interest in the joint venture:		
Proportion of the Group's ownership	**33.00%**	33.00%
Group's share of net assets of the joint venture	**1,477,162**	1,403,117
Carrying amount of the investment	**1,477,162**	1,403,117
Revenue	**4,631,737**	5,226,893
Gross profit	**800,965**	1,303,254
Interest income	**7,388**	9,781
Depreciation and amortisation	**531,512**	525,109
Interest expenses	**51,855**	63,351
Profit before income tax	**195,189**	621,315
Income tax	**21,152**	79,300
Other comprehensive income	**–**	–
Total comprehensive income for the year	**174,037**	542,015
Dividend received	**99,000**	198,000

(Amounts expressed in thousands of RMB

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(a) Investments in joint ventures (Continued)

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	31 December 2020	31 December 2019
Share of the joint ventures' profits for the year	**121,120**	91,250
Share of the joint ventures' total comprehensive income	**121,120**	91,250
Aggregate carrying amount of the Group's investments in joint ventures	**1,897,391**	1,870,538

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.



(Amounts expressed in thousands of RMB unless otherwise stated)

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b) Investments in associates

Movements in investments in associates are as follows:

	31 December 2020	31 December 2019
As at 1 January	**9,512,401**	6,363,462
Investment to Yunnan Aluminum	**–**	1,491,736
Investment to Heqing Yixin Aluminum Industry Co.,Ltd. (鶴慶溢鑫鋁業有限公司) ("Yixin Aluminum")	**–**	941,160
Capital injections, other than to Yunnan Aluminum and Yixin Aluminum	**–**	729,368
Subsidiaries changed into associates	**7,473**	16,283
Capital reduction	**(14,850)**	(20,250)
Share of profits for the year	**145,737**	48,767
Dividends declared	**(480,397)**	(50,314)
Share of changes in reserves	**3,046**	(7,811)
As at 31 December	**9,173,410**	9,512,401

As at 31 December 2020, except for Yunnan Aluminium, all associates of the Group were unlisted.

As at 31 December 2020, no associate was individually material to the Group except for Yunnan Aluminum.

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b) Investments in associates (Continued)

As at 31 December 2020, particulars of the Group's material associate is as follows:

Name	Place of establishment and operation	Registered and paid-in capital	Principal activities	Effective equity interest held: Ownership interest	Voting power	Profit sharing
Yunnan Aluminum	PRC/Mainland China	3,128,207	Manufacturing	10.04%	10.04%	10.04%

Yunnan Aluminum, which is considered a material associate of the Group, is accounted for using the equity method.

The English names represent the best effort by management of the Group in translating the Chinese names of the companies as they do not have official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b) Investments in associates (Continued)

The following table illustrates the summarised financial information in respect of Yunnan Aluminum:

	31 December 2020	31 December 2019
Cash and cash equivalents	**1,186,778**	4,052,271
Other current assets	**4,848,942**	5,081,477
Current assets	**6,035,720**	9,133,748
Non-current assets	**39,960,249**	35,706,818
Financial liabilities	**5,632,439**	8,502,318
Other current liabilities	**11,728,170**	12,012,348
Current liabilities	**17,360,609**	20,514,666
Non-current liabilities	**10,658,126**	7,254,037
Net assets	**17,977,234**	17,071,863
Non-controlling interests	**2,504,346**	2,213,934

(Amounts expressed in thousands of RMB

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b) Investments in associates (Continued)

	31 December 2020	31 December 2019
Reconciliation to the Group's interest in the associate:		
Proportion of the Group's ownership	**10.04%**	10.04%
Group's share of net assets of the associate	**1,553,478**	1,491,736
Carrying amount of the investment	**1,553,478**	1,491,736
Revenue	**29,567,864**	24,283,623
Gross profit	**4,084,535**	3,241,005
Interest income	**35,345**	46,865
Depreciation and amortisation	**1,571,308**	1,381,066
Interest expenses	**649,600**	945,786
Profit before income tax	**1,032,497**	596,546
Income tax	**122,384**	51,340

(Amounts expressed in thousands of RMB unless otherwise stated)

9 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES (CONTINUED)

(b) Investments in associates (Continued)

	31 December 2020	31 December 2019
Other comprehensive income	**(36,602)**	28,183
Total comprehensive income for the year	**873,511**	573,389
Dividend received	**–**	–

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	31 December 2020	31 December 2019 (Restated)
Share of the associates' profits	**83,518**	48,767
Share of the associates' total comprehensive income	**83,518**	48,767
Aggregate carrying amount of the Group's investments in the associates	**7,619,932**	8,020,665

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

As at 31 December 2020, the Group had pledged investments in associates amounting to RMB396 million (31 December 2019: RMB539 million) as set out in Note 24 to the financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

10 OTHER FINANCIAL ASSETS MEASURED AT FAIR VALUE

	31 December 2020	31 December 2019
Listed equity investments, at fair value		
Dongxing securities Co., Ltd.(東興證券股份有限公司)	**8,812**	8,853
Unlisted equity investments, at fair value		
Sanmenxia Dachang Mining Co., Ltd.(三門峽達昌礦業有限公司)	**20,921**	20,905
Inner Mongolia Ganqimaodu Port Development Co., Ltd.(內蒙古甘其毛都港務發展股份有限公司)	**16,669**	30,410
Yinchuan Economic and Technological Development Zone Investment Holding Co., Ltd. (銀川經濟技術開發區投資控股有限公司)	**17,234**	20,000
China Color International Alumina Development Co., Ltd.(中色國際氧化鋁開發有限公司)	**6,636**	6,614
Luoyang Jianyuan Mining Co., Ltd. (洛陽建元礦業有限公司)	**4,975**	4,960
NingXia Electric Power Trading Center Co., Ltd(寧夏電力交易中心有限公司)	**4,305**	–
Ningxia Ningdian Logistics Transportation Co., Ltd.(寧夏寧電物流運輸有限公司)	**1,641**	1,640
Chinalco Innovative Development Investment Company Limited ("Chinalco Innovative") (中鋁創新開發投資有限公司)	**329,234**	365,681
Size Industry Investment Fund (Note)	**980,498**	1,653,251
Fangchenggang Chisha Pier Co., Ltd.(防城港赤沙碼頭有限公司)	**700**	700
Xingxian Shengxing Highway Investment Management Co., Ltd. (興縣盛興公路投資管理有限公司)	**135,079**	126,237
	1,517,891	2,230,398
	1,526,703	2,239,251

The above equity investments were irrevocably designated at fair value through other comprehensive income as the Group considers these investments to be strategic in nature.

Note:

During the year ended 31 December 2020, size Industry Investment Fund repaid capital of RMB700 million, and dividend income of RMB82 million. The remaining capital balance was all repaid in February 2021

(Amounts expressed in thousands of RMB unless otherwise stated)

11 DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended 31 December 2020 without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Provision for impairment	Accrued expenses	Tax losses	Unrealised profit at consolidation	Others	Total
As at 31 December 2018	385,843	242,370	616,237	169,876	182,370	1,596,696
Business combination under common control	71	270	–	–	5	346
As at 1 January 2019 (Restated)	385,914	242,640	616,237	169,876	182,375	1,597,042
Acquisition of subsidiaries	190	(31)	–	–	7	166
Credit/(charged) to profit or loss	59,218	(33,214)	(40,047)	(521)	(2,955)	(17,519)
As at 31 December 2019	445,322	209,395	576,190	169,355	179,427	1,579,689
As at 1 January 2020	**445,322**	**209,395**	**576,190**	**169,355**	**179,427**	**1,579,689**
Acquisition of subsidiaries	**–**	**–**	**–**	**–**	**36**	**36**
Credit/(charged) to profit or loss	**65,196**	**(99,810)**	**(105,811)**	**56,731**	**51,116**	**(32,578)**
As at 31 December 2020	**510,518**	**109,585**	**470,379**	**226,086**	**230,579**	**1,547,147**

(Amounts expressed in thousands of RMB unless otherwise stated)

11 DEFERRED TAX (CONTINUED)

Movements in deferred tax liabilities:

	Interest capitalisation	Fair value changes of financial assets	Depreciation and amortisation	Fair value adjustments arising from acquisition of subsidiaries	total
As at 1 January 2019	43,832	5,606	32,489	1,784,919	1,866,846
Exchange realignment	–	–	–	416	416
Credited to other comprehensive income	–	14,642	–	–	14,642
Credited to profit or loss	(5,825)	(12,517)	(8,616)	(85,247)	(112,205)
As at 31 December 2019	38,007	7,731	23,873	1,700,088	1,769,699
As at 1 January 2020	**38,007**	**7,731**	**23,873**	**1,700,088**	**1,769,699**
Exchange realignment	**–**	**–**	**–**	**(1,406)**	**(1,406)**
Charged to other comprehensive income	**–**	**(3,066)**	**–**	**–**	**(3,066)**
Acquisition of subsidiaries	**–**	**–**	**–**	**1,274**	**1,274**
Credited/(charged) to profit or loss	**(12,167)**	**4,235**	**13,234**	**(268,804)**	**(263,502)**
As at 31 December 2020	**25,840**	**8,900**	**37,107**	**1,431,152**	**1,502,999**

The temporary differences associated with investments in the Group's associates and joint ventures, for which a deferred tax liability has not been recognised in the periods presented, aggregate to RMB317 million (2019: RMB827 million), considering dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Group has no plan to dispose any of these investees in the foreseeable future.

(Amounts expressed in thousands of RMB

11 DEFERRED TAX (CONTINUED)

For presentation purposes, certain deferred tax assets and liabilities have been offset in the consolidated statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	31 December 2020	31 December 2019 (Restated)
Net deferred tax assets	**1,481,235**	1,522,729
Net deferred tax liabilities	**1,437,087**	1,712,739

As at 31 December 2020, the Group has not recognised deferred tax assets of RMB1,514 million (31 December 2019: RMB1,467 million) in respect of accumulated tax losses amounting to RMB6,593 million (31 December 2019: RMB6,210 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB2,032 million (31 December 2019: RMB2,287 million) in respect of deductible temporary differences amounting to RMB8,848 million (31 December 2019: RMB9,160 million) as it was considered not probable that those assets would be realised.

As at 31 December 2020, the expiry profile of these tax losses not recognised for deferred tax assets was analysed as follows:

	31 December 2020	31 December 2019 (Restated)
Expiring in		
2020	**–**	690,646
2021	**213,992**	958,188
2022	**795,012**	1,211,002
2023	**882,156**	997,376
2024	**2,110,447**	2,353,070
2025	**2,591,903**	–
	6,593,510	6,210,282

(Amounts expressed in thousands of RMB unless otherwise stated)

12 OTHER NON-CURRENT ASSETS

	31 December 2020	31 December 2019 (Restated)
Financial assets		
– Long-term receivables	**127,754**	128,673
Prepayment for mining rights	**809,722**	813,822
Long-term prepaid expenses	**654,291**	650,062
Deferred losses for sale and leaseback transactions*	**396,368**	766,546
Others	**1,177,785**	849,819
	3,038,166	3,080,249
	3,165,920	3,208,922

* As disclosed in Note 20, the Group entered into several sale and leaseback agreements which constitute finance leases in previous years. The deferred losses arising from the sale are classified as other non-current assets and were amortised over the useful lives of the assets leased back.

As at 31 December 2020 and 31 December 2019, long-term receivables were denominated in RMB and non-interest-bearing.

(Amounts expressed in thousands of RMB unless otherwise stated)

13 INVENTORIES

	31 December 2020	31 December 2019 (Restated)
Raw materials	**7,450,822**	6,825,871
Work-in-progress	**7,290,838**	7,847,599
Finished goods	**4,830,076**	4,501,633
Spare parts	**789,136**	842,734
Packaging materials and others	**25,709**	57,870
	20,386,581	20,075,707
Less: provision for impairment of inventories	**(529,827)**	(560,066)
	19,856,754	19,515,641

Movements in the provision for impairment of inventories are as follows:

	31 December 2020	31 December 2019 (Restated)
As at 1 January	**560,066**	811,197
Provision for impairment of inventories	**1,492,153**	1,503,406
Disposal of subsidiary	**–**	(772)
Reversal arising from increase in net realisable value	**(170,766)**	(340,134)
Written off upon sales of inventories	**(1,351,626)**	(1,413,631)
As at 31 December	**529,827**	560,066

As at 31 December 2020 and 31 December 2019, no inventories were pledged for any borrowings.

(Amounts expressed in thousands of RMB

14 TRADE RECEIVABLES AND NOTES RECEIVABLE

	31 December 2020	31 December 2019 (Restated)
Trade receivables	**5,680,558**	5,290,178
Less: impairment	**(933,563)**	(715,597)
	4,746,995	4,574,581
Notes receivable	**4,546,223**	2,844,637
	9,293,218	7,419,218

As at 31 December 2020, other than trade and notes receivables amounting to RMB685 million denominated in USD (31 December 2019: RMB1,111 million which were denominated in USD), all other trade and notes receivables were denominated in RMB.

Trade and notes receivables due from the Group's joint ventures and associates amounted to RMB800 million (31 December 2019: RMB788 million) and RMB17 million (31 December 2019: RMB0.03 million), respectively, which are payable on credit terms comparable to those offered to the major customers of the Group.

As at 31 December 2020, the Group pledged notes receivable amounting to RMB1,499 million (31 December 2019: RMB667 million) as set out in Note 24 to the financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

14 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Trade receivables and notes receivable are non-interest-bearing and generally with credit terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payment. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at 31 December 2020, the ageing analysis of trade receivables based on invoice date was as follows:

	For the year ended 31 December	
	2020	2019 (Restated)
Within 1 year	**2,978,123**	2,923,616
Between 1 and 2 years	**1,031,050**	742,477
Between 2 and 3 years	**183,288**	377,836
Over 3 years	**1,488,097**	1,246,249
	5,680,558	5,290,178
Less: loss allowance for impairment	**(933,563)**	(715,597)
	4,746,995	4,574,581

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groups of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions The Group also assesses impairment loss individually if there is evidence of significant increases in credit risk at an individual level..

(Amounts expressed in thousands of RMB

14 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Set out below is the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

	As at 31 December 2020		
	Gross carrying amount	Expected credit losses	Expected credit losses loss rate(%)
Alumina and primary aluminum			
Within 1 year	245,345	7,104	2.90
Between 1 and 2 years	126,165	12,084	9.58
Between 2 and 3 years	13,153	2,325	17.68
Over 3 years	108,590	103,207	95.04
	493,253	124,720	/
Trading			
Within 1 year	401,267	9,753	2.43
Between 1 and 2 years	1,132	110	9.72
Between 2 and 3 years	–	–	/
Over 3 years	4,660	4,635	99.46
	407,059	14,498	/
Energy			
Within 1 year	231,232	1,204	0.52
Between 1 and 2 years	33,024	1,710	5.18
Between 2 and 3 years	28,177	4,806	17.06
Over 3 years	47,084	44,493	94.50
	339,517	52,213	/

(Amounts expressed in thousands of RMB unless otherwise stated)

14 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

	As at 31 December 2020		
	Gross carrying amount	Expected credit losses	Expected credit losses loss rate(%)
Corporate and other operating segments			
Within 1 year	22,600	1,774	7.85
Between 1 and 2 years	2,339	635	27.15
Between 2 and 3 years	13,320	5,010	37.61
Over 3 years	1,593	1,346	84.49
	39,852	8,765	/
	1,279,681	200,196	
Individually assessed trade receivables	4,400,877	733,367	
	5,680,558	933,563	

(Amounts expressed in thousands of RMB unless otherwise stated)

14 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

Set out below is the information about individually assessed trade receivables:

	As at 31 December 2020		
	Gross carrying amount	**Expected credit losses**	**Expected credit losses loss rate(%)**
State Grid Ningxia Electric Power Company	**2,077,715**	**5,704**	**0.27**
China Aluminum ZiBo International Trading Co.,Ltd	**727,682**	**–**	**–**
Zhuhai Hongfan nonferrous metal Chemical Co., Ltd	**270,419**	**270,419**	**100.00**
Wiseson Resources (Singapore) PTE., LTD	**266,345**	**266,345**	**100.00**
Aluminum Industry Co., Ltd., Luoyang, Henan	**247,163**	**10,005**	**4.05**
Xinjiang Jiarun Resources Holdings Co., Ltd.	**230,189**	**–**	**–**
Inner Mongolia Power (Group) Co., Ltd.	**214,471**	**506**	**0.24**
Guizhou Jinpingguo Aluminum Rod Co., Ltd.	**111,138**	**65,946**	**59.34**
Others	**255,755**	**114,442**	**44.75**
	4,400,877	**733,367**	**/**

The Group has no individual provision for impairment of notes receivables. The Group measures the provision for loss on the basis of expected credit losses. The Group considers that notes receivables are not exposed to significant credit risk and has limited default risk.

Movements in the loss allowance for impairment of trade receivables are as follows:

	31 December 2020	31 December 2019 (Restated)
As at 1 January	**715,597**	659,261
Impairment loss	**403,633**	237,504
Write off	**(122,786)**	(97,554)
Reversal	**(64,661)**	(83,095)
Others	**1,780**	481
As at 31 December	**933,563**	716,597

(Amounts expressed in thousands of RMB unless otherwise stated)

15 OTHER CURRENT ASSETS

	31 December 2020	31 December 2019 (Restated)
Financial assets		
– Deposits paid to suppliers	**558,073**	501,918
– Dividends receivable	**412,736**	58,092
– Receivables from disposal of assets	**20,950**	1,969,833
– Entrusted loans and loans receivable from third parties	**1,530,452**	1,544,070
– Entrusted loans and loans receivable from related parties	**1,264,423**	1,309,095
– Interest receivables	**39,531**	40,936
– Recoverable reimbursement for freight charges	**283,460**	223,884
– Receivable of electricity price adjustment	**494,595**	619,206
– Receivable from disposal of aluminium capacity quota	**538,655**	–
– Other financial assets	**1,064,763**	1,093,480
	6,207,638	7,360,514
Less: impairment allowance	**(2,224,511)**	(1,696,735)
	3,983,127	5,663,779
Advances to employees	**17,043**	17,207
Deductible input value added tax receivables	**1,379,288**	2,424,648
Prepaid income tax	**116,574**	93,093
Prepayments to related parties for purchases	**79,435**	229,324
Prepayments to suppliers for purchases and others	**725,776**	635,363
Others	**49,598**	118,100
	2,367,714	3,517,735
Less: impairment allowance	**(1,621)**	(2,715)
	2,366,093	3,515,020
Total other current assets	**6,349,220**	9,178,799

(Amounts expressed in thousands of RMB unless otherwise stated)

15 OTHER CURRENT ASSETS (CONTINUED)

As at 31 December 2020, except for amounts included in other current assets amounting to RMB152 million, which were denominated in USD (31 December 2019: other current assets amounting to RMB37 million denominated in USD), remaining amounts in other current assets were denominated in RMB.

As at 31 December 2020, except for entrusted loans and loans receivable (31 December 2019: except for entrusted loans and loans receivable) which were interest-bearing assets, all amounts in other current assets were non-interest-bearing (31 December 2019: all non-interest-bearing).

As at 31 December 2020, the ageing analysis of financial assets included in other current assets was as follows:

	31 December 2020	31 December 2019 (Restated)
Within 1 year	**2,386,289**	1,443,338
Between 1 and 2 years	**142,887**	882,798
Between 2 and 3 years	**191,228**	151,974
Over 3 years	**3,487,234**	4,882,404
	6,207,638	7,360,514
Less: provision for impairment	**(2,224,511)**	(1,696,735)
	3,983,127	5,663,779



(Amounts expressed in thousands of RMB unless otherwise stated)

15 OTHER CURRENT ASSETS (CONTINUED)

Movements in the provision for impairment in other current assets are as follows:

	2020	2019 (Restated)
At beginning of year	**1,699,450**	1,744,503
Impairment loss	**656,873**	42,897
Write off	**(113,180)**	(62,318)
Reversal	**(17,011)**	(26,290)
Others	**–**	658
As at 31 December	**2,226,132**	1,699,450

Financial assets included in other current assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs.

As at 31 December 2019 (Restated)	**Gross carrying amount**	**Expected credit losses**
Stage 1 – 12 months expected credit loss	**2,218,891**	**5,961**
Stage 2 – life time expected credit loss	**578,213**	**14,966**
Stage 3 – life time expected credit loss with credit-impaired	**3,410,534**	**2,203,584**
	6,207,638	**2,224,511**

(Amounts expressed in thousands of RMB unless otherwise stated)

15 OTHER CURRENT ASSETS (CONTINUED)

As at 31 December 2019	Gross carrying amount	Expected credit losses
Stage 1 – 12 months expected credit loss	1,524,602	–
Stage 2 – life time expected credit loss	4,097,994	82,070
Stage 3 – life time expected credit loss with credit-impaired	1,737,918	1,614,665
	7,360,514	1,696,735

16 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	31 December 2020	31 December 2019 (Restated)
Restricted cash	**1,056,037**	1,305,781
Cash and cash equivalents	**9,631,152**	7,778,853
	10,687,189	9,084,634

Reconciliation to the consolidated statement of cash flow:

The above figures reconcile to the amount of cash and cash equivalent shown in the consolidated statement of cash flows at the end of the financial year as follows:

	31 December 2020	31 December 2019 (Restated)
Balances shown in the consolidated balance sheet	**9,631,152**	7,778,853
Bank overdrafts	**(899,955)**	–
Balances per consolidated statement of cash flows	**8,731,197**	7,778,853

(Amounts expressed in thousands of RMB unless otherwise stated)

16 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH (CONTINUED)

Restricted cash mainly represented deposits held for use in issued notes payable and letters of credit.

As at 31 December 2020, cash and cash equivalent and restricted cash of the Group were denominated in the following currencies:

	31 December 2020	31 December 2019 (Restated)
RMB	**9,581,174**	7,878,530
USD	**1,095,713**	1,195,720
HKD	**2,763**	4,423
EUR	**2,055**	1,943
Others	**5,484**	4,018
	10,687,189	9,084,634

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances, time deposits and restricted cash are deposited with creditworthy banks with no recent history of default.

17 SHARE CAPITAL

As at 31 December 2019 and 31 December 2020, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company's authorised and issued ordinary shares was 17,022,672,951 at par value of RMB1.00 per share as at 31 December 2020.

(Amounts expressed in thousands of RMB unless otherwise stated)

18 RESERVES

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the financial statements.

19 INTEREST-BEARING LOANS AND BORROWINGS

	31 December 2020	31 December 2019 (Restated)
Long-term loans and borrowings		
Lease liabilities *(Note 20)*	**7,086,151**	8,369,262
Medium-term notes and bonds *(Note (b))*		
– Unsecured	**18,975,379**	16,736,755
Long-term bank and other loans *(Note (a))*		
– Secured *(Note (f))*	**9,216,299**	13,254,721
– Guaranteed *(Note (e))*	**4,846,446**	3,948,400
– Unsecured	**28,951,819**	21,632,766
	43,014,564	38,835,887
Total long-term loans and borrowings	**69,076,094**	63,941,904
Current portion of lease liabilities *(Note 20)*	**(828,272)**	(1,358,654)
Current portion of medium-term notes and bonds	**(7,100,711)**	–
Current portion of long-term bank and other loans	**(3,629,014)**	(3,339,687)
	(11,557,997)	(4,698,341)
Non-current portion of long-term loans and borrowings	**57,518,097**	59,243,563

(Amounts expressed in thousands of RMB unless otherwise stated)

19 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	31 December 2020	31 December 2019 (Restated)
Short-term loans and borrowings		
Bank and other loans *(Note (c))*		
– Secured *(Note (f))*	**863,738**	465,000
– Guaranteed *(Note (e))*	**50,000**	–
– Unsecured*	**19,824,292**	20,773,166
	20,738,030	21,238,166
Short-term bonds, unsecured *(Note (d))*	**2,411,256**	9,331,488
Gold leasing arrangements	**–**	7,018,609
Current portion of lease liabilities *(Note 20)*	**828,272**	1,358,654
Current portion of medium-term notes	**7,100,711**	–
Current portion of long-term bank and other loans	**3,629,014**	3,339,687
	13,969,253	21,048,438
Total short-term borrowings and current portion of long-term loans and borrowings	**34,707,283**	42,286,604

As at 31 December 2020, except for loans and borrowings of the Group amounting to RMB15 million (31 December 2019: RMB17 million) and RMB1,312 million (31 December 2019: RMB4,006 million) which were denominated in JPY and USD, respectively, all loans and borrowings were denominated in RMB.

As at 31 December 2020, included in the Group's interest-bearing loans and borrowings are amounts due to subsidiaries of Chinalco RMB4,229 million (31 December 2019: RMB4,181 million), as set out in Note 36(b). There were no interest-bearing loans and borrowings obtained from joint ventures and associates as at 31 December 2020 and 2019.

(Amounts expressed in thousands of RMB unless otherwise stated)

19 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

As at 31 December 2020, Shangdong Huayu Alloy Materials Co. Ltd. ("Shangdong Huayu"), a subsidiary of the Company did not repay short-term secured bank loans with principal amount of RMB583 million, which resulted in an event of default. In October 2020, the lending bank has applied to and obtained approval from the Intermediate Court of Linyi City, Shangdong Province ("Linyi Court") of enforcing their rights through selling Shangdong Huayu's transferrable quota eligible for production of 135,000 tons aluminium products in the PRC through public tender. Yunnan Aluminium, an associate of RMB539 million. The consideration in cash was received by Linyi Court before the year end, which will be transferred to the lending banks for repayment of the bank loans.

Note:

(a) Long-term bank and other loans

(i) The maturity of long-term bank and other loans is set out below:

	Loans from banks and other financial institutions		Other loans		Total of long-term bank and other loans	
	31 December 2020	31 December 2019 2020 (Restated)	**31 December 2019**	31 December 2020 (Restated)	**31 December 2019**	31 December 2019 (Restated)
Within 1 year	**3,626,564**	3,337,202	**2,450**	2,485	**3,629,014**	3,339,687
Between 1 and 2 years	**6,700,237**	7,523,290	**2,450**	2,485	**6,702,687**	7,525,775
Between 2 and 5 years	**15,630,739**	9,151,573	**7,350**	7,455	**15,638,089**	9,159,028
Over 5 years	**17,042,324**	18,806,428	**2,450**	4,969	**17,044,774**	18,811,397
	42,999,864	38,818,493	**14,700**	17,394	**43,014,564**	38,835,887

(ii) Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended 31 December 2020 was 4.9% (2019: 5.2%).

(Amounts expressed in thousands of RMB

19 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note: (Continued)

(b) Medium-term notes and bonds

Outstanding medium-term bonds and private placement notes of the Group as at 31 December 2020 are summarised as follows:

	Face value (RMB)/maturity	Effective interest rate	31 December 2020	31 December 2019
2018 Medium-term notes	2,000,000/2021	5.84%	**1,998,802**	1,992,339
2019 Medium-term bonds	2,000,000/2024	4.31%	**1,985,264**	1,982,228
2018 Medium-term bonds	1,100,000/2021	4.66%	**1,099,284**	1,098,218
2018 Medium-term bonds	900,000/2023	5.06%	**898,807**	898,315
2018 Medium-term bonds	1,400,000/2021	4.30%	**1,398,160**	1,397,319
2018 Medium-term bonds	1,600,000/2023	4.57%	**1,597,071**	1,596,192
2019 Medium-term bonds	2,000,000/2022	3.84%	**1,999,196**	1,998,604
2019 Medium-term bonds	1,000,000/2022	3.50%	**1,997,265**	1,997,097
2019 Medium-term bonds	900,000/2023	4.99%	**999,623**	999,462
2020 Medium-term bonds	900,000/2023	3.04%	**897,972**	–
2020 Medium-term bonds	500,000/2025	3.31%	**499,853**	–
2020 Medium-term bonds	1,000,000/2023	3.07%	**999,617**	–
2018 Hong Kong Medium-term bonds	2,785,840/2021	5.25%	**2,604,466**	2,776,981
			18,975,379	16,736,755

Medium-term notes and bonds were issued for capital expenditure and operating cash flows purposes, as well as for the purpose of re-financing of bank loans.

(c) Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year ended 31 December 2020 was 3.46% (2019: 4.29%).

(Amounts expressed in thousands of RMB unless otherwise stated)

19 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note: (Continued)

(d) Short-term bonds

Outstanding short-term bonds as at 31 December 2020 are summarised as follows:

	Face value (RMB)/maturity	**Effective interest rate**	**31 December 2020**	31 December 2019 (Restated)
Ningxia short-term bonds	300,000/2020	3.97%	**–**	300,000
Short-term bonds	1,000,000/2020	2.45%	**–**	1,008,161
Short-term bonds	2,000,000/2020	2.63%	**–**	2,013,127
Short-term bonds	3,000,000/2020	2.00%	**–**	3,008,384
Short-term bonds	3,000,000/2020	2.30%	**–**	3,001,816
Short-term bonds	500,000/2021	1.40%	**501,781**	–
Short-term bonds	1,000,000/2021	2.30%	**1,002,925**	–
Short-term bonds	500,000/2021	1.20%	**500,553**	–
Short-term bonds	400,000/2021	2.46%	**405,997**	–
			2,411,256	9,331,488

All the above short-term bonds were issued for working capital needs.

(Amounts expressed in thousands of RMB

19 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

Note: (Continued)

(e) Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

Guarantors	31 December 2020	31 December 2019
Long-term loans		
Yinyi Fengdian, Neimenggu, Alashan *(Note (iv))*	**144,000**	150,000
Ningxia Energy *(Note (i))*	**1,134,400**	1,274,400
Yinxing Energy *(Note (i))*	**19,000**	46,000
Baotou Aluminum Limited Company (包頭鋁業有限公司) and Baotou Communications Investment Group Limited Company (包頭交通投資集團有限公司) *(Note (ii))*	**1,137,500**	1,250,000
The Company and Hangzhou Jinjiang Group Limited Company ("Hangzhou Jinjiang", 杭州錦江集團有限公司) *(Note (iii))*	**–**	10,000
Hangzhou Jinjiang *(Note (v))*	**–**	123,500
Qingzhen Industrial Investment Co., Ltd. (清鎮市工業投資有限公司) (Note (v))	**–**	47,250
Guizhou Industrial Investment Group Co., Ltd. (貴州產業投資集團有限責任公司) *(Note (v))*	**–**	47,250
The Company	**2,411,546**	1,000,000
	4,846,446	3,948,400
Short-term loans		
Ningxia Energy *(Note (i))*	**50,000**	–
	4,896,446	3,948,400

Notes:

(i) The guarantor is a subsidiary of the Company.

(ii) The guarantors are a subsidiary of the Company and a third party respectively.

(iii) The guarantors are the Company and a third party respectively.

(iv) The guarantors are subsidiaries of the Company.

(v) The guarantor is a third party.

* The English names represent the best effort by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(f) The assets pledged for secured bank and other borrowings were set out in Note 24 to the financial statements.

(Amounts expressed in thousands of RMB unless otherwise stated)

20 LEASE

The Group as a lessee

The Group has lease contracts for various items of plant and machinery, motor vehicles and other equipment used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 20 to 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of plant and machinery generally have lease terms between 3 and 5 years, while motor vehicles generally have lease terms between 2 and 5 years. Other equipment generally has lease terms of 12 months or less and/or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group. There are several lease contracts that include extension and termination options and variable lease payments, which are further discussed below.

(a) Right-of-use assets

The carrying amounts of the Group's right-of-use assets and the movements during 2020 and 2019 are as follows:

	Buildings	Machinery	Land use rights	Total
As at 1 January 2020	287,255	3,756,305	11,846,877	15,890,437
Additions	15,023	8,831	52,925	76,779
Transfer from property, plant and equipment *(Note 7)*	–	–	885,141	885,141
Contract modification	(12,317)	–	(43,496)	(55,813)
Transfer to property, plant and equipment	–	(1,663,686)	–	(1,663,686)
Transfer to investment properties *(Note 8)*	–	–	(45,885)	(45,885)
Disposal	–	–	(15,792)	(15,792)
Depreciation	(54,792)	(321,464)	(391,297)	(767,553)
Impairment	–	(15,790)	–	(15,790)
As at 31 December 2020	235,169	1,764,196	12,288,473	14,287,838

(Amounts expressed in thousands of RMB unless otherwise stated)

20 LEASE (CONTINUED)

The Group as a lessee (Continued)

(a) Right-of-use assets (Continued)

	Buildings	Machinery	Land use rights	Total
As at 1 January 2019	396,499	6,128,291	11,452,061	17,976,851
Additions	21,203	11,606	1,215,049	1,247,858
Transfer to investment properties *(Note 8)*	–	–	(239,765)	(239,765)
Transfer to property, plant and equipment *(Note 7)*	–	(1,674,260)	–	(1,674,260)
Government grants	–	(107,441)	–	(107,441)
Contract modification	(45,507)	–	(137,358)	(182,865)
Disposals	–	–	(52,668)	(52,668)
Depreciation	(84,940)	(601,891)	(388,994)	(1,075,825)
Impairment losses	–	–	(1,448)	(1,448)
As at 31 December 2019	287,255	3,756,305	11,846,877	15,890,437

As at 31 December 2020, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB1,109 million (31 December 2019: RMB74 million). There has been no litigations, claims or assessments against the Group for compensation with respect to the use of land parcels to date. As at 31 December 2020, the carrying value of these land parcels only represented approximately 0.57% of the total asset value of the Group (31 December 2019: 0.04%). Management considers that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group has the right to use the above land, and that there is no material adverse impact on the overall financial position of the Group.

As at 31 December 2020, the Group has pledged land use rights at a net carrying value amounting to RMB1,232 million (2019: RMB373 million) for bank and other borrowings as set out in Note 24 to the financial statements.

(Amounts expressed in thousands of RMB

20 LEASE (CONTINUED)

The Group as a lessee (Continued)

(b) Lease liabilities

The carrying amount of lease liabilities (included under interest-bearing bank and other borrowings) and the movements during the year are as follows:

	Year ended 31 December 2020
Carrying amount at 1 January	8,369,262
New leases	54,109
Lease modification	(55,814)
Accretion of interest recognised during the year	466,796
Payments	(1,748,202)
Carrying amount at 31 December	7,086,151
Analysed into:	
Current portion	828,272
Non-current portion	6,257,879

(c) The amounts recognised in profit or loss in relation to leases are as follows:

	31 December 2020
Interest on lease liabilities	466,796
Depreciation charge of right-of-use assets	767,553
Expense relating to short-term leases	214,204
Expense relating to leases of low-value assets	39,130
Total amount recognised in profit or loss	1,487,683

(Amounts expressed in thousands of RMB

20 LEASE (CONTINUED)

The Group as a lessee (Continued)

(d) The total cash outflow for leases is disclosed in Notes 35(c), respectively, to the financial statements.

The Group as a lessor

Rental income recognised by the Group during the year was RMB330 million (2019: RMB318 million), details of which are included in Note 5 to the financial statements. In the opinions of the directors, the undiscounted lease payments receivable by the Group in future periods under non-cancellable operating leases are not material.

21 OTHER NON-CURRENT LIABILITIES

	31 December 2020	31 December 2019 (Restated)
Financial liabilities		
– Long-term payables for mining rights	**1,014,169**	1,108,075
– Other financial liabilities	**22,748**	45,412
	1,036,917	1,153,487
Obligations in relation to early retirement schemes *(Note (i))*	**217,864**	427,783
Deferred government grants	**182,221**	245,916
Deferred gain relating to sales and leaseback agreements	**58,844**	125,707
Contract liabilities	**182,859**	125,758
Provision for rehabilitation	**316,812**	131,248
Others	**152,041**	10,721
	1,110,641	1,067,133
	2,147,558	2,220,620

(Amounts expressed in thousands of RMB

21 OTHER NON-CURRENT LIABILITIES (CONTINUED)

Note:

(i) Obligations in relation to early retirement schemes

From 2014, certain subsidiaries and branches implemented early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertakes the obligations to pay the early retired employees' living expenses for no more than five years in the future on a monthly basis according to the early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of the local Social Security Office. Living expenses, social insurance and the housing fund are together referred to as "the payments". The payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate in China. The payments are discounted by the treasury bond rate of 31 December 2020. As at 31 December 2020, the current portion of the payments within one year was reclassified to "Other payables and accrued liabilities".

As at 31 December 2020, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	31 December 2020	31 December 2019 (Restated)
As at 1 January	**843,253**	1,295,453
Provision made during the year *(Note 30)*	**53,339**	210,428
Interest costs	**11,582**	18,260
Payment during the year	**(410,840)**	(680,888)
As at 31 December	**497,334**	843,253
Non-current	**217,864**	427,783
Current *(Note 22)*	**279,470**	415,470
	497,334	843,253



(Amounts expressed in thousands of RMB unless otherwise stated)

22 OTHER PAYABLES AND ACCRUED LIABILITIES

	31 December 2020	31 December 2019 (Restated)
Financial liabilities		
– Payable for capital expenditures	**4,677,705**	6,832,365
– Interest payable	**533,382**	494,341
– Payables withheld as guarantees and deposits	**1,748,356**	1,346,361
– Dividends payable by subsidiaries to non-controlling shareholders	**289,791**	518,360
– Consideration payable for investment projects	**23,740**	141,740
– Current portion of payables for mining rights	**460,101**	372,824
– Others	**1,254,375**	1,085,516
	8,987,450	10,791,507
Output value-added tax on pending	**271,963**	210,283
Taxes other than income taxes payable*	**797,251**	696,407
Accrued payroll and bonus	**71,486**	21,902
Staff welfare payables	**323,180**	258,654
Current portion of obligations in relation to early retirement schemes *(Note 21)*	**279,470**	415,470
Contribution payable for pension insurance	**22,935**	20,386
Others	**273**	999
	1,766,558	1,624,101
	10,754,008	12,415,608

* Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at 31 December 2020, except for other payables and accrued liabilities of the Group amounting to RMB92 million and RMB0.16 million which were denominated in USD and HKD, respectively (31 December 2019: RMB825 million and RMB0.25 million which were denominated in USD and HKD, respectively), all other payables and accrued liabilities were denominated in RMB.

(Amounts expressed in thousands of RMB unless otherwise stated)

23 TRADE AND NOTES PAYABLES

	31 December 2020	31 December 2019 (Restated)
Trade payables	**9,972,937**	7,882,265
Notes payable	**5,467,922**	4,726,541
	15,440,859	12,608,806

As at 31 December 2020, except for trade and notes payables of the Group amounting to RMB35 million which were denominated in USD (31 December 2019: RMB52 million in USD), all trade and notes payables were denominated in RMB (31 December 2019: all denominated in RMB).

The ageing analysis of trade and notes payables is as follows:

	31 December 2020	31 December 2019 (Restated)
Within 1 year	**14,923,453**	12,170,016
Between 1 and 2 years	**210,587**	229,221
Between 2 and 3 years	**119,587**	30,718
Over 3 years	**187,232**	178,851
	15,440,859	12,608,806

The trade and notes payables are non-interest-bearing and are normally settled within one year.

(Amounts expressed in thousands of RMB unless otherwise stated)

24 PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in Note 19. As at 31 December 2020, a summary of these pledged assets was as follows:

	31 December 2020	31 December 2019
Property, plant and equipment *(Note 7)*	**5,191,185**	4,946,338
Right-of-use assets *(Note 20)*	**1,232,491**	373,048
Intangible assets *(Note 6)*	**960**	757,269
Notes receivable *(Note 14)*	**1,499,260**	667,190
Investments in associates *(Note 9)*	**395,610**	538,787
	8,319,506	7,282,632

As at 31 December 2020, in addition to the loans and borrowings which were secured by the above assets, the current portion of long-term loans and borrowings amounting to RMB912 million (31 December 2019: RMB1,209 million), and the non-current portion of long-term loans and borrowings amounting to RMB5,976 million (31 December 2019: RMB10,265 million) were secured by the contractual right to charge users for electricity generated in the future.

(Amounts expressed in thousands of RMB unless otherwise stated)

25 EXPENSE BY NATURE

	For the year ended 31 December	
	2020	2019 (Restated)
Purchase of inventories in relation to trading activities	**102,515,791**	104,928,962
Raw materials and consumables used, and changes in work-in-progress and finished goods	**32,987,302**	35,573,467
Power and utilities	**16,766,950**	16,755,424
Depreciation of right-of-use assets (Note 20)	**767,553**	1,075,825
Depreciation and amortisation (other than depreciation of right-of-use assets) expenses	**7,910,802**	7,714,418
Employee benefit expenses *(Note 30)*	**7,872,005**	7,773,170
Repairs and maintenance	**1,595,880**	1,867,160
Transportation expenses and logistic cost	**4,079,157**	3,420,360
Inventory impairment loss	**1,321,387**	1,163,272
Taxes other than income tax expense *(Note (i))*	**1,600,996**	1,431,587
Packaging expenses	**294,359**	277,785
Auditors' remuneration		
– PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP/Ernst & Young and Ernst & Young Hua Ming LLP		
– Audit services	**18,170**	25,444
– Non-audit services	**700**	2,388
– Other auditors	**12,436**	5,505
Others	**1,875,928**	2,641,954
	179,619,416	184,656,721

Note:

(i) Taxes other than income tax expense mainly comprise surcharges, land use tax, property tax and stamp duty.

(Amounts expressed in thousands of RMB unless otherwise stated)

26 NET IMPAIRMENT LOSSES ON FINANCIAL ASSETS

	For the year ended 31 December	
	2020	2019 (Restated)
Impairment losses on trade and notes receivables *(Note 14)*	**338,972**	154,409
Impairment losses on other current assets *(Note 15)*	**639,862**	16,607
	978,834	171,016

27 OTHER INCOME

For the year ended 31 December 2020, government grants amounting to RMB140 million (2019: RMB85 million) were recognised as income for the year to facilitate the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(Amounts expressed in thousands of RMB unless otherwise stated)

28 OTHER GAINS, NET

	For the yea ended 31 December	
	31 December 2020	31 December 2019 (Restated)
Gain on disposal of subsidiaries *(Note 40)*	**11,305**	261,187
Realised and unrealised gains on futures, forward and option contracts, net *(Note (1))*	**512,984**	50,820
Gain on disposal of property, plant and equipment and intangible assets, net *(Note (2))*	**448,439**	259,684
Gain on acquisition of associates	**–**	557,965
Gain on disposal of investment in a joint venture	**–**	159,514
Others	**(68,856)**	(41,661)
	903,872	1,247,509

28 OTHER GAINS, NET (CONTINUED)

Notes:

(1) The Group does not apply hedge accounting for these futures, forward and option contracts.

(2) During the year, the transactions contributed to the gain on disposal of aluminum capacity quota and property, plant and equipment mainly include the following:

(a) The aluminium capacity quota of Shandong Huayu Alloy Materials Limited has been disposed of, and the Group recognised the disposal gain of RMB539 million from the difference between the transfer price and carrying amount of the assets, (Note 19).

(b) The fixed assets related to the aluminum production line of Fushun Aluminum Co., Ltd. have been disposed of, and the Group recognised the disposal loss of RMB66 million from the difference between the transfer price and carrying amount of the assets.

(Amounts expressed in thousands of RMB unless otherwise stated)

29 FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the year ended 31 December	
	2020	2019 (Restated)
Finance income-interest income	**(226,921)**	(261,193)
Interest expense	**3,986,264**	4,665,537
Less: Interest expense capitalised in property, plant and equipment *(Note 7)*	**(123,571)**	(289,499)
Interest expense, net of capitalised interest	**3,862,693**	4,376,038
Interest on lease liability and amortisation of unrecognised finance expenses	**481,512**	547,820
Exchange losses/(gains), net	**76,323**	(2,317)
Finance costs	**4,420,528**	4,921,541
Finance costs, net	**4,193,607**	4,660,348
Capitalisation rate during the year *(Note 7)*	**4.00% to 6.68%**	4.00% to 6.96%

(Amounts expressed in thousands of RMB unless otherwise stated)

30 EMPLOYEE BENEFIT EXPENSE

An analysis of employee benefit expenses is as follows:

	For the year ended 31 December	
	2020	2019 (Restated)
Salaries and bonuses	**5,322,387**	4,939,758
Pension costs	**437,806**	768,836
Housing fund	**532,842**	488,574
Staff welfare and other expenses*	**1,517,641**	1,267,095
Employment expense in relation to early retirement schemes *(Note 21)*	**53,339**	210,428
Employment expenses in relation to termination benefits	**7,990**	98,479
	7,872,005	7,773,170

* Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses and unemployment insurance expenses etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in Note 31.

(Amounts expressed in thousands of RMB unless otherwise stated)

31 DIRECTORS' AND SUPERVISORS' REMUNERATION

(a) Directors' and supervisors' remuneration

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1) (a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies Regulation (Disclosure of Information about Benefits of Directors), is as follows:

	31 December 2020	31 December 2019
Fees	**683**	780
Basic salaries, housing fund, other allowances and benefits in kind	**4183**	4,665
Pension costs	**20**	513
	4,886	5,958

The remuneration of each director and supervisor of the Company for the year ended 31 December 2020 is set out below:

Names of directors and supervisors	**Fees**	**Salaries**	**Discretionary bonuses**	**Pension costs**	**total**
Executive Directors:					
Lu Dongliang *(Note (i))*	–	–	–	–	–
He Zhihui *(Note (ii))*	–	**866**	–	**37**	**903**
Jiang Yinggang *(Note (iii))*	–	**562**	–	**31**	**593**
Zhu Runzhou	–	**894**	–	**44**	**938**
	–	**2,322**	–	**112**	**2,434**

(Amounts expressed in thousands of RMB unless otherwise stated)

31 DIRECTORS' AND SUPERVISORS' REMUNERATION (CONTINUED)

(a) Directors' and supervisors' remuneration (Continued)

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Non-executive Directors:					
Ao Hong	–	–	–	–	–
Wang Jun *(Note (iv))*	50	–	–	–	50
Chen Lijie	211	–	–	–	211
Lie-A-Cheong Tai-Chong, David	211	–	–	–	211
Hu Shihai	211	–	–	–	211
	683	–	–	–	683
Supervisors:					
Ye Guohua	–	–	–	–	–
Ou Xiaowu *(Note (v))*	–	134	–	7	141
Shan shulan	–	–	–	–	–
Guan Xiaoguang	–	770	–	44	814
Yue Xuguang	–	770	–	44	814
Total	–	1,674	–	95	1,769

(Amounts expressed in thousands of RMB unless otherwise stated)

31 DIRECTORS' AND SUPERVISORS' REMUNERATION (CONTINUED)

(a) Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended 31 December 2019 is set out below:

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Executive Directors:					
Lu Dongliang *(Note (i))*	–	–	–	–	–
He Zhihui *(Note (ii))*	–	885	–	73	958
Jiang Yinggang *(Note (iii))*	–	889	–	88	977
Zhu Runzhou	–	833	–	88	921
	–	2,607	–	249	2,856
Non-executive Directors:					
Ao Hong	–	–	–	–	–
Wang Jun *(Note (iv))*	150	–	–	–	150
Chen Lijie	210	–	–	–	210
Lie-A-Cheong Tai-Chong, David	210	–	–	–	210
Hu Shihai	210	–	–	–	210
	780	–	–	–	780

(Amounts expressed in thousands of RMB unless otherwise stated)

31 DIRECTORS' AND SUPERVISORS' REMUNERATION (CONTINUED)

(a) Directors' and supervisors' remuneration (Continued)

The remuneration of each director and supervisor of the Company for the year ended 31 December 2019 is set out below: (Continued)

Names of directors and supervisors	Fees	Salaries	Discretionary bonuses	Pension costs	total
Supervisors:					
Ye Guohua	–	–	–	–	–
Ou Xiaowu *(Note (v))*	–	–	–	–	–
Shan shulan	–	–	–	–	–
Guan Xiaoguang	–	710	–	88	798
Yue Xuguang	–	770	–	88	858
Wu Zuoming	–	578	–	88	666
Total	–	2,058	–	264	2,322

Notes:

(i) On 14 May 2020, Mr. Lu Dongliang has resigned as chairman and executive director of the Company.

(ii) On 21 October 2020, Mr. He Zhihui has resigned as an executive director and president of the Company.

(iii) On 31 August 2020, Mr. Jiang Yinggang has passed away due to illness.

(iv) Since May 2020, Mr. Wang Jun has issued a voluntary waiver of director's remuneration to the Company who has voluntarily waived his remuneration as a result of his service as a director of the Board of the Company.

(v) On 22 October 2020, Mr. Ou Xiaowu resigned as a supervisor of the Company and was reassigned to the Company as the deputy secretary of the party committee and the secretary of the disciplinary committee.

(Amounts expressed in thousands of RMB unless otherwise stated)

31 DIRECTORS' AND SUPERVISORS' REMUNERATION (CONTINUED)

(a) Directors' and supervisors' remuneration (Continued)

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals	
	31 December 2020	31 December 2019
Nil to RMB1,000,000	**14**	14

During the year, no options were granted to the directors or the supervisors of the Company (2019: Nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2019: Nil).

Director Wang Jun waived his director's remuneration with effect from May 2020.

(Amounts expressed in thousands of RMB unless otherwise stated)

31 DIRECTORS' AND SUPERVISORS' REMUNERATION (CONTINUED)

(b) Five highest paid individuals

During the year ended 31 December 2020, the five highest paid employees of the Group include three directors (2019: three directors) whose remuneration is reflected in the analysis presented above. The remuneration payable to the remaining two individuals during 2020 (2019: two) is as follows:

	31 December 2020	31 December 2019
Basic salaries, housing fund, other allowances and benefits in kind	**1,620**	1,670
Discretionary bonuses	**–**	–
Pension costs	**8**	137
	1,628	1,807

The number of the remaining three highest paid individuals during 2020 (2019: two) whose remuneration fell within the following band is as follows:

	Number of employees	
	31 December 2020	31 December 2019
Nil to RMB1,000,000	**3**	2

(Amounts expressed in thousands of RMB

32 INCOME TAX EXPENSE

	31 December 2020	31 December 2019 (Restated)
Current income tax expense	**813,112**	723,062
Deferred tax benefit	**(230,924)**	(94,686)
	582,188	628,376

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2019: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2019: 15%).



(Amounts expressed in thousands of RMB unless otherwise stated)

32 INCOME TAX EXPENSE (CONTINUED)

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	31 December 2020	31 December 2019 (Restated)
Profit before income tax	**2,155,217**	2,118,961
Tax expense calculated at the statutory tax rate of 25%(2019: 25%)	**538,804**	529,740
Tax effects of:		
Preferential income tax rates applicable to certain branches and subsidiaries	**357,016**	(464,913)
Impact of change in income tax rate	**(52,177)**	4,594
Tax losses with no deferred tax assets recognised	**477,876**	518,621
Deductible temporary differences with no deferred tax assets recognised	**146,276**	41,695
Utilisation of previously unrecognised tax losses and deductible temporary differences	**(73,779)**	(18,105)
Tax incentive in relation to deduction of certain expenses	**(42,958)**	(50,921)
Expenses not deductible for tax purposes	**52,261**	56,448
Write-off of unrecoverable deferred tax assets previously recognised	**41,757**	83,393
Profits and losses attributable to joint ventures and associates	**(70,577)**	(79,720)
Recognition of deferred tax assets related to deductible temporary differences and tax losses previously not recognised	**(61,987)**	(3,868)
Adjustments in respect of current income tax of previous periods	**(16,292)**	11,412
Income tax expense	**582,188**	628,376
Effective tax rate	**27%**	30%

33 EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY

	For the year ended 31 December	
	2020	2019 (Restated)
Profit attributable to owners of the Company *(in thousands of RMB)*	**741,004**	853,102
Other equity instruments' distribution reserved *(in thousands of RMB)*	**(261,168)**	(219,249)
Profit attributable to ordinary shares holders of the Company	**479,836**	633,853
Number of ordinary shares in issue (thousands) as at 1 January	**17,022,673**	14,903,798
Issuance of share capital *(thousands) (Note 17)*	**–**	2,118,875
Weighted average number of ordinary shares in issuance	**17,022,673**	17,022,673
Basic earnings per share *(RMB)*	**0.028**	0.037

The Group had no potentially dilutive ordinary shares in issuance during the years ended 31 December 2020 and 2019, thus the diluted earnings per share were the same as basic earnings per share.

34 DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i) the sum of the net profit less statutory surplus reserve and the opening retained earnings for the current period in accordance with IFRSs;

(ii) the sum of the net profit less statutory surplus reserve and the opening retained earnings for the current period in accordance with the PRC Accounting Standards for Business Enterprises; and

(iii) the amount limited by the Company Law of the PRC.

According to the resolution of the Board of Directors dated 23 March 2021, the directors did not propose any final dividend for the year ended 31 December 2020.

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Reconciliation of profit before taxation to cash generated from operations

	Notes	For the year ended 31 December 2020	2019 (Restated)
Cash flows generated from operating activities			
Profit before income tax		**2,155,217**	2,118,961
Adjustments for:			
Share of profits of joint ventures	9 (a)	**(180,502)**	(270,115)
Share of profits of associates	9 (b)	**(145,737)**	(48,767)
Depreciation of property, plant and equipment	7	**7,152,170**	7,100,776
Depreciation of investment properties	8	**24,405**	26,559
Depreciation of right-of-use assets	20	**767,553**	1,075,825
Amortisation of intangible assets	6	**459,482**	338,938
Amortisation of prepaid expenses included in other non-current assets		**274,745**	248,145
Gain on disposal of property, plant and equipment, land use rights, net		**(319,796)**	(243,622)
Impairment losses on property, plant and equipment		**416,841**	259,354
Impairment loss of investment properties		**–**	87
Impairment loss of intangible assets		**416**	–
Impairment loss of right-of-use assets	20	**15,790**	1,448
Impairment loss of inventory		**1,321,387**	1,163,272
Impairment loss of trade and notes receivables		**338,972**	154,409
Impairment loss of other current assets		**639,862**	16,607
Realised and unrealised gains on futures,option and forward contracts	28	**(512,984)**	(50,820)
Gain on disposal of subsidiaries	28	**(11,305)**	(261,187)
Gain on disposal of investment in a joint venture	28	**–**	(159,514)
Gain on acquisition of associates	28		557.965
Dividends from other financial assets measured at fair value	28	**(82,794)**	(97,775)
Government subsidies		**(29,233)**	(112,141)
Finance cost	29	**4,420,528**	4,921,541
Change in special reserve		**12,524**	(23,085)
Others		**21,342**	(11,558)

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(a) Reconciliation of profit before taxation to cash generated from operations (Continued)

		For the year ended 31 December	
	Notes	**2020**	2019 (Restated)
Changes in working capital:			
Increase in inventories		**(1,668,260)**	(234,203)
Increase in trade and notes receivables		**(3,867,944)**	(1,169,339)
Increase in other current assets		**(414,247)**	(377,246)
Decrease in restricted cash		**249,744**	859,507
(Increase)/decrease in other non-current assets		**(70,637)**	547,856
(Increase)/decrease in trade and notes payables		**3,009,090**	(1,405,565)
(Increase)/decrease in other payables and accrued liabilities		**1,879,398**	(560,911)
Increase in other non-current liabilities		**(177,045)**	(206,354)
Cash generated from operations		**15,678,682**	13,043,118
PRC corporate income taxes paid		**(797,336)**	(551,446)
Net cash generated from operating activities		**14,881,346**	12,491,672

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(a) Reconciliation of profit before taxation to cash generated from operations (Continued)

	Notes	For the year ended 31 December 2020	2019 (Restated)
Major non-cash transactions of investing activities and financing activities			
Investment in a joint venture used gallium business		–	352,848
Acquisition of minority interests for nil consideration		–	149,322
Endorsement of notes receivables accepted from sale of goods or services for purchase of property, plant and equipment		**2,276,782**	1,504,162
Acquisition of other financial assets measured at fair value through other comprehensive income by exchanging equity in a subsidiary		–	350,911
Acquisition of business		**42,230**	–
		2,319,012	2,357,243

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows was, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities

	Financial liabilities included in other current payables and accrued expenses	Interest bearing loans and borrowings	Total
As at 1 January 2020 (Restated)	**10,791,507**	**101,530,167**	**112,321,674**
Net cash generated from operating activities	1,988	–	1,988
Net cash flows generated from/(used in) investing activities	(2,154,660)	546,995	(1,607,664)
Proceeds from issuance of short- term bonds and medium-term notes, net of issuance costs	–	25,870,716	25,870,716
Distribution of senior perpetual securities	–	(421,416)	(421,416)
Repayments of medium-term notes and short-term bonds	–	(30,638,813)	(30,638,813)
Repayments of gold leasing arrangement	–	(6,921,860)	(6,921,860)
Drawdown of short-term and long- term bank borrowings and other loans	–	46,021,403	46,021,403
Repayments of short-term and long-term bank borrowings and other loans	–	(43,111,460)	(43,111,460)
Principal portion of lease payment	–	(1,748,202)	(1,748,202)

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation of liabilities arising from financing activities (Continued)

	Financial liabilities included in other current payables and accrued expenses	Interest bearing loans and borrowings	Total
Dividends paid by subsidiaries to non-controlling shareholders	2,474	–	2,474
Amortisation of unrecognised finance expenses and interest expense	–	487,249	487,249
Interest paid	258,864	21,650	280,514
Reclassification	87,277	899,955	987,232
Net foreign exchange differences	–	(311,005)	(311,005)
Net cash (used in)/generated from financing activities	348,615	(9,851,783)	(9,503,168)
As at 31 December 2020	8,987,450	92,225,380	101,212,830

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation of liabilities arising from financing activities (Continued)

	Financial liabilities included in other current payables and accrued expenses	Interest bearing loans and borrowings	Total
As at 1 January 2019 (Restated)	9,286,462	101,772,876	111,059,338
Net cash generated from operating activities	497,927	–	497,927
Net cash generated from investing activities	622,995	7,157,695	7,780,690
Proceeds from gold leasing arrangement	–	6,921,860	6,921,860
Proceeds from issuance of short- term bonds and medium-term notes, net of issuance costs	–	37,964,489	37,964,489
Repayments of senior perpetual securities	–	(352,648)	(352,648)
Repayments of medium-term notes and short-term bonds	–	(22,400,000)	(22,400,000)
Repayments of gold leasing arrangement	–	(1,607,905)	(1,607,905)
Drawdown of short-term and long- term bank borrowings and other loans	–	40,669,197	40,669,197
Repayments of short-term and long-term bank borrowings and other loans	–	(66,105,388)	(66,105,388)
Principal portion of lease payments	–	(3,032,106)	(3,032,106)

(Amounts expressed in thousands of RMB unless otherwise stated)

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation of liabilities arising from financing activities (Continued)

	Financial liabilities included in other current payables and accrued expenses	Interest bearing loans and borrowings	Total
Dividends paid by subsidiaries to non-controlling shareholders	(23,715)	–	(23,715)
Amortisation of unrecognised finance expenses and interest expense	–	487,249	487,249
Interest paid	235,310	22,631	257,941
Reclassification	162,120	–	162,120
Net foreign exchange differences	10,408	32,217	42,625
Net cash (used in)/generated from financing activities	384,123	(7,400,404)	(7,016,281)
As at 31 December 2019 (Restated)	10,791,507	101,530,167	112,321,674

35 NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(c) Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	For the year ended 31 December 2020
Within operating activities	253,334
Within financing activities	1,748,202
	2,001,536

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The Company is controlled by Chinalco, its parent company and a state-owned enterprise established in Mainland China. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in Mainland China. In accordance with IAS 24 Related Party Disclosures, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company consider that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions in the ordinary course of business between the Group and its related parties during the year.

(Amounts expressed in thousands of RMB

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions

		For the year ended 31 December	
	Notes	**2020**	2019
Sales of goods and services rendered:			
Sales of materials and finished goods to:	(i)		
Chinalco and its subsidiaries	(ix)	**13,986,223**	13,612,817
Associates of Chinalco		**520,485**	514,414
Joint ventures		**6,694,824**	5,676,548
Associates		**9,232,432**	3,812,565
Non-controlling shareholder of a subsidiary and its subsidiaries		**42,298**	–
		30,476,262	23,616,344
Provision of utility services to:	(ii)		
Chinalco and its subsidiaries	(ix)	**1,104,542**	687,290
Associates of Chinalco		**3,268**	4,062
Joint ventures		**470,984**	263,436
Associates		**18,568**	35,650
		1,597,362	990,438

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

	Notes	For the year ended 31 December 2020	2019
Sales of goods and services rendered (Continued)			
Rental revenue of land use rights and buildings from:	(vi)		
Chinalco and its subsidiaries	(ix)	**39,284**	52,571
Associates of Chinalco		**237**	65
Joint ventures		**1,426**	1,967
Associates		**365**	775
		41,312	55,378
Purchases of goods and services:			
Purchases of engineering, construction and supervisory services from:	(iii)		
Chinalco and its subsidiaries	(ix)	**1,755,092**	2,949,866
Associates of Chinalco		**265**	–
Joint ventures		**–**	69,332
Associates		**12,233**	218,616
		1,767,590	3,237,814
Provision of social services and logistics services by:	(v)		
Chinalco and its subsidiaries	(ix)	**475,532**	309,180
		475,532	309,180

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

		For the year ended 31 December	
	Notes	**2020**	2019
Purchases of primary and auxiliary materials, equipment and finished goods from:			
Chinalco and its subsidiaries	(iv)	**6,266,563**	8,161,223
Associates of Chinalco	(ix)	**2,586**	18
Joint ventures		**5,501,158**	2,647,234
Associates		**10,576,907**	1,893,449
Non-controlling shareholder of a subsidiary and its subsidiaries		**30,101**	–
		22,377,315	12,701,924
Purchases of utility services from:	(ii)		
Chinalco and its subsidiaries	(ix)	**650,921**	763,812
Associates of Chinalco		**85,469**	100,835
Joint ventures		**443,290**	280,523
Associates		**–**	8,326
		1,179,680	1,153,496
Purchases of other services by:	(vii)		
Chinalco and its subsidiaries		**373,655**	272,220
		373,655	272,220

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

		For the year ended 31 December	
	Notes	**2020**	2019
Rental expenses/lease liabilities payments for buildings and land use rights charged by:	(vi)		
Chinalco and its subsidiaries	(ix)	**661,888**	499,191
		661,888	499,191
Other significant related party transactions:	(vi)		
Borrowing from subsidiaries of Chinalco	(ix)	**1,925,000**	3,890,000
Interest expense on borrowings, discounted notes and factoring arrangement from subsidiaries of Chinalco		**87,985**	141,991
Investment in subsidiaries of Chinalco		**–**	2,137,608
Disposal of aluminum capacity quota to a subsidiary of Chinalco		**–**	800,000
Disposal of assets under a sale and leaseback contract to a subsidiary of Chinalco	(x)	**–**	500,000



(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

		For the year ended 31 December	
	Notes	**2020**	2019
Finance lease under a sale and leaseback contract from a subsidiary of Chinalco	(x), (ix)	–	558,924
Trade receivable factoring arrangement from a subsidiary of Chinalco	(ix)	–	136,656
Discounted notes receivable to a subsidiary of Chinalco	(viii)	**36,750**	679,517
Provision of financial guarantees to: a joint venture		–	12,450

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

All transactions with related parties were conducted at prices and on terms mutually agreed by the parties involved, which are determined as follows:

(i) Sales of materials and finished goods comprised sales of alumina, primary aluminum, copper and scrap materials. Transactions entered into are covered by general agreements on a mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

1. The price prescribed by the PRC government ("state-prescribed price") is adopted;

2. If there is no state-prescribed price, state-guidance price is adopted;

3. If there is neither state-prescribed price nor state-guidance price, then the market price (being price charged to and from independent third parties) is adopted; and

4. If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii) Utility services, including electricity, gas, heat and water, are provided at the state-prescribed price.

(iii) Engineering, project construction and supervisory services were provided for construction projects. The state-guidance price or prevailing market price (including the tender price where by way of tender) is adopted for pricing purposes.

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

(iv) The pricing policy for purchases of primary and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

(v) Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi) Pursuant to the Land Use Right Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at the market rent rate. The Group also entered into a building rental agreement with Chinalco Group and paid rents based on the market rate for its lease of buildings owned by Chinalco.

(vii) Other services are environmental protection operation services. The prevailing market price is adopted for pricing purposes.

(viii) Chinalco Finance Company Limited ("Chinalco Finance") (中鋁財務有限責任公司), a wholly-owned subsidiary of Chinalco and a non-bank financial institution established in the PRC, provides deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group are no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (Continued)

(ix) These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(x) As disclosed in Note 20, the Group has entered into several sale and leaseback contracts with Chalco Financial Leasing Co., Ltd..

(xi) As disclosed in Note 39, the Group acquired Zhongzhou Logistics and Chongqing Xinan Transportation from Chinalco's subsidiaries.

(xii) As disclosed in Note 28, in May 2019, the Group entered into transactions with its fellow subsidiaries including the disposals of subsidiaries and disposal of aluminium capacity quota. These transactions constituted related party transactions.

* The English names represent the best effort made by management of the Group in translating the Chinese names of the Companies as they do not have any official English names.

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related parties at the year end are as follows:

	31 December 2020	31 December 2019
Cash and cash equivalents deposited with		
A subsidiary of Chinalco*	**3,561,997**	3,285,093
Trade and notes receivables		
Chinalco and its subsidiaries	**760,138**	1,054,168
Associates of Chinalco	**56,107**	6,034
Joint ventures	**743,369**	788,183
Associates	**107**	25
	1,559,721	1,848,410
Provision for impairment of receivables	**(74,668)**	(17,815)
	1,485,053	1,830,595

* On 26 August 2011, the Company entered into an agreement with Chinalco Finance, pursuant to which, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On 24 August 2012, 28 April 2015, 26 October 2017 and 27 April 2020, the Company renewed the financial service agreement with Chinalco Finance with a validation term of three years ending on 25 October 2023.

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Balances with related parties (Continued)

	31 December 2020	31 December 2019 (Restated)
Other current assets		
Chinalco and its subsidiaries	**268,321**	421,805
Joint ventures	**1,416,094**	1,503,505
Associates	**433,453**	47,743
Non-controlling shareholder of a subsidiary and its subsidiaries	**1,200**	–
Provision for impairment of other current assets	**(422,089)**	(30,509)
	1,696,979	2,002,934
Other non-current assets		
Associates	**111,845**	111,845
Interest-bearing loans and borrowings:		
Subsidiaries of Chinalco (including lease liabilities)	**8,887,422**	9,857,187
Trade and notes payables		
Chinalco and its subsidiaries	**437,732**	334,840
Associates of Chinalco	**1,511**	917
Joint ventures	**561,508**	9,789
Associates	**10,562**	527,744
	1,011,313	873,290

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Balances with related parties (Continued)

	31 December 2020	31 December 2019
Other payables and accrued liabilities		
Chinalco and its subsidiaries	**2,193,782**	1,810,514
Associates of Chinalco	**1,019**	17,056
Associates	**28,424**	80,012
Joint ventures	**3,940**	73,823
	2,227,165	1,981,405
Contract liabilities:		
Chinalco and its subsidiaries	**17,460**	29,210
Associates of Chinalco	**13,453**	–
Associates	**79**	223
Joint ventures	**519**	56,010
Non-controlling shareholder of subsidiary and its subsidiaries	**656**	–
	32,167	85,443

As at 31 December 2020, included in long-term loans and borrowings and short- term loans and borrowings were from other state-owned enterprises amounting to and RMB31,245 million (31 December 2019: RMB42,553 million) and RMB18,543 million (31 December 2019: RMB29,781 million), respectively.

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(Amounts expressed in thousands of RMB unless otherwise stated)

36 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Compensation of key management personnel

	31 December 2020	31 December 2019 (Restated)
Fees	**683**	780
Basic salaries, housing fund, other allowances and benefits in kind	**4,183**	4,665
Pension costs	**20**	513
	4,886	5,958

* The year-on-year increase in the salaries of key management personnel was mainly due to the Company's addition of a salaried supervisor this year and changes in the positions of some key management personnel, which caused the year-on-year changes in the scope and duration of salaries paid by the Company.

(d) Commitments with related parties

As at 31 December 2020 and 2019, except for the other capital commitments disclosed in Note 43(b) to these financial statements, the Group had no significant commitments with related parties.

37 FINANCIAL AND CAPITAL RISK MANAGEMENT

37.1 Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the Board of Directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign currency risk

The Group's foreign currency risk arose from transaction conducted in currency other than the functional currency of the group entities. The Group's foreign currency risk primarily arises from foreign currency deposits, trade receivables, trade payables, advances paid to suppliers, and short-term and long-term loans denominated in United States dollars ("USD"), Euro ("EUR"), Japanese yen ("JPY"), and Hong Kong dollars ("HKD"). Related exposures are disclosed in Notes 16, 14, 23, 15 and 19 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at 31 December 2020, the Group only had significant exposure to USD.

(Amounts expressed in thousands of RMB

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(a) Market risk (Continued)

(i) Foreign currency risk (Continued)

As at 31 December 2020, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the profit for the year would have been approximately RMB82 million higher/lower (2019: RMB95 million lower/higher), mainly as a result of foreign exchange gains and losses arising from translation of USD denominated borrowings, other payables and medium/term notes. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2020 than in 2019, mainly due to the decrease in the USD denominated other payables and medium/term notes.

As the assets and liabilities denominated in other foreign currencies other than USD were relatively minimal to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to significant foreign currency risk arising from other assets and liabilities denominated in currency other than the functional currency of the group entities as at 31 December 2020 and 2019.

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(a) Market risk (Continued)

(ii) Interest rate risk

As at 31 December 2020, as the Group had no significant interest-bearing assets except for bank deposits (Note 16) and entrusted loans (Note 19).

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans are fixed. As the interest rates applied to the entrusted loans were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at 31 December 2020 and 2019.

The interest rate risk for the Group's financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at 31 December 2020, if interest rates had been 100 basis points (31 December 2019: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB430 million lower/higher (2019: RMB451 million (restated)), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

(Amounts expressed in thousands of RMB

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(a) Market risk (Continued)

(ii) Interest rate risk (Continued)

The fair value interest rate risk of the Group mainly arises from medium/term notes and short/term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group was not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at 31 December 2020 and 2019.

(iii) Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for offsetting other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at 31 December 2020, the fair values of the outstanding futures contracts amounting to RMB17 million (31 December 2019: RMB3 million) and RMB27 million (31 December 2019: RMB1 million) were recognised in financial assets and financial liabilities at fair value through profit or loss, respectively. As at 31 December 2020, the Company did not hold any option contracts (31 December 2019: the Company did not hold any option contracts).



(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(a) Market risk (Continued)

(iii) Commodity price risk (Continued)

As at 31 December 2020, if the commodity futures prices had increased/decreased by 3% (31 December 2019: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	31 December 2020	31 December 2019
Primary aluminum	**Decrease/increase RMB5 million**	Decrease/increase RMB40 million

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(b) Credit risk

Credit risk arises from balances with banks and financial institutions, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions.

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

The Group applies the simplified approach to most of its trade receivables to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for trade receivables. The Group has made individual assessment for trade receivables from clients with top rating and those receivables with pledged assets separately and impairment provisions are made.

To measure the expected credit losses of trade receivables other than those assessed individually as mentioned above, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected credit loss model also incorporates forward-looking information.

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(b) Credit risk (Continued)

For other current and non-current receivables, the Group considers the probability of default upon initial recognition of an asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following indicators are incorporated:

- internal credit rating
- external credit rating
- actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower's ability to meet its obligations
- actual or expected significant changes in the operating results of individual clients
- significant changes in the expected performance and behaviour of the clients

The Group measures expected credit loss rates on the basis of a loss rate approach by segmenting its portfolio into appropriate groupings based on shared credit risk characteristics. At the end of each year, the Group updates its historical loss information with forward-looking information. As the historical credit loss rates were comparatively stable and no significant changes were expected to the forward-looking information after the consideration of reasonable and supportable forecasts of comparatively stable customer relationship and customers' credit ratings, the expected credit loss rates remained consistent during 2020.

(Amounts expressed in thousands of RMB

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(b) Credit risk (Continued)

The table below shows the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December 2020. The amounts presented are carrying amounts for financial assets and the exposure to credit risk for the financial guarantee contracts.

	Stage 1	Stage 2	Stage 3	Simplified	Total
Trade receivables	–	–	–	4,746,995	4,746,995
Financial assets in other current assets	2,212,930	563,247	1,206,950	–	3,983,127
Restricted cash	1,056,037	–	–	–	1,056,037
Notes receivables	–	–	–	4,546,223	4,546,223
Cash and cash equivalents	9,631,152	–	–	–	9,631,152
Financial assets in other non-current assets	127,754	–	–	–	127,754
Total	13,027,873	563,247	1,206,950	9,293,218	24,091,288

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(b) Credit risk (Continued)

The carrying amounts of short-term investments and these receivables included in Notes 12, 14, 15 and 16 represent the Group's maximum exposure to credit risk in relation to its financial assets. The directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at 31 December 2020 and 2019.

(c) Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by the Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(c) Liquidity risk (Continued)

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2years	2 to 5 years	Over 5 years	Total
As at 31 December 2020					
Lease liabilities, including current portion	1,151,332	473,410	1,263,824	9,708,710	12,597,276
Long-term bank and other loans, including current portion	3,629,014	6,702,687	15,638,089	17,044,774	43,014,564
Medium-term notes and bonds, including current portion	7,109,960	3,000,000	6,900,000	2,000,000	19,009,960
Short-term bonds	2,400,000	–	–	–	2,400,000
Gold leasing arrangement	–	–	–	–	–
Short-term bank and other loans	20,738,030	–	–	–	20,738,030
Interest payables for loans and borrowings	2,935,356	2,105,844	4,046,106	2,039,075	11,126,381
Financial liabilities at fair value through profit or loss	26,684	–	–	–	26,684
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	8,454,068	–	–	–	8,454,068
Financial liabilities included in other non-current liabilities	460,101	194,609	74,367	767,941	1,497,018
Trade and notes payables	15,440,859	–	–	–	15,440,859
	62,345,404	12,476,550	27,922,386	31,560,500	134,304,840

(Amounts expressed in thousands of RMB

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.1 Financial risk management (Continued)

(c) Liquidity risk (Continued)

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 31 December 2019 (Restated)					
Finance lease payables, including current portion	1,729,933	1,106,701	1,333,762	10,377,143	14,547,539
Long-term bank and other loans, including current portion	3,339,687	7,525,775	9,159,028	18,811,397	38,835,887
Medium-term notes and bonds, including current portion	–	7,285,840	9,500,000	–	16,785,840
Short-term bonds	9,300,000	–	–	–	9,300,000
Gold leasing arrangement	6,921,860	–	–	–	6,921,860
Short-term bank and other loans	21,238,166	–	–	–	21,238,166
Interest payables for borrowings	4,955,925	2,289,092	4,220,111	978,041	12,443,169
Financial liabilities at fair value through profit or loss	805	–	–	–	805
Financial liabilities included other payables and accrued liabilities, excluding accrued interest	10,297,166	–	–	–	10,297,166
Financial liabilities included in other non-current liabilities *(note)*	372,824	176,232	182,006	724,959	1,456,021
Trade and notes payables	12,608,806	–	–	–	12,608,806
	70,765,172	18,383,640	24,394,907	30,891,540	144,435,259

Note: As disclosed in Note 21, as at 31 December 2020, the carrying value of financial liabilities included in other non-current liabilities was RMB1,037 million (31 December 2019: RMB1,153 million).

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments

(a) Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

Financial assets

	Group 31 December 2020				
	Financial assets at fair value through profit or loss- held for trading	Financial assets at amortised cost	Equity instruments at fair value through other comprehensive income	Debt instruments at fair value through other comprehensive income	Total
Current					
Trade receivables	–	4,746,995	–	–	4,746,995
Notes receivable	–	–	–	4,546,223	4,546,223
Financial assets at fair value through profit or loss	17,311	–	–	–	17,311
Restricted cash and term deposits	–	1,056,037	–	–	1,056,037
Cash and cash equivalents	–	9,631,152	–	–	9,631,152
Financial assets included in other current assets	–	3,983,127	–	–	3,946,759
Subtotal	17,311	19,417,311	–	4,546,223	23,980,845
Non-current					
Other financial assets measured at fair value	–	–	1,526,703	–	1,526,703
Other non-current assets	–	127,754	–	–	127,754
Subtotal	–	127,754	1,526,703	–	1,654,457
Total	17,311	19,545,065	1,526,703	4,546,223	25,635,302

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(a) Financial instruments by category (Continued)

Financial liabilities

	Group 31 December 2020		
	Financial assets at fair value through profit or loss-held for trading	Financial liabilities at amortised cost	Total
Current			
Financial liabilities at fair value through profit or loss	26,684	–	26,684
Interest-bearing loans and borrowings	–	34,707,283	34,707,283
Payables and accrued liabilities *(Note 22)*	–	8,987,450	8,987,450
Trade and notes payables	–	15,440,859	15,440,859
Subtotal	26,684	59,135,592	59,162,276
Non-current			
Financial liabilities included in other non- current liabilities *(Note 21)*	–	1,036,917	1,036,917
Interest-bearing loans and borrowings	–	57,518,097	57,518,097
Subtotal	–	58,555,014	58,555,014
Total	26,684	117,690,606	117,717,290

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(a) Financial instruments by category (Continued)

Financial Assets

	Group 31 December 2019 (Restated)				
	Financial assets at fair value through profit or loss- held for trading	Financial assets at amortised cost	Equity instruments at fair value through other comprehensive income	Debt instruments at fair value through other comprehensive income	Total
Current					
Trade receivables	–	4,574,581	–	–	4,574,581
Notes receivables	–	–	–	2,844,637	2,844,637
Financial assets at fair value through profit or loss	3,503,175	–	–	–	3,503,175
Restricted cash and term deposits	–	1,305,781	–	–	1,305,781
Cash and cash equivalents	–	7,778,853	–	–	7,778,853
Financial assets included in other current assets	–	5,663,779	–	–	5,663,779
Subtotal	3,503,175	19,322,994	–	2,844,637	25,670,806
Non-current					
Other financial assets measured at fair value	–	–	2,239,251	–	2,239,251
Other non-current assets	–	128,673	–	–	128,673
Subtotal	–	128,673	2,239,251	–	2,367,924
Total	3,503,175	19,451,667	2,239,251	2,844,637	28,038,730

(Amounts expressed in thousands of RMB

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(a) Financial instruments by category (Continued)

Financial Liabilities

	Group 31 December 2019 (Restated)		
	Financial assets at fair value through profit or loss- held for trading	Financial liabilities at amortised cost	Total
Current			
Financial liabilities at fair value through profit or loss	805	–	805
Interest-bearing loans and borrowings	–	42,286,604	42,286,604
Payables and accrued liabilities *(Note 22)*	–	10,791,507	10,791,507
Trade and notes payables	–	12,608,806	12,608,806
Subtotal	805	65,686,917	65,687,722
Non-current			
Financial liabilities included in other non-current liabilities *(Note 21)*	–	1,153,487	1,153,487
Interest-bearing loans and borrowings	–	59,243,563	59,243,563
Subtotal	–	60,397,050	60,397,050
Total	805	126,083,967	126,084,772

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's financial instruments at amortised cost, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

	Carrying amounts		Fair values	
	31 December 2020	**31 December 2019**	**31 December 2020**	**31 December 2019**
Financial assets				
Other non-current assets *(Note 12)*	**127,754**	128,673	**117,537**	111,935

	Carrying amounts		Fair values	
	31 December 2020	**31 December 2019**	**31 December 2020**	**31 December 2019**
Financial liabilities				
Financial liabilities included in other non-current liabilities *(Note 21)*	**1,036,917**	1,153,487	**903,141**	1,137,939
Long-term interest-bearing loans and borrowings, excluding lease liability *(Note 19)*	**39,385,550**	35,496,200	**39,248,491**	34,831,841
	40,422,467	36,649,687	**40,151,632**	35,969,780

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value (Continued)

Except for financial assets and financial liabilities mentioned above, management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and the current portion of interest-bearing loans and borrowings, interest payable and the current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at 31 December 2020 was assessed to be insignificant.

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 31 December 2020	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	17,311	–	–	17,311
Financial assets at fair value through other comprehensive income				
Notes receivable	–	–	4,546,223	4,546,223
Listed equity investments	8,812	–	–	8,812
Other unlisted investment	–	–	1,517,891	1,517,891
	26,123	–	6,064,114	6,090,237



(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets measured at fair value (Continued)

As at 31 December 2019
(Restated)

	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through profit or loss:				
Futures contracts	3,175	–	–	3,175
Financial product	–	3,500,000	–	3,500,000
Financial assets at fair value through other comprehensive income	–	–		
Notes receivables			2,844,637	2,844,637
Listed equity investments	8,853	–	–	8,853
Other unlisted investment	–	–	2,230,398	2,230,398
	12,028	3,500,000	5,075,035	8,587,063

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities measured at fair value

As at 31 December 2020	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss: futures contracts	26,684	–	–	26,684
	26,684	–	–	26,684

As at 31 December 2019	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss: futures contracts	805	–	–	805
	805	–	–	805

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Assets for which fair values are disclosed:

As at 31 December 2020	Fair value measurement using			
	Quoted prices in active markets (Level 1)	**Significant observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Loans and receivables:				
Financial assets included in other non-current assets	**–**	**117,537**	**–**	**117,537**

As at 31 December 2019	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Loans and receivables:				
Financial assets included in other non-current assets	–	111,935	–	111,935

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed:

As at 31 December 2020	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at amortised cost:				
Financial liabilities included in other non-current liabilities	–	903,141	–	903,141
Long-term interest-bearing loans and borrowings	–	39,248,491	–	39,248,491
	–	40,151,632	–	40,151,632

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

Liabilities for which fair values are disclosed:

As at 31 December 2019 (Restated)

	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at amortised cost:				
Financial liabilities included in other non-current liabilities	–	1,137,939	–	1,137,939
Long-term interest-bearing loans and borrowings	–	34,831,841	–	34,831,841
	–	35,969,780	–	35,969,780

(Amounts expressed in thousands of RMB

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.2 Financial instruments (Continued)

(b) Fair value and fair value hierarchy (Continued)

Fair value hierarchy (Continued)

During the year ended 31 December 2020 the Group had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2019: Nil).

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at 31 December 2020 and 2019:

	Valuation Technique	Significant unobservable input
Equity investments in Size Industry Investment Fund		
31 December 2020	Discounted Cashflow Model	Discounted rate
Chinalco Innovative		
31 December 2020	Market approach	Risk premium
Notes receivable		
31 December 2020	Discounted Cashflow model	Discounted rate

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.3 Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

(Amounts expressed in thousands of RMB unless otherwise stated)

37 FINANCIAL AND CAPITAL RISK MANAGEMENT (CONTINUED)

37.3 Capital risk management (Continued)

The gearing ratio as at 31 December 2020 is as follows:

	31 December 2020	31 December 2019 (Restated)
Total liabilities (excluding deferred tax liabilities, income tax payable and deferred government grants)	**121,811,607**	130,168,916
Less: Restricted cash, term deposits and cash and cash equivalents	**10,687,189**	9,084,634
Net debt	**111,124,418**	121,084,282
Total equity	**71,171,716**	70,757,466
Add: Net debt	**111,124,418**	121,084,282
Less: Non-controlling interests	**16,839,706**	16,085,487
Total capital attributable to owners of the parent	**165,456,428**	175,756,261
Gearing ratio	**67%**	69%

(Amounts expressed in thousands of RMB unless otherwise stated)

38 NON-CONTROLLING INTERESTS

Other than the senior perpetual securities issued by a subsidiary of the Group that presented as non-controlling interests in the consolidated financial statements and, disclosed in Note 41, details of the Group's subsidiaries that have material non-controlling interests are set out below:

	31 December 2020	31 December 2019
Percentage of equity interest held by non-controlling interests		
Ningxia Energy	**29.18%**	29.18%
Shanxi Zhongrun	**60.00%**	56.61%
Guizhou Huaren	**60.00%**	60.00%
Profit for the year allocated to non-controlling interests		
Ningxia Energy	**48,040**	240,504
Shanxi Zhongrun	**147,747**	69,701
Guizhou Huaren	**420,737**	198,016
Dividends distributed to non-controlling interests		
Ningxia Energy	**–**	76,469
Shanxi Zhongrun	**–**	–
Guizhou Huaren	**–**	–
Accumulated balances of non-controlling interests at the Year ended		
Ningxia Energy	**5,178,314**	4,978,089
Shanxi Zhongrun	**1,277,602**	996,686
Guizhou Huaren	**1,359,716**	1,028,426

(Amounts expressed in thousands of RMB unless otherwise stated)

38 NON-CONTROLLING INTERESTS (CONTINUED)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Ningxia Energy	
	2020	2019
Revenue	**6,932,708**	6,695,724
Total expenses	**6,768,073**	6,314,098
Profit for the year	**164,635**	381,626
Total comprehensive income for the year	**164,635**	381,626
Current assets	**6,037,632**	5,081,743
Non-current assets	**31,242,070**	32,133,495
Current liabilities	**9,779,461**	8,688,475
Non-current liabilities	**16,256,073**	17,559,995
Net cash flows from operating activities	**2,617,463**	3,274,683
Net cash flows used in investing activities	**(652,297)**	(939,054)
Net cash flows from/financing activities	**(1,792,661)**	(2,611,597)
Effect of foreign exchange rate changes, net	**–**	–
Net increase/(decrease) in cash and cash equivalents	**172,505**	(275,968)

(Amounts expressed in thousands of RMB unless otherwise stated)

38 NON-CONTROLLING INTERESTS (CONTINUED)

	Shanxi Zhongrun	
	2020	2019
Revenue	**3,561,831**	2,204,800
Total expenses	**3,315,585**	2,081,700
Profit for the year	**246,246**	123,100
Total comprehensive income for the year	**246,246**	123,100
Current assets	**643,121**	783,700
Non-current assets	**4,138,211**	4,010,800
Current liabilities	**2,595,397**	1,084,900
Non-current liabilities	**45,365**	2,093,700
Net cash flows from operating activities	**418,528**	234,014
Net cash flows used in investing activities	**(188,504)**	(402,636)
Net cash flows from/financing activities	**(404,548)**	307,452
Effect of foreign exchange rate changes, net	**–**	–
Net (decrease)/increase in cash and cash equivalents	**(174,524)**	138,830

(Amounts expressed in thousands of RMB unless otherwise stated)

38 NON-CONTROLLING INTERESTS (CONTINUED)

	Guizhou Huaren	
	2020	2019
Revenue	**6,094,811**	5,982,700
Total expenses	**5,393,582**	5,479,532
Profit for the year	**701,229**	503,168
Total comprehensive income for the year	**701,229**	503,168
Current assets	**1,610,363**	1,272,535
Non-current assets	**2,601,807**	2,804,555
Current liabilities	**1,003,650**	1,164,346
Non-current liabilities	**932,570**	1,006,360
Net cash flows from operating activities	**992,304**	565,027
Net cash flows used in investing activities	**(27,475)**	(91,319)
Net cash flows from/financing activities	**(612,892)**	(354,187)
Effect of foreign exchange rate changes, net	**–**	–
Net increase in cash and cash equivalents	**351,937**	119,521

39 BUSINESS COMBINATION UNDER COMMON CONTROL

(a) Acquisition of Henan Zhongzhou Logistics

In April 2020, Pursuant to the agreement entered into between Chalco Logistics Group Zhongzhou Co., Ltd. ("Chalco Logistics Zhongzhou", "中鋁物流集團中州有限公司", a subsidiary of Chalco Logistics), Henan Zhongzhou Logistics Co., Ltd. ("Henan Zhongzhou Logistics", "河南中州物流有限公司", a subsidiary of Zhongzhou Aluminum Factory prior of the transaction), Chalco Logistics Group Co., Ltd. ("Chalco Logistics", "中鋁物流集團有限公司", a subsidiary of the Company), Henan Zhongzhou Aluminum Factory Co., Ltd. ("Zhongzhou Aluminum Factory", "河南中州鋁廠有限公司", a subsidiary of Chinalco) and Chalco Zhongzhou Aluminum Industry Co., Ltd. ("Zhongzhou Aluminum Industry", "中鋁中州鋁業有限公司"), Chalco Logistics Zhongzhou merged Henan Zhongzhou Logistics, which was a 100% owned subsidiary of Zhongzhou Aluminum Factory prior to the transaction, by issuing new shares of Chalco Logistics Zhongzhou to Zhongzhou Aluminum Factory.

(b) Acquisition of Chongqing Xinan Transportation

Pursuant to the agreement entered into between Chalco Logistics, Southwest Aluminum Industry (Group) Co., Ltd. ("Southwest Aluminum Industry", "西南鋁業(集團)有限責任公司", a subsidiary of Chinalco) and Chongqing Southwest Aluminum Transportation Co., Ltd. ("Southwest Aluminum Transportation", "重慶西南鋁運輸有限公司", a subsidiary of Southwest Aluminum Industry prior to the transaction), Chalco Logistics acquired Chongqing Xinan Transportation on 30 June 2020 by subscription of its 51% newly issued shares for a cash consideration of RMB8.189 million.

(Amounts expressed in thousands of RMB

40 DISPOSAL OF BUSINESSES

(a) Disposal of 75% equity of Shandong Shanlv Electronic Ltd.

In July 2020, the Group entered into a Capital Contribution Agreement with a third party on disposal of 75% equity interest of Shandong Shanlv Electronic Ltd.. A gain of RMB10.72 million from partial disposal of the subsidiary was recognised this year.

41 OTHER EQUITY INSTRUMENTS

On 27 October 2015, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.50% (the "2015 Perpetual Medium-term Notes"). The proceeds from the issuance of the 2015 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.50% per annum on the 2015 Perpetual Medium-term Notes have been made annually in arrears from 29 October 2015 and may be deferred at the discretion of the Company. The 2015 Perpetual Medium-term Notes have no fixed maturity date and the Group repaid the principal amounts together with any accrued, unpaid or deferred coupon distribution payments on 29 October 2020.

On 31 October 2016, Chalco Hong Kong Investment issued USD500 million senior perpetual securities with an initial distribution rate at 4.25% (the "2016 Senior Perpetual Securities"). The proceeds from the issuance of the 2016 Senior Perpetual Securities after the issuance costs were USD498 million (equivalent to RMB3,374 million). The proceeds were on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 4.25% per annum on the 2016 Senior Perpetual Securities have been made semi-annually on 29 April and 29 October in arrears from 7 November 2016 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2017. The 2016 Senior Perpetual Securities have no fixed maturity date and are callable only at the Group's option on or after 7 November 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 7 November 2021, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.931 percent, (b) the U.S. Treasury Rate, and (c) a margin of 5.00 percent per annum. While any coupon distribution payments are unpaid or deferred, the Group, the wholly-owned subsidiaries of Chalco Hong Kong as guarantors, and the Issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

(Amounts expressed in thousands of RMB

41 OTHER EQUITY INSTRUMENTS (CONTINUED)

On 19 October 2018, the Company issued RMB2,000 million perpetual medium-term notes with an initial distribution rate at 5.10% (the "2018 Perpetual Medium-term Notes"). The proceeds from the issuance of the 2018 Perpetual Medium-term Notes were RMB2,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 5.10% per annum on the 2018 Perpetual Medium-term Notes have been made annually in arrears from 19 October 2018 and may be deferred at the discretion of the Company. The 2018 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group's option on 23 October 2021 or any coupon distribution date after 23 October 2021 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 2.61 percent, (b) the China Treasury Rate, and (c) a margin of maximum 500 Bps every five years after 23 October 2021. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

On 19 November 2019, the Company issued RMB1,500 million perpetual medium-term notes with an initial distribution rate at 4.20% (the "2019 Perpetual Medium-term Notes"). The proceeds from the issuance of the 2019 Perpetual Medium-term Notes were RMB1,499 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.20% per annum on the 2019 Perpetual Medium-term Notes have been made annually in arrears from 19 November 2019 and may be deferred at the discretion of the Company. The 2019 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group's option on 20 November 2022 or any coupon distribution date after 20 November 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.31 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every five years after 20 November 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

(Amounts expressed in thousands of RMB

41 OTHER EQUITY INSTRUMENTS (CONTINUED)

On 2 December 2020, the Company issued RMB1,000 million perpetual medium-term notes with an initial distribution rate at 4.45% (the "2020 Perpetual Medium-term Notes"). The proceeds from the issuance of the 2020 Perpetual Medium-term Notes were RMB1,000 million. The proceeds were used for the repayment of interest-bearing loans and borrowings. Coupon payments of 4.45% per annum on the 2020 Perpetual Medium-term Notes have been made annually in arrears from 2 December 2020 and may be deferred at the discretion of the Company. The 2020 Perpetual Medium-term Notes have no fixed maturity date and are callable only at the Group's option on 3 December 2022 or any coupon distribution date after 3 December 2022 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 1.42 percent, (b) the China Treasury Rate, and (c) a margin of maximum 300 Bps every two years after 3 December 2022. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital, or make material fixed asset investments.

According to the terms and conditions of the 2016 Senior Perpetual Securities, the 2018 Perpetual Medium-term Notes, the 2019 Perpetual Medium-term Notes and the 2020 Perpetual Medium-term Notes, the Group has no contractual obligations to repay their principal or to pay any coupon distributions. Thus in the opinion of the directors of the Company, they do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distributions declared will be treated as distributions to equity owners.

42 CONTINGENT LIABILITIES

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

(Amounts expressed in thousands of RMB unless otherwise stated)

43 COMMITMENTS

(a) Capital commitments

	31 December 2020	31 December 2019
Property, plant and equipment	**1,437,354**	3,408,174

(b) Other capital commitments

As at 31 December 2020, the commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	31 December 2020	31 December 2019
Associates	**351,800**	33,800
Joint ventures	**410,000**	410,000
	761,800	443,800

(Amounts expressed in thousands of RMB unless otherwise stated)

44 EVENTS AFTER THE REPORTING PERIOD

(a) On 22 January 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in July 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.75%.

(b) On 9 March 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in March 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.45%.

(c) On 11 March 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in June 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.65%.

(d) On 15 March 2021, the Group completed an issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit which will mature in June 2021 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 2.75%.

(e) On 23 March 2021, the Board of Directors of the Company approved a proposal to make up the accumulated loss of the Company with appropriation of statutory surplus reserve amounting to RMB4.23 billion. This proposal is subject to further approval in the 2020 annual general meeting of the Company.

45 COMPARATIVE AMOUNT

Certain comparative amounts have been restated as a result of the business combinations under common control as disclosed in Note 39.

(Amounts expressed in thousands of RMB unless otherwise stated)

46 STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	31 December 2020	31 December 2019
ASSETS		
Non-current assets		
Intangible assets	**1,011,636**	922,741
Property, plant and equipment	**10,583,996**	12,852,420
Investment properties	**39,914**	21,069
Right-of-use assets	**1,857,459**	1,816,982
Investments in subsidiaries	**61,575,254**	61,956,887
Investments in joint ventures	**1,471,924**	1,471,924
Investments in associates	**5,974,205**	5,968,055
Other financial assets measured at fair value	**1,325,181**	2,034,398
Deferred tax assets	**510,804**	576,254
Other non-current assets	**4,017,574**	7,008,769
Total non-current assets	**88,367,947**	94,629,499
Current assets		
Inventories	**1,958,966**	2,202,255
Trade and notes receivables	**901,927**	912,872
Other current assets	**24,778,036**	22,428,349
Financial assets at fair value through profit or loss	**17,311**	3,500,000
Restricted cash and time deposits	**149,169**	148,908
Cash and cash equivalents (excluding bank overdrafts)	**4,847,057**	3,385,377
Total current assets	**32,652,466**	32,577,761
Total assets	**121,020,413**	127,207,260

(Amounts expressed in thousands of RMB unless otherwise stated)

46 STATEMENT OF FINANCIAL POSITION OF THE COMPANY (CONTINUED)

	31 December 2020	31 December 2019
EQUITY AND LIABILITIES		
EQUITY		
Equity attributable to owners of the parent		
Share capital	**17,022,673**	17,022,673
Other reserves	**41,050,321**	42,015,946
Accumulated losses	**(6,170,655)**	(6,593,433)
Total equity	**51,902,339**	52,445,186
LIABILITIES		
Non-current liabilities		
Interest-bearing loans and borrowings	**31,549,165**	28,597,132
Other non-current liabilities	**185,255**	335,592
Total non-current liabilities	**31,734,420**	28,932,724
Current liabilities		
Interest-bearing loans and borrowings	**17,853,062**	29,637,697
Other payables and accrued liabilities	**18,669,584**	15,322,156
Contract liabilities	**108,895**	73,991
Trade and notes payables	**752,113**	795,506
Total current liabilities	**37,383,654**	45,829,350
Total liabilities	**69,118,074**	74,762,074
Total equity and liabilities	**121,020,413**	127,207,260
Net current liabilities	**(4,731,188)**	(13,251,589)
Total assets less current liabilities	**83,636,759**	81,377,910

The statement of financial position of the Company was approved by the Board of Directors on 23 March 2021 and was signed on its behalf.

Ao Hong
Director

Wang Jun
Chief Financial Officer

(Amounts expressed in thousands of RMB unless otherwise stated)

46 STATEMENT OF FINANCIAL POSITION OF THE COMPANY (CONTINUED)

Note:

A summary of the Company's reserves is as follows:

	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value Reserve	Other equity instruments	Accumulated losses	Total
Balance at 31 December 2018	19,203,139	13,588,663	5,867,557	25,269	7,425	3,988,000	(7,176,832)	35,503,221
At 1 January 2019 (Restated)	19,203,139	13,588,663	5,867,557	25,269	7,425	3,988,000	(7,176,832)	35,503,221
Profit for the year	–	–	–	–	–	–	795,399	795,399
Issuance of senior perpetual securities	–	–	–	–	–	1,499,104	–	1,499,104
Business combinations under common control	1,020	–	–	–	–	–	–	1,020
Release of deferred government subsidies	–	–	–	–	–	–	–	–
Changes in fair value of available-for-sale financial assets, net of tax	–	–	–	–	13,352	–	–	13,352
Other appropriation	–	–	–	(7,030)	–	–	–	(7,030)
Other equity instruments' distribution	–	–	–	–	–	–	(212,000)	(212,000)
Equity exchange arrangement	8,564,661	(10,735,214)	–	–	–	–	–	(2,170,553)
Balance at 31 December 2019	27,768,820	2,853,449	5,867,557	18,239	20,777	5,487,104	(6,593,433)	35,422,513
Profit for the year	**–**	**–**	**–**	**–**	**–**	**–**	**697,778**	**697,778**
Issuance of senior perpetual securities	**–**	**–**	**–**	**–**	**–**	**1,000,000**	**–**	**1,000,000**
Payment of senior perpetual securities	**–**	**–**				**(2,000,000)**	**–**	**(2,000,000)**
Changes in fair value of equity investments at fair value through other comprehensive income, net of tax	**–**	**–**	**–**	**–**	**(17,609)**	**–**	**–**	**(17,609)**
Other appropriation	**–**	**–**	**–**	**3,417**	**–**	**–**	**–**	**3,417**
Share of reserves of joint ventures and associates	**–**	**(48)**	**–**	**–**	**–**	**–**	**–**	**(48)**
Other equity instruments' distribution	**–**	**–**	**–**	**–**	**–**	**(675)**	**(275,000)**	**(275,675)**
Release of deferred government subsidies	**49,290**	**–**	**–**	**–**	**–**	**–**	**–**	**49,290**
At 31 December 2020	**27,818,110**	**2,853,401**	**5,867,557**	**21,656**	**3,168**	**4,486,429**	**(6,170,655)**	**34,879,666**

47 APPROVAL OF THE FINANCIAL STATEMENT

The financial statements were approved and authorised for issue by the Board of Directors on 23 March 2021.

Corporate Information

1.	Registered name	中國鋁業股份有限公司
	Abbreviation of Chinese name	中國鋁業
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO
2.	First registration date	10 September 2001
	Registered address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal code: 100082)
	Principal place of business in Hong Kong	Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong
3.	Legal representative	Ao Hong (acting on behalf of the legal representative)
	Secretary to the Board (Company Secretary)	Wang Jun
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for the Company's securities related affairs	Zhao Hongmei
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR@chalco.com.cn
	Address	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	Office of the Board
	Telephone for corporate information and inquiry	+86(10) 8229 8322
4.	Share registrar and transfer office	
	H shares:	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
	A shares:	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 3/F, China Insurance Building, No. 166, Lujiazui Road (East), Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office 240 Greenwich Street, New York, NY 10286, USA



5.	Places of listing	The Stock Exchange of Hong Kong Limited Shanghai Stock Exchange New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK) 601600 (China) ACH (US)
6.	Principal bankers	China Construction Bank Industrial and Commercial Bank of China
7.	Unified social credit code for corporate legal person	911100007109288314
8.	Independent auditors	PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince's Building, Central, Hong Kong SAR PricewaterhouseCoopers Zhong Tian LLP 11th PricewaterhouseCoopers Center, Link Square II 202 Hubin Road, Huangpu District Shanghai, the PRC
9.	Legal advisers	*as to Hong Kong laws:* Baker & McKenzie 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong *as to PRC laws:* Jincheng Tongda & Neal Law Firm 10/F, China World Trade Tower A, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC Postal code: 100004 *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP 28th Floor Nine Queen's Road Central, Central, Hong Kong
10.	Place for inspection of corporate information	Office of the Board of the Company

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED

No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (100082)
Tel: 8610 - 8229 8332
Fax: 8610 - 8229 8158
Web: www.chalco.com.cn